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Follow-Up Materials

03003650

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Onesteel

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5703 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/5/03

FILE No 82-5103

03 JAN 23 AM 7:21

Full Financial Report 2002

ontrack



AR/S
6-30-02

steel

FULL FINANCIAL REPORT 2002

OneSteel Limited ABN 63 004 410 833

Financial Statements at 30 June 2002 together with Directors' and Independent Audit Reports

Contents

DIRECTORS' REPORT

Your directors submit their report for the year ended 30 June 2002.

Directors

The following persons were directors of OneSteel Limited during the whole of the financial year and up to the date of this report:
P J Smedley
R L Every
E J Doyle
C R Galbraith
D E Meiklejohn
D A Pritchard
N J Roach.

Details of the qualifications, experience and responsibilities of directors are set out on page 29 of the Annual Review.

Principal Activities

The principal activities of the OneSteel Group are mining, steel manufacture, and steel and metal products distribution. Further details are set out on pages 1 to 32 of the Annual Review. The company was listed on the Australian Stock Exchange (ASX) on 23 October 2000. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review of Operations

A review of the operations of the OneSteel Group during the financial year and the results of those operations is contained in pages 1 to 32 of the Annual Review.

Net profit after income tax attributable to members of the parent entity for the financial year was $47.1m (2001: $28.8m loss) with earnings per share of 9.3 cents (2001: (8.8) cents).

Dividends

Dividends paid or declared by the company since the end of the previous financial year were:

	$m
2001 Final dividend 3 cents per share paid on 18 October 2001, fully franked at a 30% tax rate on fully paid shares	13.8
2002 Interim dividend 3 cents per share paid on 24 April 2002, fully franked at a 30% tax rate on fully paid shares	16.1
2002 Final dividend 3.5 cents per share payable on 17 October 2002 fully franked at a 30% tax rate on fully paid shares	18.9

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2002.

Commentary on the overall state of affairs of the consolidated entity is set out on pages 1 to 32 of the Annual Review.

Environmental Regulation and Performance

The consolidated entity is subject to significant environmental regulation in respect of its mining and manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environment report is set out on pages 25 and 26 of the Annual Review.

ASIC Surveillance Matters

On 16 July 2002, the company received correspondence from the Australian Securities and Investments Commission (ASIC) regarding a change in focus of their surveillance work to concentrate on capitalised expenses, revenue recognition and recognition of controlled entities and assets.

These matters were specifically addressed by the company as part of the accounts preparation process and comments on each area are as follows:

- *Capitalised expenses*
  The main areas of capitalisation of expenses, in OneSteel, relate to the deferred stripping cost we carry in the balance sheet for the iron ore mines and the capitalisation of expenses in capital projects. Both items are covered by the Statement of Significant Accounting Policies (note 1 to the Full Financial Statements) and reflect normal practice allowed under Australian Accounting Standards. For the year ended 30 June 2002 the deferred stripping account increased by $6.0m to $20.6m (note 14 to the Full Financial Statements). In addition, expenses of $6.3m for our SAP implementation project were capitalised in the year.
- *Revenue recognition*
  The vast majority of OneSteel revenue is from sale of products. Our accounting policy for recognition is "Sales revenue is recognised or accrued at the time of the provision of the product or service. The recognition criteria for the sale of goods is when control of the goods has passed to the buyer."
- *Recognition of controlled entities*
  All controlled entities are recognised in the consolidated OneSteel Group results.

Based on the review conducted there was no need for any change to the accounting policies of the OneSteel Group.

Matters Subsequent to the End of the Financial Year

Since 30 June 2002 and to the date of this report, no matter or circumstance has arisen that has significantly affected or may significantly affect:

- the consolidated entity's operations in future financial years or
- the results of those operations in future years or
- the consolidated entity's state of affairs in future financial years.

Future Developments

Certain likely developments in the operations of the consolidated entity known to the date of this report have been covered generally within the Annual Review. In the opinion of the directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Meetings

The number of directors' meetings including meetings of committees of directors and number of meetings attended by each of the directors of the company during the financial year are:

	Board of Directors		Governance & Remuneration Committee		Audit & Compliance Committee		Occupational Health, Safety & Environment Committee	
	A	B	A	B	A	B	A	B
P J Smedley	11	11	2	2				
R L Every	11	11						
E J Doyle	11	11			4	4	4	4
C R Galbraith	11	11	2	2	4	4		
D E Meiklejohn	11	11	2	2	4	4		
D A Pritchard	11	11			4	4	4	4
N J Roach	11	11	2	2			4	4

A – Reflects the number of meetings held during the time the director held office during the year.

B – Number of meetings attended.

The roles and membership details of each of the committees are described on pages 30 to 32 of the Annual Review.

Dr Every, the Managing Director, is not a member of the Board Committees but attended all the meetings held by those Committees.

Directors and Senior Executives' Emoluments

The Board's Governance & Remuneration Committee is responsible for reviewing remuneration policies and practices, including compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committee.

The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Directors

Remuneration for non-executive directors comprises a fixed annual base fee and superannuation. The executive directors' remuneration comprises a base salary, other benefits, superannuation and a short-term incentive plan payment (STIP). Details of remuneration paid to directors for the year ended 30 June 2002 are:

Directors ($)	Fees/Salary	Other Benefits	Superannuation Contribution	Incentives	Total
P J Smedley	250,000		20,000		270,000
R L Every	1,191,667	41,250	189,262	1,200,000	2,622,179
E J Doyle	80,000		6,400		86,400
C R Galbraith	80,000		6,400		86,400
D E Meiklejohn	80,000		6,400		86,400
D A Pritchard	80,000		6,400		86,400
N J Roach	80,000		6,400		86,400
Total	**1,841,667**	**41,250**	**241,262**	**1,200,000**	**3,324,179**

Note: The Non-Executive Directors' Share Plan (NED) enables directors to receive part of their remuneration in the form of OneSteel shares. Non-executive directors may elect to acquire OneSteel shares instead of receiving some or all of their annual director's fee in cash, and accordingly the amount paid to the NED Plan by OneSteel is deducted from the fees which otherwise would be paid in cash to the director. No grants to rights to shares or options were made to the Managing Director under the company's Long-Term Incentive Plan in the year ended 30 June 2002.

Senior executives

The company's remuneration policy for senior executives aims to:

- attract, develop and retain executives with the capabilities required to lead the company in the achievement of business objectives
- have a significant proportion of executives' pay at risk to ensure a focus on delivering annual financial, safety and business objectives and
- reward executives for maintaining sustained returns to shareholders.

Remuneration packages for executives therefore comprise:

- a fixed annual reward which includes a base salary, other benefits (including fringe benefits tax and superannuation) and
- a variable component. This involves both a short-term incentive plan that rewards delivering of annual business goals and a long-term incentive plan which allocates shares and options.

DIRECTORS' REPORT CONTINUED

Executives participate in an annual performance review process that assesses performance against key accountabilities and job goals. Performance against these goals impacts directly on short-term incentive payments and salary movements.

Details of fixed annual reward payments and short-term incentive payments made to the most senior executives for the year ended 30 June 2002 are:

Senior Executives[1] ($)	Base Salary	Other Benefits	Superannuation Contribution	Short-Term Incentive Plan	Total
G J Plummer	329,348	82,550	48,397	230,000	690,295
R W Freeman	427,359	7,253	34,189	170,000	638,801
L J Selleck	281,861	111,454	41,499	172,000	606,814
N Calavrias	332,706	8,342	24,945	163,572	529,565
A J Reeves	277,741	14,052	24,322	140,000	456,115
Total	**1,649,015**	**223,651**	**173,352**	**875,572**	**2,921,590**

(1) All officers were employed by subsidiaries of OneSteel Limited for the full year, except for A J Reeves who commenced with OneSteel on 1 October 2001.

In addition details of payments made to senior executives who separated during the year are:

Senior Executives ($)	Base Salary	Other Benefits	Superannuation Contribution	Bonus Payment	Termination Benefits[1]	Total
B Carrasco[2]	133,776		26,644	52,500	1,067,394	1,280,314
G Day	198,234	50,617	23,761	48,607	390,000	711,219

(1) Termination benefits include annual leave and long service leave.

(2) During the year 352,358 shares and 939,728 options, the granting of which was disclosed in the 2001 Directors' Report, vested to B Carrasco.

Shares and Options – Long-Term Incentive Plan

The company granted performance dependent rights to ordinary shares and options to certain senior executives during the year ended 30 June 2002. Details of the grants made to the most senior executives are:

Senior Executives	Share Rights Granted	Options Granted	Exercise Price for Options
A J Reeves[1]	174,975	233,300	$0.9087
R W Freeman	75,000	90,000	$1.0434
G J Plummer	75,000	90,000	$1.0434
L J Selleck	60,000	75,000	$1.0434

(1) Grants made to A J Reeves formed part of the remuneration package established on his commencement with the company.

The rights to shares and the options were granted in accordance with the rules of the company's Long-Term Incentive Plan. One ordinary share in the company may be obtained for each right to shares and options after a qualifying period of three years. These shares and options are held in trust during this period and vesting is subject to the company achieving specific performance hurdles at the end of this period. All or some of these shares and options may vest to an individual executive on termination when special circumstances apply. The options have a maximum life of nine years.

The performance hurdles relate to two comparative groups (the Australian Consumer Price Index plus 5% and the ASX All Industrials Accumulation Index excluding banks, media and telecommunications) that are measured against OneSteel's performance in terms of Total Shareholder Return. OneSteel's ranking against these measures will determine whether a participant may exercise the options and/or withdraw rights to shares.

The issue price for each right to a share and the exercise price for each option are both calculated in a like manner. Their respective prices were calculated based on the weighted average price of OneSteel shares traded on the ASX over a prescribed period of five days applying just prior to the grant of the respective shares.

At the date of this report potential rights to options over ordinary shares of the company are:

Expiry Date	Exercise Price	Number of Shares
15 December 2009	$0.9258	3,863,008
9 April 2010	$0.8848	241,298
2 September 2010	$1.0350	35,749
23 September 2010	$0.9143	29,531
30 September 2010	$0.9087	233,300
21 December 2010	$1.0434	796,000

The options do not entitle the holder to participate in any share issue of the company.

During, or since the end of, the financial year the company has issued shares as a result of the exercise of options as follows:

Number of Shares	Amount Paid on Each Share	Market Value of Shares on Date of Exercise
1,467,154	$0.9258	$1.06 to $1.56
12,000	$1.0434	$1.47

There are no amounts unpaid on the shares issued.

Shares held in trust under the Long-Term Incentive Plan carry no voting rights until they ultimately vest to the employees.

Share-Based Remuneration

During the year shares were issued under the company's Employee Share Plan and rights to shares and options were granted under the Long-Term Incentive Plan. No amount has been charged to the Statement of Financial Performance in respect of these shares and options.

The value attributable to the shares and options, assuming that the performance criteria is met and they ultimately vest to employees, is $2.9m.

Note: The value of shares is based on the market value on issue date and the value of options has been determined using the Black Scholes model.

Directors' Interests

During the financial year ordinary shares in the company were acquired, either directly or indirectly, at market prices by directors as follows:

	Ordinary Shares
E J Doyle	35,206
C R Galbraith	10,069
D A Pritchard	50,000
N J Roach	110,393

No director, either directly or indirectly, disposed of any ordinary shares, exercised an option over ordinary shares or was granted rights to further shares and options during the financial year.

The relevant interest of each director in the shares, options or other instruments of the company and related bodies corporate are:

	ONESTEEL LIMITED			STEEL & TUBE HOLDINGS LTD	
	Shares	Rights(1)	Options(1)	Shares	Options
P J Smedley	100,000				
R L Every	102,793	1,847,052	2,462,735	6,000	
E J Doyle	57,064				
C R Galbraith	44,440				
D E Meiklejohn	10,000				
D A Pritchard	50,000				
N J Roach	121,229				

(1) Refer details of rights to shares and options above.

Interests of Non-Executive Directors in Contracts or Proposed Contracts with the Company

Directors of OneSteel Limited have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of OneSteel's Constitution. In addition, directors of OneSteel Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 29 of the Annual Review.

Members of the consolidated entity had normal business transactions with directors (or director-related entities) of the parent entity and its controlled entities during the year, including payments to Allens Arthur Robinson, solicitors, of which firm C R Galbraith is a partner, in respect of legal costs and advice amounting to $126,337 exclusive of GST of which no amount was outstanding at 30 June 2002.

Indemnification and Insurance of Officers and Auditors

The company has agreements with each of the directors of the company in office at the date of this report, and certain former directors, indemnifying these officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contract.

Rounding of Amounts

The company is of the kind referred to in the ASIC Class Order 98/0100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Sydney this 20th day of August 2002 in accordance with a resolution of directors.

Peter Smedley
Chairman

Robert Every
Managing Director

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE

	Note	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Current Assets					
Cash assets	26	11.4	14.1	–	–
Receivables	6	427.2	432.9	87.9	14.9
Other financial assets	7	25.6	128.6	–	–
Inventories	8	574.1	540.3	–	–
Other	9	9.9	46.2	–	–
Total Current Assets		**1,048.2**	**1,162.1**	**87.9**	**14.9**
Non-Current Assets					
Other financial assets	10	9.0	9.2	1,161.7	1,161.7
Property, plant and equipment	11	1,160.0	1,224.2	–	–
Intangibles	12	261.4	234.4	–	–
Deferred tax assets	13	80.7	62.1	–	–
Other	14	22.7	18.8	–	–
Total Non-Current Assets		**1,533.8**	**1,548.7**	**1,161.7**	**1,161.7**
Total Assets		**2,582.0**	**2,710.8**	**1,249.6**	**1,176.6**
Current Liabilities					
Payables	15	425.1	444.4	–	–
Interest bearing liabilities	16	33.0	154.8	–	–
Tax liabilities	17	0.9	–	0.4	0.2
Other provisions	17	130.2	158.6	–	13.8
Total Current Liabilities		**589.2**	**757.8**	**0.4**	**14.0**
Non-Current Liabilities					
Interest bearing liabilities	19	550.0	621.7	–	–
Deferred tax liabilities	20	138.2	136.7	–	–
Other provisions	21	82.0	78.4	–	–
Total Non-Current Liabilities		**770.2**	**836.8**	**–**	**–**
Total Liabilities		**1,359.4**	**1,594.6**	**0.4**	**14.0**
Net Assets		**1,222.6**	**1,116.2**	**1,249.2**	**1,162.6**
Equity					
Contributed equity	22	1,066.6	995.0	1,066.6	995.0
Reserves	23	0.1	1.8	–	–
Retained profits	24	102.8	67.3	182.6	167.6
Parent entity interest		1,169.5	1,064.1	1,249.2	1,162.6
Outside equity interest	25	53.1	52.1	–	–
Total Equity		**1,222.6**	**1,116.2**	**1,249.2**	**1,162.6**

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE

		CONSOLIDATED		PARENT	
	Note	2002 $m	2001 $m	2002 $m	2001 $m
Sales revenue	2	2,906.0	2,564.6	–	–
Cost of sales		(2,377.6)	(2,075.0)	–	–
Gross profit		528.4	489.6	–	–
Other revenues from ordinary activities	2	80.5	141.0	36.0	185.2
Operating expenses excluding restructuring and borrowing costs	2	(461.0)	(546.7)	(4.5)	(5.3)
Restructuring costs	2	–	(65.7)	–	–
Borrowing costs	2	(54.4)	(44.1)	–	–
Profit/(loss) from ordinary activities before income tax expense		93.5	(25.9)	31.5	179.9
Income tax (expense)/benefit relating to ordinary activities	3	(39.0)	3.0	(0.4)	(0.3)
Net profit/(loss) from ordinary activities after related income tax		54.5	(22.9)	31.1	179.6
Net profit attributable to outside equity interests		(7.4)	(5.9)	–	–
Net profit/(loss) attributable to members of the parent entity		**47.1**	**(28.8)**	**31.1**	**179.6**
Net exchange difference on translation of financial statements of self-sustaining foreign operations	23	2.8	3.2	–	–
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of OneSteel Limited		**49.9**	**(25.6)**	**31.1**	**179.6**
Basic earnings/(loss) per share (cents per share)	4	9.33	(8.84)		
Diluted earnings/(loss) per share (cents per share)	4	9.30	(8.84)		

The accompanying notes form an integral part of this Statement of Financial Performance.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE

	Note	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
			Inflows/(outflows)		
Cash flows from operating activities					
Receipts from customers		2,872.0	2,609.2	4.5	5.5
Payments to suppliers and employees		(2,708.6)	(2,473.5)	(4.5)	(3.6)
Dividends received		–	3.0	30.0	177.4
Interest received		2.3	3.1	1.5	–
Interest and other costs of finance paid		(52.3)	(52.4)	–	–
Operating cash flows before income tax		113.4	89.4	31.5	179.3
Income taxes paid		(20.8)	(45.9)	(0.2)	(0.4)
Net operating cash flows	26(b)	**92.6**	**43.5**	**31.3**	**178.9**
Cash flows from investing activities					
Purchases of property, plant and equipment		(70.8)	(37.9)	–	–
Purchases of investments		–	(0.2)	–	–
Purchase of controlled entities net of their cash	26(c)	–	(121.6)	–	(121.6)
Purchase of businesses		–	(519.7)	–	–
Proceeds from sale of property, plant and equipment		27.4	8.2	–	–
Loan to non-related parties		–	(285.8)	–	–
Repayment of loan by non-related parties		65.9	157.2	–	–
Proceeds from sale of investments		–	111.1	–	–
Proceeds from sale of controlled entities net of their cash	26(d)	28.8	2.4	–	2.4
Net investing cash flows		**51.3**	**(686.3)**	**–**	**(119.2)**
Cash flows from financing activities					
Proceeds from issue of shares	22	66.3	933.3	66.3	933.3
Proceeds from borrowings		349.0	1,108.0	–	–
Repayment of borrowings		(520.0)	(377.2)	–	–
Repayment of loans from related party		–	(1,725.5)	(73.0)	(979.3)
Proceeds from loans to related party		–	709.6	–	–
Dividends paid		(35.1)	(15.7)	(24.6)	(13.7)
Net financing cash flows		**(139.8)**	**632.5**	**(31.3)**	**(59.7)**
Net increase/(decrease) in cash and cash equivalents		**4.1**	**(10.3)**	**–**	**–**
Cash and cash equivalents at beginning of year		7.3	17.4	–	–
Effect of exchange rates on cash and cash equivalents		–	0.2	–	–
Cash and cash equivalents at end of year	26(a)	**11.4**	**7.3**	**–**	**–**

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE

1. Statement of Significant Accounting Policies

Basis of Preparation

These general purpose consolidated financial statements have been prepared for the year ended 30 June 2002 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 30 June 2002 Annual Review and any public announcements made by OneSteel Limited and its controlled entities during the year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and the Australian Stock Exchange.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for those in respect of dividend recognition and diluted earnings per share (EPS).

Dividends are now only recognised in the financial statements at the time that they have actually been declared. If dividends have not been declared on or before the reporting date, then no provision for dividend is recognised in the financial statements.

The revised Accounting Standard AASB 1027 "Earnings per Share" has been adopted for the calculation of basic and diluted earnings per share.

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares.

The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

Basis of Accounting

The financial statements have been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the Australian dollar or in the prices of specific assets.

Principles of Consolidation

The consolidated entity referred to as the OneSteel Group includes the chief entity, OneSteel Limited ("OneSteel"), and its controlled entities (together "OneSteel Group"). A list of controlled entities is contained in note 31.

Where the cost of OneSteel's interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference is brought to account as goodwill which is included in the statement of financial performance under the heading of intangibles.

Where the cost of OneSteel's interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, being a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired.

In preparing the financial statements, the effects of all transactions between entities within the OneSteel Group have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Foreign Currency Transactions

Transactions

Transactions in foreign currencies are translated at rates of exchange that approximate those applicable at the date of each transaction. Foreign currency amounts payable or receivable arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken to account in the measurement of the relevant transactions. Exchange fluctuations arising from foreign currency transactions and amounts outstanding are taken directly to the Statement of Financial Performance.

Translation of controlled foreign entities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are translated using the current rate method and are taken directly to the foreign currency translation reserve.

Revenue

Sales revenue represents revenue earned from the sale of products or services net of returns, trade allowances and duties. Sales revenue is recognised or accrued at the time of the provision of the product or service. The recognition criteria for sale of goods is when control of the goods has passed to the buyer.

Dividend income is brought to account when received.

Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance leases and net receipt or payment from interest rate swaps. Borrowing costs are expensed except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale.

Exploration, Evaluation and Development Expenditure

Exploration and evaluation expenditure is charged against earnings as incurred, except in the case of areas of interest where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or
- at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves.

1. Statement of Significant Accounting Policies (continued)

In these cases, the expenditure is capitalised. Where the expenditure together with the relevant development costs are capitalised, the amounts so capitalised are amortised over the period of benefit. Each area of interest is reviewed regularly to determine its economic viability, and to the extent that it is considered that the relevant expenditure will not be recovered, it is written off in the year in which the shortfall is identified.

Capitalisation of Expenses

Expenses are capitalised in relation to capital projects when they are integral to achieving the required outcome of the project. The costs capitalised would include full time people involved in the project (design, engineering, project management) and pre commissioning costs. Other areas of capitalised expenses are covered under the accounting policies on borrowing costs and deferred stripping.

Research Expenditure

Expenditure for research is charged against earnings as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

Provision for Restoration and Rehabilitation

Provision for restoration and rehabilitation is made in the financial statements on a progressive basis for restoration and rehabilitation costs, mainly in areas from which natural resources are extracted.

Estimates are based on current costs and current technology, allowing for potential recoveries (if any), determined on an undiscounted basis encompassing the closure and removal or disposal of facilities, site clean up and rehabilitation. Much of the restoration and rehabilitation work can be done only after the termination of operations, which will generally be many years hence, and accordingly the consideration of work required takes into account current and anticipated legal obligations and industry best practice.

The charge to income is generally determined on a units of production basis so that full provision is made by the end of the asset's economic life. Estimates are reassessed annually and the effects of changes are recognised prospectively.

Taxation

The consolidated Statement of Financial Position has been prepared applying the principles of tax effect accounting, whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. The provision for deferred income tax (non-current liability) and the future income tax benefit (non-current asset) represent the tax effect of timing differences which arise from the recognition in the financial statements of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax purposes. Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Deferred tax balances are carried at the rates that are expected to apply when the balances are settled.

A net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Classification of Assets and Liabilities

Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within 12 months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within 12 months.

Non-Current Assets

Non-current assets are generally accounted for on an historical cost basis. Recoverable amounts have been determined having regard to their anticipated net realisable value on sale, or expected net cash flows from operations discounted to present values.

Cash Assets

For Statement of Financial Position purposes, cash includes cash on hand, cash at bank and deposits available at immediate or 24-hour call with financial institutions. For the purpose of the consolidated Statement of Cash Flows, cash is defined as cash and cash equivalents and are stated at nominal value. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and borrowings at call.

Other Financial Assets

Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

Deferred Stripping Costs

The costs associated with removing overburden from mines are initially capitalised as deferred stripping (refer note 14). The costs are then amortised to the Statement of Financial Performance by allocating a cost to each tonne of ore mined based on the waste to ore ratio of the mine over its entire life.

Property, Plant and Equipment

Valuation in financial statements

Property, plant and equipment are carried at cost and depreciated over their useful economic lives.

Disposals

Disposals are taken to account in operating profit in the period in which they are disposed.

Depreciation of property, plant and equipment

Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, at rates based on the useful life of the asset to the OneSteel Group, on a straight line basis.

1. Statement of Significant Accounting Policies (continued)

The following table indicates the typical expected economic lives of property, plant and equipment on which the depreciation charges are based:

Buildings:	From 20 to 40 years
Plant and equipment:	From 3 to 30 years
Exploration, evaluation and development expenditures carried forward:	Based on the estimated life of reserves on a unit of production basis
Capitalised leased assets:	Up to 30 years or life of lease, whichever is shorter.

The rates are reviewed and reassessed periodically in the light of technical and economic developments.

Leased Assets

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Intangible Assets

Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight line basis over the expected periods of benefit. The maximum amortisation period applied for goodwill is 20 years and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits exceeding the carrying value of the related intangible assets.

Provision for Employee Entitlements

Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave and workers' compensation.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax, are included in the determination of provisions. Annual leave and the current portion of long service leave and workers' compensation provisions are measured at their nominal amounts.

The OneSteel Group contributes to defined benefit and defined contribution superannuation plans. Contributions to these funds are charged against income as they become payable.

Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the OneSteel shareholders.

Financial Instruments Included in Liabilities

Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Interest rate swaps are recognised as either an asset or liability, measured by reference to amounts payable or receivable calculated on a proportionate time basis.

Cross currency swaps are recognised as either an asset or liability, measured at the net of the amounts payable and receivable.

Financial Instruments Included in Assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered unlikely. Any provision established is based on a review of all outstanding amounts at balance date.

Bank deposits, bills of exchange, promissory notes, loans, marketable securities and marketable equity securities are carried at cost.

Employee Share and Option Ownership Schemes

Certain employees are entitled to participate in share and option ownership schemes. The details of the schemes are described in note 27. No remuneration expense is recognised in respect of employee shares and options issued.

Rounding of Amounts

Amounts in the financial statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Derivatives

The OneSteel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses derivative financial instruments to hedge these risks. Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be recognised in the Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- recognised in the Statement of Financial Performance at the date of termination where the anticipated transaction is no longer expected to occur.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1027 "Earnings per Share".

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

2. Profit and Loss Items

		CONSOLIDATED		PARENT	
	Note	2002 $m	2001 $m	2002 $m	2001 $m
Profit/(loss) from ordinary activities is after crediting the following revenues:					
Sales revenues:					
Product sales		2,899.2	2,562.7	–	–
Rendering of services		6.8	1.9	–	–
Total sales revenue		**2,906.0**	**2,564.6**	**–**	**–**
Other revenues:					
Interest from controlled entity		–	–	1.5	–
Interest from other persons		2.3	3.1	–	–
Dividends from wholly owned group		–	–	30.0	177.4
Proceeds from sale of non-current assets		55.2	121.7	–	2.4
Email management fee		10.4	5.0	–	–
Other		12.6	11.2	4.5	5.4
Total other revenues		**80.5**	**141.0**	**36.0**	**185.2**
Profit/(loss) from ordinary activities is after charging the following expenses:					
Manufacturing expenses		67.3	77.8	–	–
Distribution expenses		83.3	78.1	–	–
Marketing expenses		89.7	91.8	–	–
Administrative expenses		147.8	153.9	–	–
Other expenses		25.6	25.0	4.5	3.6
Cost of sale of non-current assets		47.3	120.1	–	1.7
Total operating expenses excluding borrowing costs		**461.0**	**546.7**	**4.5**	**5.3**
Restructuring costs:					
Closure of the Brisbane Bar Mill					
Redundancies and other costs		–	5.2	–	–
Write off of fixed assets		–	22.5	–	–
Write off of goodwill		–	22.3	–	–
Other restructuring costs		–	15.7	–	–
Total restructuring costs		**–**	**65.7**	**–**	**–**
Borrowing costs:					
Interest paid or payable to:					
Other unrelated parties		50.3	40.0	–	–
Amortisation of loan facility fees		4.1	4.1	–	–
Total borrowing costs		**54.4**	**44.1**	**–**	**–**
Included in the cost of sales, operating expenses and restructuring costs are the following items:					
Depreciation and amortisation					
Depreciation of property, plant and equipment		84.2	100.1	–	–
Amortisation of goodwill		18.9	37.0	–	–
Restructuring costs		12.2	–	–	–
Superannuation company contributions (all funds)	27	38.6	35.3	–	–
Other expense items:					
Foreign exchange (gains)/losses		–	0.1	–	–
Net bad debts written off		1.2	2.8	–	–
Net charge to provision for doubtful debts		0.2	0.5	–	–
Research and development costs		7.1	1.0	–	–
Net (gain)/loss on sale of non-current assets		(7.9)	(1.6)	–	(0.7)
Write down of inventory to net realisable value		0.5	3.7	–	–
Operating lease rentals		23.4	22.0	–	–
Provision for employee entitlements		75.2	54.5	–	–
Provision for restoration and rehabilitation		0.8	0.6	–	–

3. Income Tax Expense/(Benefit)

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Income tax arising from items taken to operating profit				
The prima facie tax on operating profit differs from the income tax provided in the accounts and is calculated as follows				
Profit/(loss) from ordinary activities before income tax	**93.5**	**(25.9)**	**31.5**	**179.9**
Tax calculated at 30 cents (34 cents in 2001) in the dollar	28.0	(8.8)	9.4	61.2
Tax effect of permanent and other differences:				
Rebate for dividends	–	–	(9.0)	(60.3)
Amounts under/(over) provided in prior years	2.8	(3.9)	–	–
Research and development incentive	(0.5)	(0.2)	–	–
Non-deductible accounting depreciation and amortisation	7.2	14.8	–	–
Tax rate differential – non-Australian income	0.7	(0.2)	–	–
Employee share plan	–	(0.3)	–	(0.3)
Non-deductible expenses	0.4	0.6	–	–
Capital gains taxable/(not taxable)	0.4	(2.8)	–	(0.3)
Restatement of deferred tax balances due to income tax rate change	–	(2.2)	–	–
Total income tax expense/(benefit)	**39.0**	**(3.0)**	**0.4**	**0.3**

4. Earnings per Share

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m
The following reflects the earnings and share data used in the calculations of basic and diluted earnings per share:		
(a) Earnings		
Net profit/(loss)	54.5	(22.9)
Net profit attributable to outside equity interest	(7.4)	(5.9)
Earnings used in calculating basic and diluted earnings per share	**47.1**	**(28.8)**

	Number of Shares 2002	Number of Shares 2001
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares used in the calculation of basic earnings per share	504,513,688	325,403,303
Dilutive effect of executive share options (a)	1,470,649	–
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**505,984,337**	**325,403,303**

(a) Executive share options relate solely to ordinary shares.

All potential ordinary shares, being options to acquire ordinary shares, are considered dilutive – details are provided in note 27 Employee Entitlements.

Issues After 30 June 2002

Since the end of the financial year, the following number of ordinary shares have been issued:

54,354 ordinary shares pursuant to the employee share schemes – refer to note 27 Employee Entitlements for details of these schemes.

61,774 ordinary shares from the exercise of options by former executive employees.

These shares have not been included in the calculation of basic EPS as at 30 June 2002. There have been no other subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

5. Segment Information

2002	AUSTRALIA					INTERNATIONAL		CONSOLIDATED
	Manufacturing $m	Distribution $m	Unallocated $m	Eliminations $m	Total $m	Distribution $m	Eliminations $m	$m
Segment revenues								
Revenues from customers outside the consolidated entity	1,150.3	1,526.0	21.5	–	2,697.8	288.7	–	2,986.5
Plus: Inter-segment revenues	577.6	5.8	12.8	(580.5)	15.7	0.5	(16.2)	–
Total revenues	1,727.9	1,531.8	34.3	(580.5)	2,713.5	289.2	(16.2)	2,986.5
Other non-cash expenses	(0.2)	(1.0)	–	–	(1.2)	–	–	(1.2)
Earnings before depreciation and amortisation	148.8	94.5	(9.2)	(1.2)	232.9	30.7	(12.6)	251.0
Depreciation and amortisation	(64.5)	(32.7)	(0.3)	–	(97.5)	(5.6)	–	(103.1)
Earnings before interest and tax	84.3	61.8	(9.5)	(1.2)	135.4	25.1	(12.6)	147.9
Less: Borrowing costs								(54.4)
Less: Income tax expense								(39.0)
Profit after tax before minority interests								54.5
Segment assets	1,461.3	980.1	64.6	(133.5)	2,372.5	131.7	(2.9)	2,501.3
Plus: Tax assets								80.7
Total assets								2,582.0
Segment liabilities	275.1	184.7	776.6	(49.6)	1,186.8	33.5	–	1,220.3
Plus: Tax liabilities								139.1
Total liabilities								1,359.4
Non-current assets on acquisition	40.6	69.3	6.7	–	116.6	3.0	–	119.6

2001	AUSTRALIA					INTERNATIONAL		CONSOLIDATED
	Manufacturing $m	Distribution $m	Unallocated $m	Eliminations $m	Total $m	Distribution $m	Eliminations $m	$m
Segment revenues								
Revenues from customers outside the consolidated entity	1,027.6	1,239.7	126.1	–	2,393.4	312.2	–	2,705.6
Plus: Inter-segment revenues	373.1	5.3	5.3	(361.3)	22.4	–	(22.4)	–
Total revenues	1,400.7	1,245.0	131.4	(361.3)	2,415.8	312.2	(22.4)	2,705.6
Other non-cash expenses	(0.2)	(1.9)	–	–	(2.1)	(0.7)	–	(2.8)
Earnings before depreciation and amortisation	89.5	70.7	(26.5)	(2.7)	131.0	29.3	(5.0)	155.3
Depreciation and amortisation	(103.1)	(26.7)	(0.5)	–	(130.3)	(6.8)	–	(137.1)
Earnings before interest and tax	(13.6)	44.0	(27.0)	(2.7)	0.7	22.5	(5.0)	18.2
Less: Borrowing costs								(44.1)
Less: Income tax expense								3.0
Profit after tax before minority interests								(22.9)
Segment assets	1,530.6	916.2	177.9	(176.5)	2,448.2	172.7	(3.4)	2,617.5
Plus: Tax assets								93.3
Total assets								2,710.8
Segment liabilities	290.6	195.8	967.3	(49.5)	1,404.2	53.7	–	1,457.9
Plus: Tax liabilities								136.7
Total liabilities								1,594.6
Non-current assets on acquisition	327.0	101.9	0.8	–	429.7	6.9	–	436.6

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

5. Segment Information (continued)

Segment Activities – Australia

Manufacturing

Whyalla Steelworks produces steel billets as feedstock for OneSteel's Market Mills operations together with rail products, structural steels and slabs for external sale.

Sydney Steel Mill produces steel billets for the manufacture of reinforcing and bar products on its own rolling mills as well as steel billet to be used as feed in OneSteel's other rolling facilities.

Rod & Bar manufactures products in its Bar Mill and Rod Mill at Newcastle used in a range of applications such as manufacturing, construction, mining and automotive industries.

Pipe & Tube manufactures product for the construction, mining, oil and gas and manufacturing industries from its mills in Newcastle, Melbourne, Port Kembla and Perth.

Wire manufactures wire and steel rope for use in the construction, mining, manufacturing and agricultural industries from its mills in Newcastle and Geelong.

Distribution

OneSteel's Distribution business has centres located throughout Australia in capital cities and regional areas, providing a wide range of products to resellers and end users. Products include structural steel, steel plate, angles, channels, flat steel, reinforcing steel, steel sheet and coil, a range of aluminium products, pipes, fittings, valves and other industrial products.

Segment Activities – International

Distribution

Comprises the 50.3% shareholding in Steel & Tube Holdings Ltd, a public listed company in New Zealand, which processes and distributes a comprehensive range of steel and associated products in the construction, manufacturing and rural industries. The 2001 comparatives also included the Canadian business of A J Forsyth & Company Limited, which was divested in October 2001.

Intra/Inter Segment Transfers

The Australian manufacturing segment sells manufactured products such as structural steel, angles, channels, flat steel, reinforcing bar and mesh, pipe and tube products to the Australian and New Zealand Distribution segments.

Transfer Pricing Arrangements

All sales between the segments are conducted on an arm's length basis, with terms and conditions no more favourable than those which it is reasonable to expect when dealing with an external party.

6. Receivables (Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Trade receivables due from:				
Other unrelated parties [(a)]	383.7	390.8	–	–
Provision for doubtful debts	(3.3)	(4.3)	–	–
	380.4	**386.5**	**–**	**–**
Trade receivables due from related parties	0.3	0.7	–	–
Total trade receivables	**380.7**	**387.2**	**–**	**–**
Non-trade receivables due from:				
Other unrelated parties	46.5	45.7	–	–
Controlled entities	–	–	87.9	14.9
Total current receivables	**427.2**	**432.9**	**87.9**	**14.9**

(a) The value of trade receivables at 30 June 2002 would have been $95.7m (2001: $94.2m) higher but for the sale of such receivables under a debtors securitisation programme. Collections of $125.2m (2001: $117.0m) were held on behalf of the purchasers of the receivables at 30 June 2002 and have been classified as other creditors. A reserve of $20m is held in non-trade receivables in relation to the sale of receivables programme.

7. Other Financial Assets (Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Loan to Smorgon Distribution Limited	**25.6**	**128.6**	**–**	**–**

The loan to Smorgon Distribution Limited (SDL) represents the balance remaining from the $285.8m initially contributed for the joint bid for Email Limited by OneSteel Limited and Smorgon Steel Ltd in 2001. The loan balance will be reduced by the sale of the remaining Email businesses and assets. The loan is interest free.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

8. Inventories (Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Inventories valued at the lower of cost and net realisable value				
Raw materials				
At net realisable value	0.2	0.3	–	–
At cost	95.2	93.0	–	–
	95.4	**93.3**	**–**	**–**
Work in progress				
At net realisable value	4.1	8.8	–	–
At cost	34.5	24.7	–	–
	38.6	**33.5**	**–**	**–**
Finished goods				
At net realisable value	16.8	17.5	–	–
At cost	335.3	304.9	–	–
	352.1	**322.4**	**–**	**–**
Stores, spares and other				
At net realisable value	2.2	–	–	–
At cost	85.8	91.1	–	–
	88.0	**91.1**	**–**	**–**
Total current inventories				
At net realisable value	23.3	26.6	–	–
At cost	550.8	513.7	–	–
Total current inventories	**574.1**	**540.3**	**–**	**–**

9. Other Assets (Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Deferred borrowing costs	2.1	4.1	–	–
Prepaid income tax	–	31.2	–	–
Other prepayments	6.9	9.0	–	–
Other	0.9	1.9	–	–
Total other current assets	**9.9**	**46.2**	**–**	**–**

10. Other Financial Assets (Non-Current)

		CONSOLIDATED		PARENT	
	Note	2002 $m	2001 $m	2002 $m	2001 $m
Shares in controlled entities					
Which are not quoted on prescribed stock exchanges					
Shares at cost	31	–	–	1,152.7	1,152.7
Shares in other corporations					
Which are not quoted on prescribed stock exchanges					
Shares at cost		9.0	9.2	9.0	9.0
Total other non-current financial assets		**9.0**	**9.2**	**1,161.7**	**1,161.7**

11. Property, Plant and Equipment

2002 — CONSOLIDATED

	Land $m	Buildings $m	Plant and Equipment $m	Exploration and Development Expenditures $m	Total $m
Cost					
Opening balance	113.5	295.9	1,280.5	10.7	1,700.6
Additions	–	2.1	68.7	–	70.8
Disposals	(5.1)	(25.1)	(56.3)	–	(86.5)
Fair value adjustment for Email acquisition [a]	(0.2)	(2.7)	(5.6)	–	(8.5)
Closing balance	108.2	270.2	1,287.3	10.7	1,676.4
Accumulated depreciation					
Opening balance	–	66.4	409.6	0.4	476.4
Depreciation for the year	–	9.3	74.3	0.6	84.2
Disposals	–	(4.9)	(39.3)	–	(44.2)
Closing balance	–	70.8	444.6	1.0	516.4
Net	**108.2**	**199.4**	**842.7**	**9.7**	**1,160.0**

(a) Refer to explanatory comment on note 12.

Current value of land and buildings based on estimated values used at the time of spin-out from BHP (October 2000) 342.5

2001 — CONSOLIDATED

	Land $m	Buildings $m	Plant and Equipment $m	Exploration and Development Expenditures $m	Total $m
Cost					
Opening balance	87.4	184.1	639.2	–	910.7
Additions	–	15.9	22.0	–	37.9
Disposals	(0.6)	(0.5)	(18.8)	–	(19.9)
Acquisitions through subsidiaries and businesses acquired	26.7	96.4	638.1	10.7	771.9
Closing balance	113.5	295.9	1,280.5	10.7	1,700.6
Accumulated depreciation					
Opening balance	–	58.2	334.2	–	392.4
Depreciation for the year	–	8.2	91.5	0.4	100.1
Disposals	–	–	(16.1)	–	(16.1)
Closing balance	–	66.4	409.6	0.4	476.4
Net	**113.5**	**229.5**	**870.9**	**10.3**	**1,224.2**

12. Intangibles (Non-Current)

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Goodwill at cost	412.7	370.9	–	–
Accumulated amortisation	(151.3)	(136.5)	–	–
Total non-current intangibles	**261.4**	**234.4**	**–**	**–**

Gross goodwill increased by $41.8m due predominantly to an increase in goodwill for the purchase of Email businesses, following the consideration received for the sale of the residual businesses and a review of the fair value allocations and restructuring provisions.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

13. Deferred Tax Assets (Non-Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Future income tax benefits				
– attributable to timing differences	73.8	62.1	–	–
– attributable to tax losses	6.9	–	–	–
Total non-current deferred tax assets	**80.7**	**62.1**	**–**	**–**

14. Other Assets (Non-Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Deferred borrowing costs	2.1	4.2	–	–
Deferred stripping costs	20.6	14.6	–	–
Total other non-current assets	**22.7**	**18.8**	**–**	**–**

15. Payables (Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Trade creditors	257.1	256.7	–	–
Other creditors [a]	168.0	187.7	–	–
Total current payables	**425.1**	**444.4**	**–**	**–**

(a) Collections of $125.2m (2001: $117.0m) were held on behalf of the purchasers of receivables under a debtors securitisation programme at 30 June 2002 and have been classified as other creditors.

16. Interest Bearing Liabilities (Current)

		CONSOLIDATED		PARENT	
	Note	2002 $m	2001 $m	2002 $m	2001 $m
Current portion of long-term loans					
Bank loans unsecured	19	–	4.0	–	–
Short-term unsecured borrowings					
Bank loans [a]		33.0	144.0	–	–
Bank overdraft		–	6.8	–	–
Total current interest bearing liabilities		**33.0**	**154.8**	**–**	**–**

(a) (i) Bank loans primarily comprise $25m of drawdowns of a working capital facility provided by the National Australia Bank. The loan has an average interest rate of 5.31% and is due for repayment in July 2002.

(ii) The balance of the Bank loans comprises $8m of loans provided to the Steel & Tube Holdings Group by the ANZ Bank New Zealand. These loans have an average interest rate of 5.9% and are due for repayment in November 2002.

17. Other Provisions (Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Income tax payable	**0.9**	**–**	**0.4**	**0.2**
Other provisions				
Dividends	–	13.8	–	13.8
Employee entitlements	78.0	77.3	–	–
Restoration and rehabilitation	2.3	3.9	–	–
Restructuring	11.5	19.6	–	–
Email restructuring costs	27.6	39.5	–	–
Other	10.8	4.5	–	–
Total other current provisions	**130.2**	**158.6**	**–**	**13.8**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

18. Self-Insurance Workers' Compensation Provision

	CONSOLIDATED	
	2002 $m	2001 $m
Obligations under self-insurers workers' compensation licences included in provision for employee entitlements		
New South Wales	19.3	20.7
Queensland	4.5	5.5
Victoria	3.2	2.8
South Australia	4.2	4.1
Western Australia	0.9	0.7
Total self-insurance workers' compensation provision	**32.1**	**33.8**

19. Interest Bearing Liabilities (Non-Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Bank loans unsecured [a]	550.0	625.7	–	–
less: Amounts repayable within 12 months (note 16)	–	(4.0)	–	–
Total non-current interest bearing liabilities	**550.0**	**621.7**	**–**	**–**

(a) Bank loans comprise $550m of loans provided to the OneSteel Group by a syndicate of banks. These loans have an average interest rate of 5.7% and repayment dates vary from October 2003 to October 2005. The bank loans are subject to the terms and conditions of the loan agreements with the banks.

20. Deferred Tax Liabilities (Non-Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Provision for deferred income tax				
– attributable to timing differences	138.2	136.7	–	–
Total non-current deferred tax liabilities	**138.2**	**136.7**	**–**	**–**

21. Other Provisions (Non-Current)

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Employee entitlements	65.5	63.6	–	–
Restoration and rehabilitation	16.5	14.8	–	–
Total other non-current provisions	**82.0**	**78.4**	**–**	**–**

22. Contributed Equity

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Issued and paid-up:				
Ordinary shares	1,066.6	995.0	1,066.6	995.0
Total contributed equity	**1,066.6**	**995.0**	**1,066.6**	**995.0**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

22. Contributed Equity (continued)

Movements in contributed equity for the year:

	Number of Ordinary Shares		Value of Ordinary Shares	
	2002 000's	2001 000's	2002 $m	2001 $m
On issue at beginning of year	460,278	29,550	995.0	59.1
Issued during the year				
under a share placement [(a)]	69,777	416,504	66.3	933.3
Less: costs associated with share placement	–	–	(1.3)	–
under the Employee Share Ownership Scheme [(b)]	2,008	7,144	–	–
under the Executive Long Term Incentive Plan [(c)]	638	4,179	–	–
from the exercise of options [(d)]	1,417	–	1.3	–
under the Dividend Reinvestment Plan [(e)]	4,483	2,901	5.3	2.6
On issue at end of year	**538,601**	**460,278**	**1,066.6**	**995.0**

(a) On 5 December 2001 OneSteel Limited issued 69,776,868 ordinary shares to investors under a share placement at $0.95 per share.

(b) Refer to note 27 Employee Entitlements for details of the Employee Share Ownership Scheme.

(c) Refer to note 27 Employee Entitlements for details of the Executive Long Term Incentive Plan.

(d) Issued from the exercise of options under the Executive Long Term Incentive Plan.

(e) The Dividend Reinvestment Plan provides shareholders with an opportunity to acquire additional ordinary shares in lieu of cash dividends. Shares were issued at $0.9203 (Oct 2001) and $1.4105 (April 2002).

(f) During the year 1,106,580 options were issued to senior executives under the Executive Long Term Incentive Plan and at the end of the year there were 5,260,660 (2001: 5,571,460) options outstanding as issued from this Plan – refer to note 27 Employee Entitlements.

Terms and Conditions of Contributed Equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

23. Reserves

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Foreign Currency Translation Reserve				
Opening balance	1.8	(1.4)	–	–
Exchange fluctuations on overseas net assets	2.8	3.2	–	–
Transfer to retained profits [(a)]	(4.5)	–	–	–
Closing balance	**0.1**	**1.8**	–	–

(a) Divestment of A J Forsyth & Company Limited.

Nature and Purpose of Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

24. Retained Profits and Dividends

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Retained profits at the beginning of the financial year	67.3	123.6	167.6	15.5
Reversal of dividend provided 30 June 2001 [a]	13.8	–	13.8	–
Payment of dividend provided 30 June 2001 [a]	(13.8)	–	(13.8)	–
Dividends provided and paid in current year	(16.1)	(27.5)	(16.1)	(27.5)
Transfer from foreign currency translation reserve [b]	4.5	–	–	–
Net profit/(loss)	47.1	(28.8)	31.1	179.6
Retained profits at the end of the financial year	**102.8**	**67.3**	**182.6**	**167.6**
Retained profits and reserves that could be distributed as dividends and franked out of existing franking credits	16.4	3.6	0.6	0.1

(a) Change in accounting policy for dividend recognition – refer to note 1 Significant Accounting Policies.
(b) Divestment of A J Forsyth & Company Limited.

The following dividends have been paid, declared or recommended since the end of the preceding financial year:

2002	On Ordinary Shares $m	Dividend per Ordinary Share $
Final fully franked dividend for 2001 as recommended and declared by the directors, paid 18 October 2001	13.8	0.03
Interim fully franked dividend for 2002 paid 24 April 2002	16.1	0.03

2001		Dividend per Ordinary Share 2001 $m
Interim fully franked dividend for 2001 paid 26 April 2001	13.7	0.03

Dividend Franking

All dividends paid were fully franked.

25. Outside Equity Interests in Controlled Entities

	CONSOLIDATED	
	2002 $m	2001 $m
Outside equity interests in controlled entities at balance date		
Share capital – ordinary	27.7	27.5
Retained profits	25.4	24.6
Total outside equity interests in controlled entities	**53.1**	**52.1**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

26. Notes to the Statement of Cash Flows

(a) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in banks and deposits at call, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Cash	11.4	14.1	–	–
Bank overdrafts	–	(6.8)	–	–
Total cash and cash equivalents	**11.4**	**7.3**	**–**	**–**

(b) Reconciliation of Net Profit/(Loss) After Income Tax to Net Cash Provided by Operating Activities

	CONSOLIDATED		PARENT	
	2002 $m	2001 $m	2002 $m	2001 $m
Net profit/(loss) after income tax	54.5	(22.9)	31.1	179.6
Adjusted for non-cash items:				
Depreciation and amortisation	103.1	137.1	–	–
Bad debts written off	1.2	2.8	–	–
Net gain on sale of fixed assets	(5.4)	(0.9)	–	–
Net gain on sale of investments	(2.5)	(0.7)	–	(0.7)
Changes in assets and liabilities net of effects from purchase and sale of controlled entities and businesses:				
(Increase)/Decrease in receivables	(13.2)	0.6	0.2	–
(Increase)/Decrease in inventories	(47.0)	(47.7)	–	–
(Increase)/Decrease in future income tax benefit	(15.1)	(15.4)	–	–
(Increase)/Decrease in other assets	7.9	(10.1)	–	–
Increase/(Decrease) in deferred tax provision	2.8	27.6	–	–
Increase/(Decrease) in payables	(8.3)	26.7	–	–
Increase/(Decrease) in other provisions	14.6	(53.6)	–	–
Net operating cash flow	**92.6**	**43.5**	**31.3**	**178.9**

Non-Cash Investing and Financing Activities

During the year dividends of $5.3m (2001:$2.6m) were paid by the issue of shares under a dividend reinvestment plan.

26. Notes to the Statement of Cash Flows (continued)

(c) Controlled Entities Acquired

The following controlled entities were acquired by the OneSteel Group at the dates stated and their operating results have been included in the Statement of Financial Performance from the relevant date.

			CONSOLIDATED	
Entity and Consideration Given	Date Acquired	Proportion of Shares Acquired	2002 $m	2001 $m
OneSteel Manufacturing Pty Limited	1 July 2000	100%		
Cash			–	13.0
OneSteel NSW Pty Limited	1 July 2000	100%		
Cash			–	5.5
OneSteel Investments Pty Limited	1 July 2000	100%		
Cash			–	–
OneSteel Queensland Pty Limited	1 October 2000	100%		
Cash			–	97.2
Pipeline Supplies New Zealand Limited	1 May 2001	100%		
Cash			–	5.1
Total consideration			**–**	**120.8**
The amounts of assets and liabilities acquired by major class are:				
Cash			–	1.4
Receivables			–	77.2
Inventories			–	51.2
Investments			–	121.6
Property, plant and equipment			–	272.5
Goodwill on acquisition			–	42.2
Other assets			–	0.2
Payables			–	(382.1)
Bank overdraft			–	(2.2)
Provisions			–	(61.2)
Outside equity interest			–	–
			–	**120.8**
Outflow of cash to acquire the entities, net of cash acquired:				
Cash consideration			–	120.8
Cash acquired			–	(1.4)
Bank overdraft acquired			–	2.2
Outflow of cash			**–**	**121.6**

26. Notes to the Statement of Cash Flows (continued)

(d) Controlled Entities Sold

Shares in the following controlled entities were sold by the OneSteel Group at the dates stated.

			CONSOLIDATED	
Entity and Consideration Given	Date of Disposal	Proportion of Shares Disposed	2002 $m	2001 $m
A J Forsyth & Company Limited	14 October 2001	100%		
Cash			27.8	–
BHP Titan Limited	30 September 2000	100%		
Cash			–	2.4
BHP Steel Southern Africa Pty Limited	30 September 2000	100%		
Cash			–	–
The carrying amounts of assets and liabilities disposed of by major class are:				
Receivables			12.8	0.9
Inventories			13.1	–
Investments			0.2	–
Property, plant and equipment			21.0	0.7
Intangibles			2.9	–
Other assets			0.7	–
Payables			(6.0)	–
Bank overdraft			(1.0)	–
Borrowings			(16.4)	–
Provisions			(2.0)	(0.1)
			25.3	**1.5**
Inflow of cash on disposal of entities, net of cash disposed:				
Cash proceeds			27.8	2.4
Bank overdraft disposed			1.0	–
Inflow of cash			**28.8**	**2.4**

27. Employee Entitlements

	CONSOLIDATED	
	2002	2001
The number of employees employed at 30 June are:	6,989	7,379

(a) Employee Entitlements	$m	$m
The aggregate employee entitlement liability is comprised of:		
Provisions (current)	46.0	43.5
Provisions (non-current)	65.5	63.6
	111.5	**107.1**

(b) Employee Share and Option Ownership Schemes

Employee Share Plans

Following the initial offer in December 2000, a second offer under the employee share plan was made in December 2001.

Employees with a qualifying period of service of three months as at 1 December 2001 were eligible to participate in either the Tax Exempt or Tax Deferred Share Plans. Both plans provide for an initial issue of a free parcel of shares based on the weighted average price of OneSteel shares traded on the Australian Stock Exchange for the five days up to and including the date of issue. The value of the free parcel of shares was $250 for employees participating in the Tax Exempt Plan and $500 for employees participating in the Tax Deferred Plan.

Both the Tax Exempt and Tax Deferred Plans also provide for salary sacrifice contributions to purchase shares on-market on a monthly basis.

Executive Share Plan

The executive share plan for senior management provides for the grant of rights to shares and options. There are 50 employees (2001: 47) eligible to participate in the plans. When granted, the shares and options are held in trust until vested in the participant. Vesting is subject to the company achieving specific performance hurdles and a three-year qualifying period. The exercise price of each option is based on the weighted average price of OneSteel shares traded on the Australian Stock Exchange for the five days up to and including the date they are granted.

The performance hurdles relate to two comparative groups (the Australian Consumer Price Index plus 5% and the ASX All Industrials Accumulation Index excluding banks, media and telecommunications) which are measured against OneSteel's performance in terms of total shareholder return.

All options expire on the earlier of their expiry date or termination of the employee's employment. No options expired during the year. The OneSteel Remuneration Committee has a discretion to allow early access to OneSteel shares or options if the participant dies, retires or his or her employment is terminated as a consequence of redundancy.

There are no voting rights attached to the share options held in trust.

Details of the Employee Share and Option Plans are as follows:

EMPLOYEE SHARE PLAN	Ordinary Shares	
	2002	2001
Total number issued to employees during the year ('000's)	2,008	7,144
Total number issued to employees since the commencement of the scheme ('000's)	9,152	7,144
Total number of employees eligible to participate in the scheme	6,305	6,202
Total market value of issues during the year ($m)	2.0	6.6
Proceeds received and receivable from issues during the year ($m)	–	–

	Held in Trust			
EXECUTIVE LONG TERM INCENTIVE PLAN	Ordinary Shares		Options	
	2002	2001	2002	2001
Balance at beginning of year ('000's)	4,179	–	5,571	–
Total number of shares issued/options granted during the year ('000's)	861	4,179	1,107	5,571
Total number of options exercised and shares issued ('000's)	–	–	(1,417)	–
Total number of shares vested ('000's)	(487)	–	–	–
Total number of shares/options forfeited ('000's)	(631)	–	–	–
Balance at the end of the year ('000's)	3,922	4,179	5,261	5,571
Total market value of issues during the year ($m)	0.7	4.0	0.2	NA
Proceeds received and receivable from issues during the year ($m)	–	–	1.3	NA

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

27. Employee Entitlements (continued)

Details of options held in trust

Issue Date	Earliest Exercise Date	Expiry Date	Exercise Price	Options Available '000's 2002	Options Available '000's 2001
15-Dec-01	16-Dec-03	15-Dec-09	$0.9258	3,913	5,330
9-Apr-01	10-Apr-04	9-Apr-10	$0.8848	241	241
2-Sep-01	2-Sep-04	2-Sep-10	$1.0350	36	–
23-Sep-01	24-Sep-04	23-Sep-10	$0.9143	30	–
30-Sep-01	30-Sep-04	30-Sep-10	$0.9087	233	–
21-Dec-01	21-Dec-04	21-Dec-10	$1.0434	808	–
				5,261	**5,571**

(c) Superannuation

OneSteel Limited and its controlled entities participate in a number of superannuation funds in Australia and New Zealand. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation, disablement, or to their dependants on death.

Accumulation funds

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member's salary, as specified by the rules of the fund. These contributions are expensed in the period in which they are incurred.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and the salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when the fund is in actuarial surplus. These contributions are expensed in the period in which they are incurred.

The Defined benefit fund shows a deficiency of $3.1m as at 30 June 2002 due to the adverse investment returns of the fund. This deficit will be progressively funded by OneSteel.

		2002			
Name of fund	Fund Type	Accrued Benefits $m	Plan Assets $m	Net Surplus (Deficit) $m	Vested Benefits $m
OneSteel Superannuation Fund	Defined benefit	278.3	275.2	(3.1)	278.3

These amounts are calculated at 30 June 2002, based on assumptions as used for the last actuarial review.

The most recent actuarial investigation was performed by Kevin O'Sullivan FIAA on 30 June 2001. Valuations are normally performed every three years, with the next one due at June 2004.

Numbers disclosed in the 2001 financial statements were for the combined Defined benefit and accumulation funds. Comparative numbers for the Defined benefit fund in 2001 are: Accrued benefits $319.9m, Plan assets $326.3m, Surplus $6.4m and Vested benefits $319.9m.

28. Capital Expenditure and Lease Commitments

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Capital expenditure commitments				
Commitments arising from contracts for expenditure in respect of investments and property, plant and equipment to the extent not provided for in the accounts				
Due not later than one year	7.9	7.0	–	–
Capital commitments	**7.9**	**7.0**	**–**	**–**
Lease expenditure commitments				
Operating leases				
Due not later than one year	24.8	26.7	–	–
Due within one to two years	21.9	20.0	–	–
Due within two to five years	25.7	34.1	–	–
Due later than five years	29.6	28.5	–	–
Total commitments under operating leases	**102.0**	**109.3**	**–**	**–**

29. Contingent Liabilities

Contingent liabilities at balance date not otherwise provided for in the financial statements are categorised as follows:

Guarantees and Indemnities

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Performance of contracts	13.4	15.6	2.5	2.8
Bank guarantees covering workers' compensation self insurance licences	43.3	44.2	43.3	44.2

As explained in note 31 OneSteel has entered into a Deed of Cross Guarantee in accordance with a Class Order issued by the Australian Securities and Investments Commission. OneSteel Limited, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound up.

Third Party Claims

The OneSteel Group has been involved from time to time in various claims and lawsuits incidental to the ordinary course of business, including claims for damages and commercial disputes relating to its products and services. Based on legal advice obtained, other than amounts already provided for in the accounts, the directors do not expect any material liability to eventuate.

30. Financing Arrangements

2002	CONSOLIDATED Accessible $m	CONSOLIDATED Drawn Down $m	CONSOLIDATED Unused $m
Accounts receivable securitisation [a]	200.0	200.0	–
Working capital facilities [b]	65.0	25.0	40.0
Bank loan facility [c]	930.2	558.0	372.2
Bank overdraft [d]	15.9	–	15.9
Total financing facilities	**1,211.1**	**783.0**	**428.1**

2001	CONSOLIDATED Accessible $m	CONSOLIDATED Drawn Down $m	CONSOLIDATED Unused $m
Accounts receivable securitisation	200.0	191.2	8.8
Working capital facility	50.0	–	50.0
Bank loan facility	1,110.0	769.7	340.3
Bank overdraft	17.2	6.8	10.4
Total financing facilities	**1,377.2**	**967.7**	**409.5**

(a) No specified expiry date, uncommitted facility.
(b) Various facilities with a range of expiry dates from October 2002 to June 2003.
(c) Various facilities with a range of expiry dates from November 2002 to October 2005.
(d) Various facilities with a range of expiry dates from October 2002 to March 2003.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

31. Controlled Entities

The consolidated financial statements at 30 June 2002 include the following entities.

Entity	Notes	Place of Incorporation	% of Shares Held 2002	2001
OneSteel Limited	(a)	Australia		
Aquila Steel Company Pty Ltd	(b)	Australia	100	100
Australian Wire Industries Pty Limited	(b)	Australia	100	100
AWI Holdings Pty Limited	(b)	Australia	100	100
Pipeline Supplies of Australia Pty Limited (formerly Corumba Pty Limited)	(b)	Australia	100	100
J Murray-More (Holdings) Pty Limited	(b)	Australia	100	100
John Stansfield-Smith Pty Limited	(b)	Australia	100	100
Metpol Pty Limited	(b)	Australia	100	100
OneSteel Finance Pty Limited		Australia	100	100
OneSteel Investments Pty Limited	(b)	Australia	100	100
OneSteel Manufacturing Pty Limited	(b)	Australia	100	100
OneSteel MBS Pty Limited	(b)	Australia	100	100
OneSteel NSW Pty Limited	(b)	Australia	100	100
OneSteel NZ Limited		New Zealand	100	100
OneSteel Queensland Pty Limited	(b)	Australia	100	100
OneSteel Reinforcing Pty Limited	(b)	Australia	100	100
Onesteel Trading Pty Limited (formerly Tubemakers of Australia Limited)	(b)	Australia	100	100
OneSteel Wire Pty Limited	(b)	Australia	100	100
Reosteel Pty Limited	(b)	Australia	100	100
Tubemakers of New Zealand Limited		New Zealand	100	100
Tubemakers of Australia Pty Ltd (formerly Tubemakers Properties Pty Limited)	(b)	Australia	100	100
Tubemakers Somerton Pty Limited	(b)	Australia	100	100
Steel & Tube Holdings Limited		New Zealand	50.3	50.3
Steel & Tube Reinforcing Limited (formerly CP Reinforcing Limited)		New Zealand	50.3	50.3
Steel & Tube Structural Limited (formerly CP Steel Limited)		New Zealand	50.3	50.3
David Crozier Limited		New Zealand	50.3	50.3
EMCO Group Limited		New Zealand	50.3	50.3
EMCO Group Superannuation Fund Limited		New Zealand	50.3	50.3
Fastening Supplies Limited		New Zealand	50.3	50.3
Steel & Tube Roofing Products Limited (formerly Longrun Industries Limited)		New Zealand	50.3	50.3
Macinery Limited		New Zealand	50.3	50.3
Metal Sales Limited		New Zealand	50.3	50.3
NZMC Limited		New Zealand	50.3	50.3
Robt Stone (Malaysia) Sdn Bhd		Malaysia	50.3	50.3
Steel & Tube New Zealand Limited		New Zealand	50.3	50.3
Steel Warehouse Limited		New Zealand	50.3	50.3
Stewart Steel Limited		New Zealand	50.3	50.3
Stube Industries Limited		New Zealand	50.3	50.3
Pipeline Supplies NZ Limited (amalgamated with Steel & Tube Holdings Limited June 2002)		New Zealand	–	100
A J Forsyth & Company Limited (divested October 2001)		Canada	–	74.7

(a) OneSteel Limited, a public company, is domiciled in Sydney, Australia.
The Registered office is located at:
Level 23
1 York Street
Sydney NSW 2000
Australia

(b) These companies have entered into a deed of cross guarantee dated 26 March 1993 with OneSteel Limited, as amended by an assumption deed dated 22 May 2001, which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding up of that company. As a result of a Class Order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements.

The consolidated Statement of Financial Performance and Statement of Financial Position of all entities in the Class Order "closed group" are set out in footnote (c).

The financial years of all controlled entities are the same as that of the parent entity.

31. Controlled Entities (continued)

(c) Financial Information for Class Order Closed Group

OneSteel Limited Closed Group
Statement of Financial Position
at 30 June

	CONSOLIDATED	
	2002 $m	2001 $m
Current Assets		
Cash assets	9.9	66.7
Receivables	1,100.1	932.4
Inventories	533.1	485.7
Other	8.6	44.4
Total Current Assets	**1,651.7**	**1,529.2**
Non-Current Assets		
Investments	34.5	54.4
Property, plant and equipment	1,127.1	1,171.5
Intangibles	256.4	225.4
Deferred tax assets	75.5	60.9
Other	20.6	14.6
Total Non-Current Assets	**1,514.1**	**1,526.8**
Total Assets	**3,165.8**	**3,056.0**
Current Liabilities		
Payables	397.8	412.6
Interest bearing liabilities	1,274.2	1,235.0
Other provisions	128.3	141.7
Total Current Liabilities	**1,800.3**	**1,789.3**
Non-Current Liabilities		
Deferred tax liabilities	138.2	134.2
Other provisions	81.8	79.5
Total Non-Current Liabilities	**220.0**	**213.7**
Total Liabilities	**2,020.3**	**2,003.0**
Net Assets	**1,145.5**	**1,053.0**
Equity		
Contributed equity	1,066.6	995.0
Retained profits	78.9	58.0
Total Equity	**1,145.5**	**1,053.0**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

31. Controlled Entities (continued)

OneSteel Limited Closed Group
Statement of Financial Performance
for the year ended 30 June

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m
Sales revenue	2,655.5	2,277.3
Cost of sales	(2,221.0)	(1,866.2)
Gross profit	434.5	411.1
Other revenues from ordinary activities	82.6	37.3
Operating expenses excluding restructuring and borrowing costs	(383.8)	(375.5)
Restructuring costs	–	(65.7)
Borrowing costs	(54.3)	(50.4)
Profit/(loss) from ordinary activities before income tax	79.0	(43.2)
Income tax (expense)/benefit relating to ordinary activities	(28.2)	9.7
Net profit/(loss) from ordinary activities after related income tax	**50.8**	**(33.5)**
Retained profits		
Retained profits at the beginning of the financial year	58.0	119.0
Dividends paid current year	(29.9)	(27.5)
Net profit/(loss)	50.8	(33.5)
Retained profits at the end of the financial year	**78.9**	**58.0**

32. Remuneration of Officers

(a) Income of Directors

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Amounts received or due and receivable by directors of OneSteel Limited	–	–	3.3	2.8
Amounts received or due and receivable by directors of OneSteel Group controlled entities	9.5	7.8	–	–

The numbers of directors of the parent entity who were paid, or were due to be paid, income (including brokerage, commissions, bonuses, retirement payments and salaries), directly or indirectly from the company or any related party, as shown in the following bands, were:

Directors whose total income was between	PARENT 2002 Number	PARENT 2001 Number
$ 0 – 9,999	–	2
$ 50,000 – 59,999	–	5
$ 80,000 – 89,999	5	–
$ 100,000 – 109,999	–	1
$ 180,000 – 189,999	–	1
$ 270,000 – 279,999	1	–
$ 560,000 – 569,999	–	1
$ 1,590,000 – 1,599,999	–	1
$ 2,620,000 – 2,629,999	1	–

32. Remuneration of Officers (continued)

(b) Income of Executives

	CONSOLIDATED 2002 $m	CONSOLIDATED 2001 $m	PARENT 2002 $m	PARENT 2001 $m
Amounts received or due and receivable by executive officers (including executive directors) whose income exceeds $100,000	8.0	5.9	–	–

Executive officers whose total income was between	CONSOLIDATED 2002 Number	CONSOLIDATED 2001 Number	PARENT 2002 Number	PARENT 2001 Number
$ 120,000 – 129,999	–	1	–	–
$ 160,000 – 169,999	1	–	–	–
$ 260,000 – 269,999	–	1	–	–
$ 270,000 – 279,999	1	–	–	–
$ 290,000 – 299,999	1	–	–	–
$ 310,000 – 319,999	2	–	–	–
$ 330,000 – 339,999	1	–	–	–
$ 350,000 – 359,999	–	1	–	–
$ 410,000 – 419,999	–	1	–	–
$ 450,000 – 459,999	1	–	–	–
$ 580,000 – 589,999	–	1	–	–
$ 600,000 – 609,999	1	–	–	–
$ 630,000 – 639,999	1	–	–	–
$ 690,000 – 699,999	1	–	–	–
$ 1,050,000 – 1,059,999	–	1	–	–
$ 1,280,000 – 1,289,999	1	–	–	–
$ 1,370,000 – 1,379,999	–	1	–	–
$ 1,640,000 – 1,649,999	–	1	–	–
$ 2,620,000 – 2,629,999	1	–	–	–

(a) Income of executives comprises amounts paid or payable to executive officers domiciled in Australia, directly or indirectly, by the consolidated entity or any related party in connection with the management of the affairs of the entity or consolidated entity, whether as executive officers or otherwise.

(b) An executive officer is a person who is directly accountable and responsible for the strategic direction and operational management of the OneSteel Group.

33. Remuneration of Auditors

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT 2002 $	PARENT 2001 $
Amounts received or due and receivable by the auditors of the OneSteel Entity for:				
Audit of accounts of OneSteel and its controlled entities [(a)]	800,335	650,398	100,000	100,000
Other services [(b)]	422,516	1,265,521	–	–
	1,222,851	**1,915,919**	**100,000**	**100,000**
Amounts received or due and receivable by the auditors other than the auditors of the OneSteel Entity for:				
Audit of accounts of certain controlled entities	273,299	216,086	–	–
Other services	214,674	213,685	–	–
	487,973	**429,771**	–	–

(a) The consolidated 2002 amount includes a payment of $150,000 for additional audit work performed in 2001 in relation to the Email acquisition and assistance with the compilation of the first set of OneSteel annual accounts.

(b) The 2002 amount relates to taxation services $276,000 and additional advisory services for the Email acquisition. The 2001 amount included advisory services for the Email acquisition.

Arthur Andersen resigned as auditor of the parent entity on 27 May 2002. The directors of the parent entity then resolved to appoint Ernst & Young as auditors of the parent entity.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

34. Related Party Disclosures

(a) Directors

The following persons held the position of director of OneSteel Limited throughout the financial year:

P J Smedley
R L Every
E J Doyle
C R Galbraith
D E Meiklejohn
D A Pritchard
N J Roach.

(b) Directors' Shareholdings

	Number of Shares Issued by Parent Entity 2002	Number of Shares Issued by Controlled Entities 2002
Shares and share options acquired during the year:		
Ordinary shares fully paid	229,110	–
Ordinary share options	–	–
Ordinary share rights	–	–
Shares and share options held at end of the year:		
Directly		
Ordinary shares fully paid	412,084	6,000
Ordinary share options	2,462,735	–
Ordinary share rights	1,847,052	–
Indirectly		
Ordinary shares fully paid	73,442	–

(c) Other Director Transactions

Directors of OneSteel Limited and directors of its related parties, or their director-related entities, conduct transactions with entities within the OneSteel Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at an arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered to be of interest to users of these financial statements.

During the financial year, Colin Galbraith was a partner in the law firm, Allens Arthur Robinson. The firm acted for OneSteel Limited in the provision of legal services on an arm's length fee basis during the financial year. The fees for those services as invoiced during the year were $126,337 (2001: $1,640,012), exclusive of GST, of which no amount was outstanding at 30 June 2002.

(d) Transactions with Related Parties in the Wholly Owned Group

In addition to the transactions set out in note 2, the parent entity entered into the following transactions with related parties in the wholly owned group:

- loans were advanced;
- interest was received;
- management fees were received and paid.

These transactions were undertaken on commercial terms and conditions.

The ownership interests in related parties in the wholly owned group are set out in note 31.

34. Related Party Disclosures (continued)

(e) Transactions with Related Parties

		CONSOLIDATED		PARENT	
Transaction Type	Class of Related Party	2002 $m	2001 $m	2002 $m	2001 $m
Loans to other related parties					
Loan advances	Controlled entities	–	–	87.8	14.9
Interest received	Controlled entities	–	–	1.5	0.1
Other transactions					
Management fees paid	Controlled entities	–	–	4.5	3.5
Management fees received	Controlled entities	–	–	4.5	4.5
Dividends received	Controlled entities	–	–	30.0	177.4
Royalties received	Related entities	–	0.7	–	0.7

(f) Other Related Parties

Bekaert Australia Steel Cord Pty Ltd is 50% owned by OneSteel Limited. Transactions consist of the supply of wire products undertaken on commercial terms and conditions. The value of sales and balances included in the financial statements are:

	2002 $m	2001 $m
Sale of goods	2.7	3.1
Trade receivables	0.3	0.7

(g) Ultimate Controlling Entity

The ultimate controlling entity of the OneSteel Group is OneSteel Limited.

35. Financial Instruments

(a) Objectives for Holding Derivative Financial Instruments

The OneSteel Group uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The OneSteel Group is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies, including the United States dollar, Japanese yen and New Zealand dollar and movements in interest rates. The purpose for which specific derivative instruments are used are as follows:

Forward exchange contracts are transacted to hedge the Australian dollar value of foreign currency receipts or payments arising from both anticipated export sales and the purchase of raw materials and products for resale. All foreign currency forward contracts are denominated in a single foreign currency and contracted against Australian and New Zealand dollars.

The OneSteel Group raises short and long term debt at both fixed and floating rates. Interest rate swap agreements are used to convert floating interest rate exposures on a portion of the debt to fixed rates. These swaps entitle the OneSteel Group to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

(b) Interest Rate Risk Exposures

The OneSteel Group is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate and cross currency swaps and interest rate options. The table below summarises interest rate risk for the OneSteel Group together with effective interest rates at 30 June 2002.

2002

	Floating Interest Rate $m	Fixed Interest Rate Maturing in: 1 Year or Less $m	Over 1 to 5 Years $m	More than 5 Years $m	Non-Interest Bearing $m	Total $m	Average Interest Rate (%pa) Floating %	Fixed %
Financial assets								
Cash	11.4	–	–	–	–	11.4	3.8	
Trade receivables [(a)]	34.6	–	–	–	346.1	380.7	10.2	
Other financial assets	–	–	–	–	25.6	25.6		
	46.0	**–**	**–**	**–**	**371.7**	**417.7**		
Financial liabilities								
Trade creditors	–	–	–	–	257.1	257.1		
Bank loans	583.0	–	–	–	–	583.0	5.7	
Interest rate swaps	(475.0)	–	475.0	–	–	–	4.6	6.2
	108.0	**–**	**475.0**	**–**	**257.1**	**840.1**		

(a) Net of trade receivables sold.

2001

	Floating Interest Rate $m	Fixed Interest Rate Maturing in: 1 Year or Less $m	Over 1 to 5 Years $m	More than 5 Years $m	Non-Interest Bearing $m	Total $m	Average Interest Rate (%pa) Floating %	Fixed %
Financial assets								
Cash	14.1	–	–	–	–	14.1	4.6	
Trade receivables [(a)]	32.2	–	–	–	355.0	387.2	10.4	
Other financial assets	–	–	–	–	128.6	128.6		
	46.3	**–**	**–**	**–**	**483.6**	**529.9**		
Financial liabilities								
Trade creditors	–	–	–	–	256.7	256.7		
Bank loans	776.5	–	–	–	–	776.5	5.9	
Interest rate swaps	(575.0)	100.0	475.0	–	–	–	4.8	6.0
	201.5	**100.0**	**475.0**	**–**	**256.7**	**1,033.2**		

(a) Net of trade receivables sold.

35. Financial Instruments (continued)

(c) Foreign Exchange

The OneSteel Group is exposed to foreign currency exchange risk through primary financial assets and liabilities, and anticipated future transactions modified through derivative financial instruments such as forward exchange agreements, currency options and currency swaps. The following table summarises by currency, in Australian dollars, the foreign exchange risk in respect of recognised financial assets, liabilities and derivatives entered to hedge anticipated future transactions. Financial assets and liability captions in which all amounts are denominated in Australian dollars are not included in these tables.

2002	Australian Dollars $m	United States Dollars $m	New Zealand Dollars $m	Other $m	Total $m
Financial assets					
Cash	9.1	–	2.3	–	11.4
Trade receivables [a]	324.9	3.1	52.4	0.3	380.7
Forward exchange contracts	6.8	(0.9)	(5.3)	(0.6)	–
	340.8	**2.2**	**49.4**	**(0.3)**	**392.1**
Financial liabilities					
Trade creditors	237.7	1.7	14.9	2.8	257.1
Sundry creditors	161.9	–	6.1	–	168.0
Bank loans	575.0	–	8.0	–	583.0
Forward exchange contracts	28.1	(18.9)	–	(9.2)	–
	1,002.7	**(17.2)**	**29.0**	**(6.4)**	**1,008.1**

(a) Net of trade receivables sold.

2001	Australian Dollars $m	United States Dollars $m	New Zealand Dollars $m	Other $m	Total $m
Financial assets					
Cash	13.2	–	0.9	–	14.1
Trade receivables [a]	314.2	11.3	61.7	–	387.2
Forward exchange contracts	55.8	(53.3)	(2.2)	(0.3)	–
	383.2	**(42.0)**	**60.4**	**(0.3)**	**401.3**
Financial liabilities					
Trade creditors	198.7	2.5	16.7	38.8	256.7
Sundry creditors	182.5	–	5.2	–	187.7
Bank loans	750.0	–	14.8	11.7	776.5
Forward exchange contracts	53.4	(49.7)	1.9	(5.6)	–
	1,184.6	**(47.2)**	**38.6**	**44.9**	**1,220.9**

(a) Net of trade receivables sold.

The following table summarises by currency the Australian dollar value of forward foreign exchange agreements and foreign currency options. Foreign currency amounts are translated at rates current at the reporting date. The "buy" amounts represent the Australian dollar equivalent of commitments to purchase foreign currencies, and the "sell" amount represents the Australian dollar *equivalent of commitments to sell foreign currencies. Contracts to buy and sell foreign currency are entered into from time to time to* offset purchase and sale obligations so as to maintain a desired hedge position.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

35. Financial Instruments (continued)

Currency	Average Exchange Rate 2002	Average Exchange Rate 2001	2002 Buy $m	2002 Sell $m	2001 Buy $m	2001 Sell $m
United States dollars						
3 months or less	0.542	0.522	18.9	0.9	19.2	29.9
Over 3 to 12 months	–	0.524	–	–	30.5	23.4
			18.9	**0.9**	**49.7**	**53.3**
Japanese yen						
3 months or less	68.30	61.89	1.8	0.3	2.4	0.3
Over 3 to 12 months	67.55	60.83	0.7	–	0.9	–
			2.5	**0.3**	**3.3**	**0.3**
New Zealand dollar						
3 months or less	1.1855	1.2465	–	4.4	1.9	2.2
Over 3 to 12 months	1.1639	–	–	0.9	–	–
			–	**5.3**	**1.9**	**2.2**
Euro						
3 months or less	0.5991	0.5925	2.4	0.4	0.8	–
Over 3 to 12 months	0.5909	–	0.4	–	–	–
			2.8	**0.4**	**0.8**	**–**
Pounds sterling						
3 months or less	0.3648	0.3646	2.8	–	0.5	–
Over 3 to 12 months	0.3692	0.3746	0.3	–	0.1	–
Over 12 to 24 months	0.3605	–	0.2	–	–	–
			3.3	**–**	**0.6**	**–**

(d) Credit Risk Exposures

Credit exposure represents the extent of credit-related losses that the OneSteel Group may be subject to on amounts to be exchanged under derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The OneSteel Group, while exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations given their high credit ratings. Where appropriate, collateral is obtained in the form of rights to securities and master netting agreements. The credit exposure is represented by the net fair value of contracts with a positive fair value at balance date, reduced by the effects of master netting agreements.

The OneSteel Group's exposures to on-balance sheet credit risk are as indicated by the carrying amounts of its financial assets. Concentrations of credit risk (whether on-balance sheet or off-balance sheet) that arise from derivative instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The consolidated entity does not have a significant exposure to any individual counterparty.

The following table summarises the OneSteel Group's credit exposure on derivative financial instruments with a positive net fair value and has been reduced by unfavourable contracts with the same counterparty pursuant to master netting agreements, which will not be settled before the favourable contracts:

35. Financial Instruments (continued)

Derivatives

	CONSOLIDATED	
	2002 $m	2001 $m
Interest rate swaps	(3.7)	(2.7)
Foreign exchange contracts	(0.5)	0.8
	(4.2)	**(1.9)**

The OneSteel Group minimises concentration of credit risk by undertaking transactions with a large number of debtors in various countries and industries.

The major geographic concentrations of credit risk arise for the location of the counterparties to the OneSteel Group's financial assets as shown in the following table:

Location of credit risk

	CONSOLIDATED	
	2002 $m	2001 $m
Australia	359.6	456.8
New Zealand	54.7	48.7
North America	3.1	13.1
Other	0.3	11.3
	417.7	**529.9**

Concentration of credit risk on financial assets is indicated in the following table by percentages of the total balance receivable from customers in the specified categories.

Industry classification

	CONSOLIDATED	
	2002 %	2001 %
Building and construction industry	55	52
Manufacturing industry	18	17
Mining industry	11	10
Other	16	21

The credit risk amounts do not take into account the value of any collateral or security. Receivables due from major counterparties are not normally secured by collateral, however, the creditworthiness of counterparties is regularly monitored. The amounts of credit risk shown, therefore, do not reflect expected losses.

(e) Net Fair Value of Financial Assets and Liabilities

The carrying amounts and estimated net fair values of financial assets and financial liabilities (including derivatives) held at balance date are given below. Short-term instruments where carrying amounts approximate net fair values, are omitted. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in a current transaction between willing parties after allowing for transaction costs.

	CONSOLIDATED			
	2002		2001	
	Carrying Value $m	Net Fair Value $m	Carrying Value $m	Net Fair Value $m
Financial liabilities:				
Long term debt	550.0	550.0	621.7	621.9
Derivatives:				
Foreign exchange contracts	–	(0.5)	–	0.8
Interest rate swaps	–	(3.7)	–	(2.7)

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

35. Financial Instruments (continued)

The carrying amounts in the table are included in the Statement of Financial Position under the indicated captions.

The following methods and assumptions were used to estimate the net fair value of each class of financial instrument:

Short and long-term debt

The net fair value of short and long-term debt is estimated by discounting expected cash flows at the interest rate currently offered to the OneSteel Group for debt of the same remaining maturities and security plus costs expected to be incurred were the liability settled.

Swaps and options

The net fair value is estimated by discounting the anticipated future cash flows to their present value, based on interest rates existing at the respective balance dates less an allowance for estimated disposal costs.

Foreign exchange contracts and options

The net fair value of forward foreign exchange contracts is determined by reference to amounts quoted by the OneSteel Group's banks.

(f) Hedges of Anticipated Future Transactions

The following table summarises deferred realised and unrealised gains and losses on forward exchange contracts entered as hedges of future anticipated purchases and sales, showing the periods in which they are expected to be recognised as a component of the purchase or sale transaction when it occurs.

Where foreign currency hedges are terminated prior to their maturity date, the gain or loss on termination is not brought to account until the hedged transaction occurs. At the time that the hedged transaction is no longer expected to occur, both realised and unrealised gains and losses on the hedge transaction are immediately recognised in the Statement of Financial Performance.

Expected recognition period	2002		2001	
Currency	Gains $m	Losses $m	Gains $m	Losses $m
Within one year	0.3	0.8	3.1	2.3

DIRECTORS' DECLARATION

(1) In the opinion of the directors of Onesteel Limited ("the company"):

(a) the financial statements and associated notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, there are reasonable grounds to believe that the company and the subsidiaries identified in note 31 will be able to meet any obligations or liabilities to which they are, or may become subject to, by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors.

Peter Smedley
Chairman

Robert Every
Managing Director

Sydney
20 August 2002

INDEPENDENT AUDIT REPORT

To the Members of OneSteel Limited:

Scope

We have audited the financial report of OneSteel Limited for the financial year ended 30 June 2002, as set out on pages 5 to 38, including the Directors' Declaration. The financial report includes the financial statements of OneSteel Limited and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of OneSteel Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Ernst & Young

Craig M Jackson
Partner

Sydney
20 August 2002

SHAREHOLDER INFORMATION

Number of Shareholders

There were 189,971 shareholders at 6 September 2002.
There is only one class of share, ordinary fully paid shares.
All issued shares carry voting rights on a one-for-one basis.

Distribution of Shareholdings at 6 September 2002

Range of Holdings	Number of Shareholders	% of Total Holders	Number of Shares	% of Total Shares
1-1,000	152,970	80.52	35,115,437	6.52
1,001-5,000	28,001	14.74	59,733,763	11.09
5,001-10,000	4,937	2.60	35,943,556	6.67
10,001-100,000	3,905	2.06	79,843,908	14.82
100,001 and over	158	0.08	328,079,981	60.90
Total	**189,971**	**100.00**	**538,716,645**	**100.00**

Unmarketable Parcels

There were 110,802 members holding less than a marketable parcel of shares in the company, as at 6 September 2002.

Listing

The company's shares are quoted on the Australian Stock Exchange.

Twenty Largest Shareholders at 6 September 2002

	Number of Shares	% of Total Shares
RBC Global Services Australia	65,974,114	12.25
Chase Manhattan Nominees Ltd	42,011,472	7.80
National Nominees Ltd	41,733,617	7.75
Australian Mutual Provident Society	27,988,777	5.20
Westpac Custodian Nominees Ltd	24,259,073	4.50
OneSteel Share Plans	20,589,107	3.82
Queensland Investment Corporation	11,137,205	2.07
NRMA Nominees Pty Ltd	9,696,930	1.80
Commonwealth Custodian Services Ltd	9,691,549	1.80
CSS Board	6,285,071	1.17
MLC Group of Companies	6,135,300	1.14
ANZ Nominees Ltd	5,449,155	1.01
Guardian Trust Australia Ltd	3,749,137	0.70
Health Super Pty Ltd	3,625,934	0.67
HKBA Nominees Ltd	3,463,721	0.64
Victorian Workcover Authority	2,974,142	0.55
Government Superannuation Office	2,877,957	0.53
UCA Balanced Growth Fund	2,500,000	0.46
Citicorp Nominees Pty Ltd	2,194,811	0.41
Cambooya Pty Ltd	1,900,000	0.35
Total	294,237,072	54.62
Total Issued Shares	**538,716,645**	**100.00**

Substantial Shareholders

Substantial shareholders as defined by the Corporations Act (holding at least 5% of shares):

Merrill Lynch Investment Managers Limited	36,055,637	6.69%
Maple Brown Abbott Limited	30,808,344	5.72%
AMP Limited	28,078,838	5.21%

Unquoted Equity Securities

Options over ordinary shares issued pursuant to the OneSteel executive share/option plan:

- Number of employees participating 50
- Number of securities 5,198,886

Share Registry

Shareholders with queries about anything related to their shareholding should contact the OneSteel Share Registry in Sydney on telephone 1300 364 787 or +61 3 9615 5918. Alternatively, shareholders may wish to write to:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Or on facsimile: +61 2 8234 5050

SHAREHOLDER INFORMATION CONTINUED

Details of individual shareholdings can be checked conveniently and simply through visiting our Registrar's website at www.computershare.com and clicking on Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode, to enable access to personal information.

Dividends

The company proposes to pay dividends in October and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.

2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the OneSteel Share Registry, in writing, to enable stop payment and replacement.

Where shareholders choose to have their dividends paid by direct deposit payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the OneSteel Share Registry or by visiting www.computershare.com

Dividend Reinvestment Plan

As an alternative to receiving cash dividends, eligible shareholders may elect by notification to the share registry, in writing, to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase fully paid OneSteel ordinary shares.

Tax File Numbers

OneSteel is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Stock Exchange Listing

OneSteel is listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in New South Wales.

Publications

The company's Annual Review is the main source of information for investors and is mailed to shareholders in October. Other sources of information, which will be available on the Internet, are:

1. The Chairman's address to the annual general meeting

2. The half year financial report reviewing the July–December half year.

Shareholders wishing to receive company information electronically via email, instead of by mail, may register their email address with the company's online shareholder registry as follows:

- visit www.computershare.com
- click on Investors
- click on Registry Service
- click on Your Shareholding
- next, type the company name, OneSteel Limited, or simply the company code, OST
- then, next to Check Your Securities, click the 'Go' button. You will then need to enter your personal security information: Holder Identification Number (HIN) or Securityholder Reference Number (SRN); family or company name and postcode; and click 'Go'
- from there, click on 'Go' for Communication Details and follow the prompts.

After you have entered your email address and selected which publications you wish to receive, an email will be sent to you for confirmation purposes.

When you receive it, just click on 'Reply' to confirm your details, then 'Send'.

Internet Address

Shareholder information may be obtained from the Shareholder Information section of the OneSteel website – www.onesteel.com

Change of Address

Issuer sponsored shareholders should notify the OneSteel Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and Securityholder Reference Number (SRN). CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from Mailing List

Shareholders who do not wish to receive the Annual Review should advise the OneSteel Registry, in writing, noting their SRN or HIN.

Change of Name

Shareholders who change their name should notify the OneSteel Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll.

Buy-back

There is no current on-market buy-back in place.

STATISTICAL SUMMARY

This report has been prepared by comparing the 12 months to June 2002 Statutory Accounts with the pro-forma numbers for the corresponding periods in 2001 and 2000. The Statutory Accounts for the 12 months to June 2001 do not include the trading of all the OneSteel Group for the 12 months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 30 June 2001.

KEY FINANCIAL STATISTICS – 12 MONTHS ENDING 30TH JUNE

	2002 $m	2001* $m	2000 $m
Sales Revenue	2,906.0	2,637.7	2,959.1
Other Revenue	80.5	141.5	17.4
Total Revenue	2,986.5	2,779.2	2,976.5
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	251.0	181.7	268.0
Earnings Before Interest, Tax and Amortisation (EBITA)	166.8	74.7	171.7
Earnings Before Interest and Tax (EBIT)	147.9	37.7	155.2
Borrowing Costs	54.4	61.8	
Profit/(Loss) Before Tax	93.5	(24.1)	
Tax Expense/(Benefit)	39.0	(2.1)	
Net Profit/(Loss) After Tax and Minorities (NPAT)	47.1	(27.9)	
Cash Flow from Operations	143.9	170.1	
Total Assets	2,582.0	2,710.8	2,628.4
Funds Employed	1,794.2	1,878.6	2,019.7
Total Liabilities	1,359.4	1,594.6	1,465.9
Net Debt	571.6	762.4	857.2
Capital and Investment Expenditure	70.8	108.4	167.6
Inventories	574.1	540.3	608.0
Employee Numbers	6,989	7,379	7,271
Sales per Employee '000	415.8	357.5	407.0
Net Tangible Asset Backing, $ per Share	1.69	1.81	2.03
EBIT Margin on Sales %	5.1	1.4	5.2
EBITA Return on Average Funds Employed %	9.1	2.0	7.7
Return on Equity %	4.7	n/a	
Gearing (net debt:net debt plus equity) %	31.9	40.6	42.4
Interest Cover, times	2.71	0.60	
Earnings per share (cents – based on the number of shares at the end of the period)	8.7	(6.0)	
Dividends per share (cents)	6.5	6.0	
Total Tonnes Produced	1,576,650	1,438,770	1,835,822
Total Tonnes Dispatched	2,176,413	2,125,073	2,667,654
Total Domestic Tonnes Dispatched	2,004,716	1,846,503	2,239,753
Total Export Tonnes Dispatched	171,697	278,570	427,901

* The 2001 financial year includes a restructuring charge

ONESTEEL SHARE PRICE PERFORMANCE VERSUS THE ALL ORDINARIES INDEX



170
161
152
143
134
125
116
107
98
89
80
INDEX
OneSteel
All Ords
FROM 23 OCTOBER 2000 TO 6 SEPTEMBER 2002

STATISTICAL SUMMARY CONTINUED

ORE RESERVES AND MINERAL RESOURCES

OneSteel's estimates of Ore Reserves and Mineral Resources presented in this report have been produced by Competent Persons in accordance with the current Australasian Code for Reporting of Identified Minerals Resources and Ore Reserves (the JORC Code). Each Competent Person (named in the following tables) consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

All Resource and Reserve figures represent estimates at the end of June 2002 unless otherwise stated. Rounding of tonnes and grade information may result in small differences presented in the totals.

ORE RESERVES

The table below shows OneSteel's Iron Ore Reserves which consist of three operating mines located in the South Middleback Ranges. Grades are uncalcined, contain 2% moisture, and Life of Mine Recoveries are 93%.

Whyalla (Middleback Range) Iron Ore Reserves

		As at end June 2002									Compared with 2001				
		Proved Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Total Ore Reserves			OneSteel Interest	Competent Person
Category	Ore Type	Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		%	
			Fe%	P%		Fe%	P%		Fe%	P%		Fe%	P%		
Total Quantity	Hematite, Goethite, Limonite, Minor magnetite.	18.7	63.4	0.05	18.6	62.3	0.06	37.3	62.8	0.06	38.0	62.7	0.06	100	H.Titchen

MINERAL RESOURCES

The table below shows OneSteel's insitu resource base adjacent to existing operations at a cut-off of Fe>50%, SiO2<10%, Al2O3<5% and P<0.2%.

The Total Mineral Resources include all resources, including those used to derive Ore Reserves.

Mineral Resources that have not been used for estimation of Ore Reserves are shown separately.

Whyalla (Middleback Range) Iron Ore Mineral Resources

		As at end June 2002								Compared with			
		Measured Resources		Indicated Resources		Inferred Resources		Total Resources 2002		Total Resources 2001		OneSteel Interest	Competent Person
Category	Type	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	%	
Total Quantity	Hematite, Goethite, Limonite, Minor Magnetite.	26.7	63.1	40.7	61.7	4	61.0	71.3	62.2	75.9	62.3	100	P. Leevers
Quantity excluded from Ore Reserves	Hematite, Goethite, Limonite, Minor Magnetite.	4.2	58.7	14.7	59.9	3	60.7	21.8	59.8	21.8	59.8	100	P. Leevers

OneSteel has Magnetite resources located at the Iron Magnet Deposit which is adjacent to and below the Iron Duke and Iron Duchess Deposits, and is outlined in the table below.

Whyalla (Middleback Range) Magnetite Mineral Resources

		As at end June 2002								Compared with			
		Measured Resources		Indicated Resources		Inferred Resources		Total Resources 2002		Total Resources 2001		OneSteel Interest	Competent Person
Category	Type	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	%	
Total Quantity	Magnetite					300	37	300	37	300	37	100	P. Leevers

GLOSSARY

THE COMPANY
OneSteel Limited and/or its subsidiaries, as the context admits.

THE GROUP
OneSteel Limited and/or its subsidiaries, as the context admits.

BILLET
Billet is a section of cast steel approximately 127mm or 175mm square and 12 metres long used to produce rod and bar.

BLAST FURNACE
Furnace used for converting iron ore into pig iron.

BLOOM
Bloom is a section of cast steel usually 350mm square and 12 metres long.

DISPATCHES
Term used for total tonnes sold to end markets.

ELECTRIC ARC FURNACE
Furnace used to convert scrap steel into molten steel.

EMAIL METALS
Email Metals was the component of the Email Limited business jointly acquired by Smorgon Limited and OneSteel.

INTEGRATED STEELWORKS
An integrated Steelworks uses Blast Furnace and Basic Oxygen steelmaking technology to manufacture steel from iron ore.

LOST TIME INJURY FREQUENCY RATE
A statistical measure of safety performance.

A lost time injury is an injury which is attributable to a workplace incident and which results in at least one full shift of work being lost at some time (not necessarily immediately) after the shift during which the injury occurred.

Lost time injury frequency rate is the number of lost time injuries per million hours worked and is calculated as follows: lost time injury frequency rate equals number of lost time injuries per reporting period times one million, divided by hours worked per reporting period.

MEDICAL TREATMENT INJURY FREQUENCY RATE
A statistical measure of safety performance.

A medical treatment injury is an injury which is attributable to a workplace incident, requires medical treatment (including restricted work) and which results in less than a full shift of work being lost. Injuries which result in at least one full shift of work being lost are classified as lost time injuries (refer above).

The medical treatment injury frequency rate is the number of medical treatment injuries per million hours worked and is calculated as follows: medical treatment injury frequency rate equals number of medical treatment injuries per reporting period times one million divided by hours worked per reporting period.

ORE
Mineral bearing rock.

PELLET PLANT
The Pellet Plant takes fine iron ore and produces hard balls of iron ore that can be fed into the Blast Furnace.

PLATE
Large flat sections of steel used for the manufacture of tanks, pressure vessels etc.

PRODUCT MILLS
Product Mills take billet and blooms and roll them into rod, bar, reinforcing steels, wire, rail, tube, pipe and structural steel.

PRODUCTION
Term used to define total tonnes produced in particular product.

RAW STEEL
Raw Steel is produced at Whyalla Steelworks and the Sydney Steel Mill and cast in the form of billet, blooms and slab steel.

REINFORCING STEEL
Used for reinforcing concrete.

ROD AND BAR
Rod and bar is semi-produced product that can then be used for further value added products such as wire, reinforcing steel, grinding media, posts etc.

SHEET AND COIL
Sheet and coil is purchased from outside steel producers and processed and distributed by OneSteel or used in the manufacture of pipe and tube.

SLAB
Slab is a section of cast steel usually 250mm thick and between 600 and 1800mm wide and 12 metres long.

STEEL AND TUBE NZ
Steel and Tube Holdings Limited and/or its subsidiaries as the contex admits.

STRUCTURAL STEEL
Large steel sections used for frames for buildings, factories, bridges and other infrastructure.

ABBREVIATIONS

ASIC	Australian Securities & Investments Commission
ASX	Australian Stock Exchange Limited
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortisation
EBITA	Earnings Before Interest, Tax and Amortisation
EBIT	Earnings Before Interest and Tax
ISO14001	International Standards Organisation specification for environmental management systems
NPAT	Net Profit After Tax
NZ	New Zealand
GM	General Manager
UK	United Kingdom
USA	United States of America
FHOS	First Home Owners Scheme
BOC	British Oxygen Company
ng/m^3	Nanograms per Cubic Metre
CO_2	Carbon Dioxide

CORPORATE DIRECTORY

Directors

Peter J Smedley
Chairman

Robert L Every
Managing Director and
Chief Executive Officer

Eileen J Doyle

Colin R Galbraith

David E Meiklejohn

Dean A Pritchard

Neville J Roach

Company Secretary

John M Krenich

Registered Office and Head Office

OneSteel Limited

ACN 004 410 833

ABN 63 004 410 833

Level 23, 1 York Street

Sydney NSW 2000 Australia

Telephone: +61 2 9239 6666

Facsimile: +61 2 9251 3042

Internet: www.onesteel.com

Share Registry

OneSteel Share Registry

Computershare Investor Services Pty Ltd

Level 3, 60 Carrington Street

Sydney NSW 2000 Australia

Telephone: 1300 364 787 or
+61 3 9615 5918

Facsimile: +61 2 8234 5050

Internet: www.computershare.com

Auditors

Ernst & Young

Stock Exchange Listing

OneSteel Limited shares are quoted on the Australian Stock Exchange

Annual Review and Full Financial Report

Both the 2002 Annual Review and the Full Financial Report are available on the OneSteel website www.onesteel.com or by calling +61 2 9239 6666

OneSteel Limited
Level 23
1 York Street
Sydney NSW 2000
Australia

61 2 9239 6666
61 2 9251 3042

www.onesteel.com



FILE No 82-5103

Annual Review 2002

ontrack



steel

Now well underway, OneSteel and Adrail have been working together to ensure the smooth construction and distribution of approximately 144,000 tonnes of track on the Alice Springs to Darwin rail project.


2201

Contents

OneSteel Limited ABN 63 004 410 833
OneSteel was listed on the Australian Stock Exchange on 23 October 2000.

By becoming the supplier of choice, we are delivering the goods on some of Australia's largest infrastructure projects, and in turn we are on track to deliver value for all our stakeholders.

KEY HIGHLIGHTS OF THE YEAR

- Substantial improvement in operating profit
- Strong gains in the OneSteel share price
- Significant restructuring of OneSteel operations
- Recovery in market activity in key OneSteel segments
- Some improvements in safety performance

OUR VISION

To be the safest and most profitable Australian steel company focused on delivering value to shareholders, customers and employees.

WHAT WE DO

OneSteel is a vertically-integrated mining, steel manufacturing, and steel and metals products distribution company. We manufacture structural steel, pipe and tube, rails, reinforcing steel, rod, bar and wire.

OneSteel is primarily focused on the Australasian market employing almost 7,000 people across major cities and regional areas of Australia and New Zealand.

We have in excess of 30,000 customers ranging from large construction companies to automobile component suppliers through to small farm owners.

We are the largest steel long products producer in Australia and we hold leading market positions in each of our key product segments.

OneSteel has 190,000 shareholders, primarily residing in Australia, but also shareholders from around the world.

FINANCIAL HIGHLIGHTS

ONESTEEL HAS ACHIEVED A BEFORE TAX PROFIT IMPROVEMENT OF 124.8% FROM $41.6 MILLION TO $93.5 MILLION. ON AN AFTER TAX AND MINORITIES BASIS, ONESTEEL ACHIEVED A 99.6% IMPROVEMENT IN NET PROFIT FROM $23.6 MILLION TO $47.1 MILLION.

Sales Revenue
$ millions


2,906.0
2000 2001 2002

EBITDA*
$ millions


181.7
251.0
2000 2001 2001 2002
excl prov incl prov

EBIT*
$ millions


37.7
147.9
2000 2001 2001 2002
excl prov incl prov

NPAT*
$ millions


47.1
27.9
2001 2001 2002
excl prov incl prov

Funds Employed
$ millions


1,794.2
2000 2001 2002

Net Debt
$ millions


571.6
2000 2001 2002

*In the EBITDA, EBIT and NPAT Graphs the 2001 numbers are represented both before and after a restructuring charge is taken into account. The restructuring charge refers to the closure of the Brisbane Bar Mill and other items.

This report has been prepared by comparing the 12 months to June 2002 Statutory Accounts with the pro-forma numbers for the corresponding periods in 2001 and 2000. The Statutory Accounts for the 12 months to June 2001 do not include the trading of all the OneSteel Group for the 12 months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 30 June 2001.

Highlights

- Sales revenue increased 10% to $2,906 million
- Earnings before interest, tax, depreciation and amortisation increased by 23.9% to $251 million
- Net profit after tax and minorities increased by 99.6% to $47.1 million
- Total tonnes dispatched increased by 2.4%, with domestic dispatches increasing 8.6% and exports dispatched decreasing by 38.4%
- Price per tonne increased 9.2% in total, 6.1% domestically and 18.2% for exports
- Net debt decreased by $191 million or 25% to $571.6 million
- The net debt to net debt plus equity ratio decreased from 40.6% to 31.9% (the ratios are 46.3% and 38.7% inclusive of $200m in securitisation)
- Operating cash flow was $143.9 million, 15.4% lower than last year reflecting lower OneSteel asset sales
- Inventory stock weeks remained under 10 weeks
- Staff numbers declined by 5.3% to 6,989
- Return on average funds employed (based on EBITA) increased from 6.3% to 9.1%
- Cost reductions of $59 million and revenue enhancements of $20 million were achieved against inflationary costs of $57 million
- The Canadian distribution business AJ Forsyth, was sold
- An equity raising of $66 million was completed
- Earnings per share increased 71% to 8.7 cents per share based on the number of shares at the end of the period.

Revenue by Segment



○ Manufacturing $1,727.9m
● Distribution Australia $1,531.8m
○ Distribution International $289.2m
● Corporate $34.3m

Inter Segment $(596.7)m

Revenue by Source



● Engineering Construction 21%
○ Non-Residential Construction 21%
● Residential Construction 13%
○ Manufacturing 13%
○ Mining 11%
○ Agricultural 5%
○ Automotives 5%
● Export and Other 11%

Revenue by Country



● Australia $2,713.5m
○ International $289.2m

Inter Segment $(16.2)m

Key Financials

12 Months ending 30 June A$ millions	2002 Statutory	Pro-Forma* 2001 exc Restructuring	Pro-Forma* 2001 inc Restructuring	% Change exc Restructuring
Sales Revenue	2,906.0	2,637.7	2,637.7	10.2
Other Revenue	80.5	141.5	141.5	(43.1)
Total Revenue	2,986.5	2,779.2	2,779.2	7.5
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	251.0	202.6	181.7	23.9
Earnings Before Interest, Tax and Amortisation (EBITA)	166.8	118.0	74.7	41.4
Earnings Before Interest and Tax (EBIT)	147.9	103.4	37.7	43.0
Borrowing Costs	54.4	61.8	61.8	(12.0)
Profit / (Loss) Before Tax	93.5	41.6	(24.1)	124.8
Tax Expense / (Benefit)	39.0	12.1	(2.1)	222.3
Net Profit / (Loss) After Tax and Minorities (NPAT)	47.1	23.6	(27.9)	99.6
Cash Flow from Operations	143.9	170.1		(15.4)
Total Assets	2,582.0	2,710.8		(4.8)
Funds Employed	1,794.2	1,878.6		(4.5)
Liabilities	1,359.4	1,594.6		(14.8)
Net Debt	571.6	762.4		(25.0)
Capital and Investment Expenditure	70.8	108.4		(34.7)
Inventories	574.1	540.3		6.3
Employees	6,989	7,379		(5.3)
Sales per Employee '000	415.8	357.5		16.3
Net Tangible Asset Backing, $ per share	1.69	1.81		
EBIT Margin on Sales %	5.1	3.9	1.4	
EBITA Return on Average Funds Employed %	9.1	6.3	2.0	
Return on Equity %	4.7	2.6		
Gearing (net debt:net debt plus equity) %	31.9	40.6		
Interest Cover, times	2.71	1.60	0.6	
Earnings per Share (cents) – Based on the number of shares at the end of the period	8.7	5.1	(6.0)	
Dividends per Share (cents)	6.5	6.0		
Total Tonnes Produced	1,576,650	1,438,770		9.6
Total Tonnes Dispatched	2,176,413	2,125,073		2.4

Calendar of Significant Events

JULY 2001
- OneSteel 2001 Safety Excellence Awards
- Whyalla Steelworks' Laboratories outsourced to Adelaide based Amdel Limited assuming responsibility for all laboratory testing and analysis work at the Steelworks.

AUGUST 2001
- OneSteel and Steel & Tube NZ announced full year financial results for the year ended 30 June 2001.

SEPTEMBER 2001
- Construction begins on Duke Energy International's Tasmanian Natural Gas Pipeline Project, Australia's largest subsea pipeline project.

OCTOBER 2001
- OneSteel's first year anniversary as a publicly listed company
- OneSteel sells AJ Forsyth & Company Limited, a distribution business in Canada
- Final dividend of 3 cents fully franked paid on the 18 October.

NOVEMBER 2001
- OneSteel held its inaugural AGM in Sydney
- Lodgement of anti-dumping application for certain hot-rolled structural products with Australian Customs
- First rails dispatched for Alice Springs to Darwin Rail Project.

DECEMBER 2001
- OneSteel and Smorgon Steel jointly announced the sale of the Atlas Steels and Bisalloy Steels businesses formerly owned by Email Limited
- Institutional share placement completed raising $66 million.

JANUARY 2002
- Sale of Ardrossan Port Facility in South Australia.

FEBRUARY 2002
- OneSteel and Steel & Tube NZ announced interim results for six months ended 31 December 2001
- Newcastle Rod Mill implemented a reduced shift.

APRIL 2002
- Australian Customs upholds OneSteel anti-dumping application on certain hot-rolled structural sections
- Restructured Newcastle maintenance and engineering services
- Interim dividend of 3 cents fully franked paid on 24 April.

MAY 2002
- OneSteel completes the closure of the Brisbane Bar Mill
- OneSteel and Smorgon Steel sell more Email assets
- Sale by OneSteel of Pipeline Supplies New Zealand Limited to Steel & Tube NZ.

JULY 2002
- OneSteel announces profit upgrade
- OneSteel secures supply of Line Pipe Contract for SEA Gas Project
- OneSteel 2002 Safety Excellence Awards.

AUGUST 2002
- OneSteel announced 125% improvement in Pre-Tax 2001/02 Profit
- Steel & Tube NZ announced full year financial results.

SEPTEMBER 2002
- Steel & Tube NZ announced a share buy-back of up to 8.78 million ordinary shares.

CHAIRMAN'S REVIEW

THE 2002 FINANCIAL YEAR REPRESENTED AN ENCOURAGING PERFORMANCE FOR ONESTEEL. WITH A COMBINATION OF BETTER MARKET CONDITIONS AND FURTHER MANAGEMENT INITIATIVES PROVIDING A MUCH IMPROVED RESULT OF DOUBLE THE NET OPERATING PROFIT AFTER TAX, COMPARED TO THE PRIOR YEAR.



Peter Smedley

Welcome to OneSteel's second Annual Review and first full year as a separately listed steel company.

The 2002 financial year represented an encouraging performance for OneSteel. With a combination of better market conditions and further management initiatives providing a much improved result of double the net operating profit after tax, compared to the prior year.

From a strategic viewpoint, the year was important with the completion of the **integration of the Email Metals** business acquired in late 2000/01, which adds approximately 10% growth to OneSteel's revenues. As I mentioned in last year's Annual Review, the Email Metals acquisition was strategically important for OneSteel to protect future earnings, with the integration process completed on time and to plan with the identified synergistic benefits of the acquisition assisting the 2002 financial year earnings.

I also mentioned in last year's Annual Review the need for the business to undertake an **accelerated restructuring program** to overcome some of the debt pressure associated with the OneSteel spin-out and the Email acquisition. I am pleased to report the completion of several major restructuring initiatives including the sale of the Canadian distribution business in October, the reduction of a shift from the Newcastle Rod Mill in February, the streamlining of the maintenance and engineering function at Newcastle in April and closure of the Brisbane Bar Mill in May. All of these initiatives will provide a full year benefit in the 2003 financial year.

OneSteel undertook successful **anti-dumping action** during the year against three countries, South Africa, South Korea and Thailand covering the import of certain hot-rolled structural steel sections produced from OneSteel's Whyalla Steelworks. Australian Customs found that OneSteel had suffered material damage from the dumped product and implemented duties across the identified products from the relevant three countries.

The Year in Review

Market conditions improved significantly from the 2001 financial year, which in the steel industry was considered to be one of the lowest points in the industry for many years. Activity across the segments that make up OneSteel's revenues increased by 4.6% over the year, with big improvements in residential construction investment which increased by 17.2%, non-residential construction which increased at 4.8% and engineering construction which increased by 1.7%. These three construction segments account for more than 55% of OneSteel's revenues. The segments where there was marginal improvement included engineering, while mining, agriculture and automotive industry investment were either flat or declined slightly.

Sales revenue for the 12 months to June 2002 grew at 10% from $2,637.7 to $2,906.0 million when compared with the prior corresponding period. This increase reflects a pick-up in underlying market conditions and additional revenue associated with the Email acquisition and the Duke Energy Tasmanian Gas pipeline and the Alice Springs to Darwin rail contracts.

Operating earnings before interest and tax (EBIT), increased by 43.0% for the 12 months recording a sales margin of 5.1%, compared with 3.9% for the prior corresponding period. On an earnings before tax basis, profit increased by 124.8% from $41.6 million to $93.5 million.

A higher **effective tax rate** stemming from some prior year adjustments, the sale of AJ Forsyth and increased amortisation, diminished the increase in **net operating profit after tax** and minorities to 99.6% or $47.1 million the 12 months, which is equivalent to 8.7 cents per share, 71% higher than the prior year (based on the number of shares at the end of the period).

Restructuring generated a total of $59 million in cost savings along with revenue enhancements of $20 million. **Staffing levels** declined over the 12 months from 7,379 as at the end of June 2001, to 6,989 by the end of June 2002, a decrease of 390 or 5.3%. Approximately one third of this reduction stemmed from the sale of the AJ Forsyth business, the Canadian distribution business.

Operating cash flow for the period was $143.9 million while **capital and investment expenditure** decreased by 34.7% to $70.8 million and is line with OneSteel's stated objective of keeping capital expenditure at levels lower than depreciation.

OneSteel's **financial gearing** on a net debt, to net debt plus equity basis, improved significantly from 40.6% to 31.9% with net debt decreasing 25% or $191 million from $762.4 million to $571.6 million (OneSteel's gearing ratio



OneSteel market activity was strengthened during the year from the contribution of a number of new projects. Two of the larger projects were the Alice Springs to Darwin Rail and the Duke Energy International Tasmania Gas Pipeline projects, both of which are featured in the photos.

FAR LEFT – Ceremony for the delivery of the first rail for the Alice Springs to Darwin rail project. From left to right; Wayne James – CEO Australia Southern Railroad, Rob Kerin – the then Premier of South Australia, John Smith – Whyalla Mayor, Leo Selleck – Executive General Manager Whyalla Steelworks.

LEFT – Pipe being laid across the Bass Strait for the Tasmania Gas Pipeline Project.

"The 2002 financial year result is encouraging, particularly coming off the lows of the prior year. However, overall returns still require improvement and management is keenly focused on initiatives to achieve better performance."

including $200 million of securitisation was 46.3% and 38.7% respectively). The significant decline in debt stems from an equity placement completed in December 2001 which raised $66 million, OneSteel asset sales of $56.2 million, net Email asset sales of $65.9 million, with the remainder generated from trading.

The **final dividend** was declared at 3.5 cents per share fully franked, bringing the total dividends declared for the year to 6.5 cents which compares with a 6.0 cent fully franked dividend paid for the 12 months to 30 June 2001. This represents a payout ratio of 74.3%.

A **Dividend Reinvestment Plan** exists which provides the facility for shareholders in Australia and New Zealand to reinvest their dividends in shares at a price calculated on the weighted average market price during the five trading days before and including the record date for the relevant dividend. The record date for the dividend will be Friday, 20 September 2002 with the dividend due to be paid on 17 October 2002.

Focus for the Next Financial Year

The focus over the last 12 months was to continue to reduce debt, increase cash generation, reduce costs through closer business integration and further develop channels to market. Management will continue to focus on these areas in the foreseeable future.

Despite a significant improvement in OneSteel's result over the prior year and the completion of a number of large restructuring initiatives, there is still room for increased business performance. To date, much of management's effort has been focused on the more obvious larger restructuring initiatives such as mill closures and the sale of non-core and surplus assets.

The challenge over the next 12 months is to identify those areas where management can improve the business in a micro sense, through initiatives such as maximising plant configuration, reducing product complexity and providing value-add services with a number of the company's product offerings.

One of the key initiatives to assist in this process over the next period is the development and implementation of a streamlined business support information system on a SAP information technology platform. The new platform will enhance communication between systems across the business providing further integration benefits.

OneSteel will progress the Whyalla Blast Furnace reline project during the 2003 financial year. The Blast Furnace has been operating successfully for over 20 years. The reline project will extend the life of the furnace for a further 16 or more years beyond 2004. The project is currently in the detailed planning stage and some of the long-lead time items required for the project will be ordered this financial year.

The Blast Furnace will be shut down for a period of approximately 60 days in calendar year 2004, during which the reline will be undertaken for a total capital cost of $70 to $80 million spread over the next three financial years. To cover the shutdown period, OneSteel will be accumulating stock to ensure continuity of supply during the outage period.

Market Outlook

As mentioned earlier, market conditions continued to improve over the year when compared to 2000/01, with the value of work done increasing by 4.6% in the segments which drive OneSteel revenues.

The residential sector generated strong growth of 17.2% during the year as a result of the First Home Owners Grant increase stimulating the sector from its lows in 2000/01. Given the completion of the Grant increase during 2001/02, it is expected that residential activity will decline over the next financial year.

Mining production is expected to exhibit minor improvements, agricultural activity will decline and manufacturing production is expected to show modest growth.

Offsetting the decline in residential activity, non-residential and engineering construction activity, which recovered from declines over 2000/01, will continue to increase. The improvement will be assisted by a number of projects already underway including the Alice Springs to Darwin Rail line, the Gladstone Alumina Refinery, the Woodside Fourth Train and the Queen Victoria Building in Melbourne.

The 2002 financial year result is encouraging, particularly coming off the lows of the prior year. However, overall returns still require improvement and management are keenly focused on initiatives to achieve better performance.

Over the next year, OneSteel will continue its focus on generating cash, improving capital management, managing costs down and retiring debt to improve profitability. This will also increase the company's ability, through increased balance sheet flexibility, to examine further growth options.

I would like to thank the directors, management and employees for their contribution during the year in securing a better result for OneSteel. The challenge is to continue to deliver improved performance as the company enters a more productive period of market activity.

OneSteel is in better shape than the previous year and I believe focus will be maintained to continue the progress that has already been achieved.



Peter Smedley
Chairman

MANAGING DIRECTOR'S REVIEW

ONESTEEL IS FUNDAMENTALLY IN MUCH BETTER SHAPE AND THIS, COMBINED WITH STRONGER MARKET CONDITIONS, ALBEIT OFF A LOW BASE, PROVIDES SOME ENCOURAGING SIGNS FOR THE MEDIUM TERM.



Bob Every

I am delighted to report to you on OneSteel's second year of operations as a separately listed company.

The theme for this year's Annual Review is "on track". The results the company achieved over the 2002 financial year were encouraging and take the company a stage further along the journey to achieving satisfactory financial returns for shareholders.

The 12 months prior to the 2002 financial year were tough for the steel industry. The post-Olympic slowdown, the GST impact on residential housing and the general malaise of the international steel industry produced one of the toughest environments in the industry in two decades.

By mid 2001, market activity began to increase providing a more positive backdrop for the steel industry (a summary of the major business drivers impacting OneSteel revenues is contained on pages 10 and 11). OneSteel began the integration process of its newly acquired Email Metals business and by July 2002 a third major steel player was listed on the Australian Stock Exchange, BHP Steel. Internationally, there is the movement towards much needed steel industry rationalisation, albeit it is in its initial stages and has been delayed by the recent decisions by the United States, Europe and China to impose increased protectionism for their steel industries.

It is against this backdrop, that OneSteel continued its accelerated restructuring program announced in May 2001. During the year, OneSteel completed the following major restructuring initiatives:

- integration of the Email business
- closure of the Brisbane Bar Mill
- sale of the Canadian distribution business and the Ardrossan Port
- outsourcing of the Whyalla laboratories
- an equity raising of $66 million, and
- in Newcastle, a reduction of a shift from the Rod Mill and the restructuring of the maintenance and engineering services.

An outline of major achievements during the year is contained in the Scorecard *on page 8*.

By the end of the 2002 financial year, OneSteel was in a much stronger position than it was 18 months prior. I believe the company is fundamentally in much better shape and this, combined with stronger market conditions, albeit off a low base, provides some encouraging signs for the medium term.

The Medium Term

The turnaround in market activity that began mid way through 2001 and built momentum during the year is expected to continue over the next three to four years. The activity will be primarily focused around the non-residential and engineering construction sectors, both of which are driven by an increase in the number of large projects both current and planned (refer to Figure One for a list of OneSteel's current large projects). In total, the construction sector accounts for more than 55% of OneSteel's revenues.

The residential construction sector, which grew by 17.2% in the 2002 financial year, is expected to decline over 2003 and then begin to pick up again through 2004 and beyond.

In total, the expected growth in the construction sector is depicted in Figure Two. As Figure Two demonstrates, forecast growth in the construction sector after coming off a low in 2001 and recovering in 2002, is expected to increase in 2003 and continue growing strongly up to 2006 before declining again in 2007.

So, essentially OneSteel management is optimistic that favourable market conditions will prevail over the medium term. This combined with continued business improvement initiatives should provide the platform for stronger returns into the future. There are other areas where OneSteel can look to improve performance. The first is examining ways to increase the use of steel in areas such as multi-level buildings and the second is in the area of prices for steel products used in construction.

Steel Intensity in Multi-Level Buildings

Figure Three displays the steel usage in multi-level buildings in the United Kingdom, United States, Finland, France and Australia. Multi-level buildings are defined as buildings more than two levels. The graph depicts a stark contrast between the level of steel intensity in most countries when compared to Australia, which is estimated to use less than 7% of steel in the construction of multi-level buildings. This compares to a range of 30% to 67% when compared to other countries depicted in the graph.

Based on these estimates, if Australia were to increase its steel intensity to 25%, still below those countries depicted on the graph, then the Australian construction industry would require a further 55,000 tonnes of steel per annum. Essentially, this represents a significant opportunity for the steel industry in Australia.

OneSteel will work towards bridging this gap and increasing our share of multi-level construction, particularly as the industry enters a stronger construction cycle. This will take a process of

CURRENT PROJECTS	PROPOSED PROJECTS
ALICE SPRINGS TO DARWIN RAIL	ROMA GOODS YARD – BRISBANE
COMALCO PLANT – GLADSTONE	AMC MAGNESIUM PLANT
WOODSIDE TRAIN 4	SUNLAND – GOLD COAST
QUEEN VICTORIA BUILDING – MELBOURNE	CHATSWOOD TO PARRAMATTA RAIL LINK
EUREKA BUILDING – MELBOURNE	WESTERN ORBITAL – SYDNEY
WORLD SQUARE – SYDNEY	MELBOURNE CRICKET GROUND
LANG PARK STADIUM – BRISBANE	
SOUTHBANK DEVELOPMENT – MELBOURNE	
EXHIBITION STREET DEVELOPMENT – MELBOURNE	
SEAGAS PIPELINE	

FIGURE ONE

> "OneSteel is expecting market activity to provide a good backdrop for improved earnings in the years ahead, but it is incumbent on management to ensure that the restructuring discipline that has been exhibited to date will continue into the new year."

educating the construction market on the benefits of using steel such as faster and more flexible construction, lightweight and cost competitive, combined with the steel industry offering solutions beyond just steel product.

Steel Pricing

The second big issue is in the area of pricing. Figure Four charts the course of prices for major building products that are used in non-residential construction over the last decade.

Figure Four highlights the following:

- bricks, structural timber and pre-cast concrete products have all had price increases by as much as 30% in nominal terms, and are close to break even in real terms
- structural steel and steel decking products increased by roughly 15% in nominal terms, which is almost 15% below the inflation rate for that period
- while readymix concrete and reinforcing prices have increased by four to five percent in nominal terms, a decline of almost 25% in real terms.

So fundamentally, steel prices as a whole have not kept pace with inflation. This situation cannot persist forever. If it does, the performance of the Australian steel industry will decline over the longer term through increased margin pressure.

OneSteel is addressing this issue through internal initiative known as "managing complexity for profit".

The Year Ahead

While the 2002 financial year recorded a significant improvement over the prior financial year, performance still needs to improve. In summary, in the last 12 months management has focused attention on completing some of the larger restructuring items on time and on budget. Going into the 2003 financial year, generally the business is in a much better state than 12 months prior.

The challenge for the coming year is to continue to increase the underlying performance of the businesses through:

- continued operational improvements
- generating further strong cash flows
- reducing costs
- enhancing revenues
- tighter capital management
- increased balance sheet flexibility.

OneSteel is expecting market activity to provide a good backdrop for improved earnings in the years ahead, but it is incumbent on management to ensure the restructuring discipline that has been exhibited to date will continue into the new year. In the longer term, OneSteel will continue to examine strategic growth options of both an organic and step-change nature.

I would like to take this opportunity to thank everyone at OneSteel for their contribution during the year in making the company stronger and providing a platform for improved earnings into the future.

Bob Every
Managing Director
and Chief Executive Officer

FIGURE TWO
Total Construction Sector Activity
– represents more than 55% of OneSteel revenues
Source: NIEIR


120
110
100
90
80
70
60
INDEX
Projection
00 01 02 03 04 05 06 07
FINANCIAL YEAR

FIGURE THREE
Steel Intensity in Multi-Level Buildings
Source: OneSteel research.


% OF STEEL USED IN MULTI-LEVEL BUILDINGS
67
55
30
30
UNITED KINGDOM
UNITED STATES
FRANCE
FINLAND
AUSTRALIA

FIGURE FOUR
Prices for Non-Residential Construction Materials from 1990–2002
Source: Australian Bureau of Statistics


140
135
130
125
120
115
110
105
100
95
90
INDEX
Timber, Pre-Cast Concrete & Clay Bricks
Level of Inflation
Structural Steel & Decking
Concrete & Reinforcing
QUARTERS FROM MARCH 1990 TO JUNE 2002
Pre-cast Concrete
Timber
Bricks
Steel Decking
Structural Steel
Reinforcing
Concrete

STRATEGIC FRAMEWORK – ONESTEEL SCORECARD

Improving operating performance

- Net profit after tax improved 99.6%
- Net debt decreased by $191 million to $571.6 million
- Operating cash flow of $143.9 million
- Reduced costs by $59 million

- Achieved revenue enhancements of $20 million
- Return on funds employed (based on EBITA) improved from 6.3% to 9.1%.

While improved performance over the year is encouraging, overall returns are still not satisfactory and require further improvement.

Optimising the business portfolio

- Sold the Canadian distribution business
- Sold the Ardrossan Port facility
- Closed the Brisbane Bar Mill – 170,000 tonnes less of surplus mill capacity
- Completion of the Newcastle maintenance and engineering restructuring
- Eliminated export focused shift on Newcastle Rod Mill

- Portfolio rationalisation of the New Zealand piping systems business acquired with the Email takeover, with the sale of the business to Steel and Tube NZ
- Outsourcing Whyalla Laboratories
- Completion of the Email integration
- Product complexity was reduced by 21% through removing low-margin products from OneSteel's product range
- Inventories were maintained at below 10 stock weeks for the year.

Significant restructuring activity was undertaken during the year to align OneSteel's asset base with its key strategy of remaining a domestically-focused business and moving from a production oriented to a market-based company. Areas that require further work include reducing product complexity and improving inventory management.

Being the customer's preferred supplier

- Completion of the restructuring of sales and marketing to provide a single customer contact point
- Expansion of OneSteel's e-commerce capability in Distribution
- New products were introduced in the reinforcing steel range significantly lowering the cost and time associated with construction

- Increased emphasis has been given to on-time delivery
- A project has been instituted to streamline OneSteel's sales and distribution, and business support information systems on a SAP platform, with stage one to be completed over the next 18 months for a total expenditure of $30 million.

A major area of focus over the medium term will be increasing the use of steel in multi-level buildings. Over the next year on-time delivery will be a major focus.

People providing a competitive advantage

- OneSteel achieved a lost time frequency injury rate of 3.5 for the year. Medical treatment injury frequency improved by 12% to 21.6 for the year.
- During the year the performance based incentive structure was extended to all salary staff.

- Performance planning and management processes have been redesigned and are being implemented to meet the needs of individual businesses, around a common set of principles.
- A succession planning process for business and leadership positions was developed and implemented during the year.
- Processes such as graduate programs were introduced to identify and develop OneSteel's future leadership capability.

A major area of focus is continuing to build the company's performance culture as the company moves from a production to market-based organisation to drive improved safety and profitability outcomes.

Focused strategic expansion

- The Email Metals acquisition was integrated during the year providing 10% growth for the company.

- OneSteel currently has 243 research and development projects across its business, of which 50% represents new product, knowledge and processes, 40% represents product enhancements and 10% represents process enhancements.

OneSteel will continue to examine growth opportunities of an organic or step-change nature.



The Queen Victoria Building (QVB) Melbourne is a steel-frame building and is a good example of increased usage of steel in a multi-level building.

MANAGEMENT STRUCTURE

ONESTEEL LIMITED

Bob Every
Managing Director & Chief Executive Officer

AUSTRALIAN OPERATIONS

Leo Selleck
Executive GM

WHYALLA STEELWORKS
- Mining
- Integrated Steelworks
- Structural Rolling Mills
- Rail Products Facilities

Geoff Plummer
Executive GM

MARKET MILLS
- Sydney Steel Mill
- Rod Mill
- Bar Mills
- Wire Mills
- Wire Ropery
- Pipe and Tube Mills
- Oil and Gas

Robin Freeman
Executive GM

DISTRIBUTION
- 103 OneSteel Distribution Sites
- 39 Reinforcing Mesh and Rebar sites
- 89 METALAND Franchises

INTERNATIONAL OPERATIONS

Nick Calavrias
Chief Executive Officer (NZ)

STEEL AND TUBE HOLDINGS (NZ)
- 50.32% Shareholding
- 17 Steel Distribution and Processing sites
- 14 Roofing Products and Reinforcing sites
- 4 Piping Systems sites
- 6 Fastening Systems sites

CORPORATE STAFF

Tony Reeves
Chief Financial Officer

Ray Jarman
General Counsel

Bill Gately
GM Human Resources

Mark Gell
GM External Affairs & Investor Relations

Michael Dines
GM E-Commerce & Information Technology

Jim White
GM Technology & Environment

John Krenich
Company Secretary

LEAD TEAM



LEO SELLECK
BSc
Executive GM Whyalla Steelworks
Age 54. Mr Selleck joined OneSteel from BHP where he served in a variety of roles since 1972. Mr Selleck has significant experience in integrated steelmaking processes and has worked at the Whyalla Steelworks since 1995 holding the positions of GM Steel Operations and GM Strategic Operations. He has been responsible for Whyalla Steelworks since May 1999.



GEOFF PLUMMER
BA Econ
Executive GM Market Mills
Age 46. Mr Plummer joined OneSteel from BHP after 22 years with the group. Prior to his current role, Mr Plummer was President Rod & Bar Products (BHP Steel). He has also served as Chief Executive Officer of the joint venture company Bekaert-BHP Steel Cord and held the positions of President of Australian Logistic Services, BHP Transport and managed BHP wire operations.



ROBIN FREEMAN
BA, FCA
Executive GM Distribution
Age 49. Mr Freeman joined OneSteel in April 2001 from Email where he was Chief Financial Officer. He joined Email in 1999 from CSR where he worked in commercial and financial roles for four years. Prior to that, Mr Freeman worked in financial services with Deloitte where he was Managing Partner for the firm's NSW operations.



A J (TONY) REEVES
BEc, MComm, FCPA, FTA, FEI
Chief Financial Officer
Age 47. Mr Reeves joined OneSteel in October 2001. Responsible for Accounting, Risk Management, Treasury, Business Planning, Legal and Strategic Sourcing. Previous roles include finance, marketing and IT positions in Australia, UK and USA with ICI and Orica, and finance and commercial positions with Allied Mills, Vinidex and Unilever.



RAY JARMAN
BSc, LLB
General Counsel
Age 40. Mr Jarman has over 15 years corporate legal experience and joined OneSteel from BHP where he was Lead Counsel, BHP Steel. Mr Jarman joined BHP in 1995 as Legal Manager for the Port Kembla Steelworks. Prior to joining BHP, he worked as a corporate lawyer for Unilever and has also worked for several Sydney law firms including Baker McKenzie.



BILL GATELY
B Ec
GM Human Resources
Age 41. Mr Gately joined OneSteel from BHP where he worked since 1979 in a range of Human Resource and Employee Relations positions. During that period he worked for BHP Minerals in the Northern Territory and in the Newcastle and Port Kembla Steel operations, where he played a key role in significant business improvement initiatives.



MARK GELL
BEc, GMQ, MBA
GM External Affairs & Investor Relations
Age 41. Mr Gell joined OneSteel in January 2001 following over 20 years working in the government, banking and business sectors for companies such as Citibank, ANI, TNT, Boral and Telstra. He has held senior general management positions in public policy, investor relations and corporate affairs.



MICHAEL DINES
Dip Air Eng (Avionics)
GM E-Commerce & Information Technology
Age 40. Mr Dines joined OneSteel from BHP where since 1990 his career spanned many operational and management areas focusing on the IT aspects of manufacturing and distribution functions. Prior to joining BHP, Mr Dines worked for the Royal Australian Air Force (RAAF) in airborne avionics support and logistics.



JIM WHITE
BApp Sci (Met), CP Eng
GM Technology & Environment
Age 51. Mr White has 28 years experience in the Australian steel industry, joining OneSteel at its formation in 2000, after working for John Lysaght (Aust) and BHP in a variety of product and process development roles. He moved to Whyalla in 1995 as the Technical Manager and now manages the technology and environment activities for all of OneSteel.



JOHN KRENICH
FCIS, CPA
Company Secretary
Age 57. Mr Krenich joined OneSteel in April 2002 as Company Secretary after working in the aluminium industry for his entire career. He was Company Secretary for Alcan from 1980 and then Capral from 1995 prior to joining OneSteel.

KEY BUSINESS DRIVERS

THE FOLLOWING GRAPHS REPRESENT THE MAJOR BUSINESS SECTOR DRIVERS OF ONESTEEL'S AUSTRALIAN REVENUES. THE MOST NOTABLE FEATURE IS THE RECOVERY OF THE CONSTRUCTION SEGMENTS FROM THE CYCLICAL LOWS RECORDED IN 2001.

Business Drivers

The following graphs represent the major business sector drivers of OneSteel revenues. Overall, all market segments improved by 4.6%, with residential construction activity which accounts for 13% of OneSteel revenues increasing significantly by 17.2% reflecting the impact of the Federal Government's doubling of the First Home Owners Grant. As Figure Nine indicates, this growth has come off a low base in 2001 following the introduction of the GST and resultant slowdown in residential building.

The other construction sector segments, non-residential and engineering construction, which together account for 42% of OneSteel revenues, both improved slightly during the year. This is encouraging when compared to the prior year and given these two segments are major drivers of OneSteel revenues.

Of the remaining segments, other manufacturing performed well with a 5.2% improvement, while mining remained stable and agriculture and automotive declined.

Over the course of 2003, OneSteel expects that residential activity will decline which will be more than offset by the other sectors, particularly non-residential and engineering construction.

FIGURE FIVE
Non-Residential Construction ($m 1998/99)
September quarter 1989 to June quarter 2002


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

Non-Residential Construction

The non-residential construction sector represents the value of work done in building and altering hotels, offices, shopping centres, factories, education, health and other social facilities.

This sector makes up a significant proportion of OneSteel sales of approximately 21% in any given year.

As Figure Five indicates, the value of activity in this sector increased by 4.8% when comparing the 2002 financial year with the prior year.

FIGURE SIX
Other Manufacturing ($m 1998/99)
September quarter 1989 to June quarter 2002


50,300
45,300
40,300
35,300
30,300
25,300
20,300
15,300
10,300
5,300
300
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

Other Manufacturing

Other manufacturing represents all manufacturing with the exception of automotive production. This sector represents 13% of OneSteel revenues and improved 5.2% over the prior year, as outlined in Figure Six.

FIGURE SEVEN
Mining Output ($m 1998/99)
September quarter 1989 to June quarter 2002


13,000
11,000
9,000
7,000
5,000
3,000
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

Mining Output

Mining output encompasses production from mining activities and represents approximately 11% of OneSteel revenues. Activity in this sector remained stable (refer Figure Seven) over the 2002 financial year compared to the prior year.

FIGURE EIGHT
Engineering Construction ($m 1998/99)
September quarter 1989 to June quarter 2002


5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

FIGURE NINE
Residential Construction ($m 1998/99)
September quarter 1989 to June quarter 2002


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

Engineering Construction

Engineering construction encompasses the value of building or upgrading major infrastructure such as roads, bridges, railways, highways, pipelines, telecommunications, harbour and marine facilities, water and sewerage, and electricity.

This sector also provides approximately 21% of OneSteel's revenues, and as Figure Eight indicates, activity in this sector increased by 1.7% when comparing the 2001 and 2002 financial years.

Residential Construction

Residential construction covers investment for the building and altering of private and public units and houses. OneSteel derives 13% of its revenues from this sector, which when compared to the 2001 financial year improved by 17.2%, mainly as a result of the doubling of the FHOS (as depicted in Figure Nine). This sector in particular was impacted by the introduction of the GST in 2000, as building products in the past did not attract a sales tax.

FIGURE TEN
Automotive Output ($m 1998/99)
September quarter 1989 to June quarter 2002


4,400
3,900
3,400
2,900
2,400
1,900
1,400
900
400
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

FIGURE ELEVEN
Agricultural Investment ($m 1998/99)
September quarter 1989 to June quarter 2002


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: NIEIR

Automotive Output

Automotive output includes production for domestic automotive manufacturers including component part manufacturers. This sector represents 5% of OneSteel revenues and decreased 5.0% compared to the prior year (refer to Figure Ten).

Agricultural Investment

Agricultural investment encompasses expenditure in the rural sector. It represents 5% of OneSteel revenues and declined by 3.5% compared to the prior year (refer to Figure Eleven).

AUSTRALIAN DISTRIBUTION	2002 $m	2001 $m	%
Revenue	1,531.8	1,245.0	23.0
EBITDA	94.5	70.7	33.7
EBIT	61.8	44.0	40.5
Assets	999.0	926.4	7.8
Employees	2,446	2,531	(3.4)
Sales Margin	4.0%	3.5%	
Funds Employed	795.1	718.1	10.7
Return on Average Funds Employed	10.3%	7.6%	

FIGURE TWELVE

Vertical Integration of OneSteel's Australian Operations


WHYALLA STEELWORKS
IRON ORE MILLS
IRON AND STEEL MAKING
MILLS
• Structurals
• Rails
• Sleepers
MARKET MILLS
SYDNEY STEEL MILL
PRODUCT MILLS[1]
• Rod
• Bar
• Pipe
• Tube
WIRE MILLS
• Wire
• Rope
• Fence Posts
DISTRIBUTION
• Sheet & Coil[2]
• Steel
• Piping Systems & Aluminium
• METALAND®
• Reinforcing


11% Export and Other
5% Agriculture
5% Automotive
11% Mining
13% Other Manufacturing
21% Non-residential Construction
21% Engineering Construction
13% Residential Construction

1 Coil used to make pipe and tube is sourced outside of OneSteel.

2 Steel, coil and plate is sourced from outside OneSteel.

AUSTRALIAN DISTRIBUTION

Market Conditions

Market conditions in Distribution were stronger particularly in the housing segment which led to a significant increase in activity in the reinforcing segment of the business. Demand also increased in the non-residential and engineering construction sectors.

Performance

Improved performance was driven by better market conditions in the reinforcing sector, the integration of the Email business with 15 sites closed and businesses combined, and the continued focus on cost reductions. There were staff reduction of 85 people during the year and cost savings of $13 million were generated.

Steel and Tube market activity improved with the Western Australian and Brisbane markets being the strongest stemming from solid engineering construction growth. Volumes increased significantly with the addition of the Email business, with margin improvements achieved through continued business initiatives.

Reinforcing had a significant improvement in market conditions with sales increasing strongly during the year. Margins were still under pressure but cost initiatives help offset the strong price competition.

Sheet, Coil and Aluminium results improved as a result of cost saving initiatives, increasing production efficiencies and lifting margins. A small sheet and coil business was acquired in Adelaide during the year.

Metaland experienced improved market confidence in most segments with agricultural spending strong and improved mining spending providing the platform for increased sales and profit.

Piping Systems sales were supported by some large projects with improved financial performance resulting from the extraction of synergies arising from the Email acquisition.

Initiatives

A number of sites were rationalised during the year, providing a much better utilisation of OneSteel's geographical footprint. New products extending the BAMTEC® reinforcing range were introduced. Currently, a major information systems improvement program is underway.

Outlook

Market conditions, with the exception of housing and agriculture, are expected to continue to improve over the next 12 months.

AUSTRALIAN MANUFACTURING	2002 $m	2001 $m	%
Revenue	1,727.9	1,555.8	11.1
EBITDA	148.8	108.9	36.6
EBIT	84.3	(0.9)	n/a
Assets	1,498.3	1,575.9	(4.9)
Employees	3,760	4,066	(7.5)
Sales Margin	4.9%	(0.1)%	
Funds Employed	1,094.0	1,160.9	(5.8)
Return on Average Funds Employed	7.7%	n/a	

INTERNATIONAL DISTRIBUTION	2002 $m	2001 $m	%
Revenue	289.2	312.2	(7.4)
EBITDA	30.7	29.3	4.8
EBIT	25.1	22.5	11.6
Assets	133.1	174.0	(23.5)
Employees	620	700	(11.4)
Sales Margin	8.7%	7.2%	
Funds Employed	107.6	146.8	(26.7)
Return on Funds Average Employed	20.5%	16.2%	

AUSTRALIAN MANUFACTURING

Market Conditions

Stronger growth in the construction and engineering sectors with projects such as the Alice Springs to Darwin Rail and the Tasmanian Gas Pipeline helped underpin stronger sales growth in Manufacturing.

Performance

Performance improvements were brought about by a mixture of initiatives aimed at bringing down the cost of manufacture to secure a lower cost base moving forward. A total of $30 million in costs reductions was achieved.

Whyalla Steelworks operational performance improved over the year with both raw steel and billet production improving significantly. A new safety record of 5.9 million hours lost time injury free was achieved.

The Sydney Steel Mill operated at close to full capacity during the period with an increase in scrap prices by the end of the year adding some increased costs to billet manufacture.

Rail and Structural dispatches were higher than last year, with rail dispatches almost 100% above the prior period as a result of deliveries for the Alice Springs to Darwin rail project. By the end of the year, 35% of this project had been supplied. OneSteel was successful in an anti-dumping actions against structural steel imports during the year.

Rod and Bar volume was up marginally reflecting higher domestic demand and lower exports. Sales into the construction and agricultural sectors were strong. In the later part of the year, OneSteel withdrew from export rod and closed the Brisbane Bar Mill.

Pipe and Tube demand, although higher than last year, remained stable during the year. A number of business initiatives were undertaken which lowered the cost of manufacture by over 10% and a number of unprofitable product lines were exited.

Wire performed well with increased volumes, pricing improvements and cost reductions. The full benefit of the Rod Mill shift reduction and the Brisbane Bar Mill closure will occur in 2002/03. There are also a number of new product lines in the wire business and increased exports of tubes and profiles to the USA.

Initiatives

The full benefit of the Newcastle Rod Mill shift reduction and the Brisbane Bar Mill closure will occur in 2002/03. There are also a number of new product lines in the wire business and increased exports of tubes and profiles to the USA.

Outlook

The next financial year will see a continued focus on reducing manufacturing costs through reducing complexity and other measures. Market volumes are expected to increase.

INTERNATIONAL DISTRIBUTION

Market Conditions

Market demand for steel products was similar to last year's volumes. The rural sector once again provided strong demand for Steel and Tube products and services aided by recovery in the construction of residential premises. Demand at major cities was steady with the exception of Auckland, New Zealand.

Performance

International Distribution performed very well during the year, with EBIT profits in New Zealand dollar terms increasing by 5.6% on a sales decline of 15%. During the later part of the year, Steel and Tube acquired Pipeline Supplies from OneSteel.

Steel Distribution and Processing business improved its overall performance substantially during the year predominately from increased demand from the rural sector. Sale and EBIT margins increased while working capital decreased.

The **Roofing Products** business also increased its financial returns substantially due to the strong lift in new housing and demand for storage and warehouse facilities.

The **Reinforcing** division was adversely affected by the reduced opportunities available to it during the first half of the year. By year end, the position had improved considerably due to securing the Britomart Transport Centre contract.

Initiatives

Steel and Tube will continue to improve its sales mix and enhance its services while looking for further opportunities for expansion.

Outlook

The economic outlook is expected to remain steady with the potential for some downside due to an expected reduction in farm incomes, although an increase in consumer spending is expected offset the rural decline.

AJ Forsyth & Company Limited

The Canadian distribution business was sold in October 2001 to increase focus on Australasia, with the price received for the sale slightly above book value.

MAJOR OPERATING LOCATIONS

ONESTEEL HAS OVER 200 OPERATING LOCATIONS THROUGHOUT AUSTRALIA AND NEW ZEALAND SERVICING MANY LARGE REGIONAL COMMUNITIES. MAJOR MANUFACTURING FACILITIES ARE LOCATED IN WHYALLA, NEWCASTLE AND WESTERN SYDNEY IN AUSTRALIA, WITH THE REMAINING SMALLER MANUFACTURING AND DISTRIBUTION FACILITIES LOCATED THROUGHOUT AUSTRALIA AND NEW ZEALAND.


Darwin
Cairns
Port Hedland
Mount Isa
Townsville
Karratha
Mackay
Alice Springs
Rockhampton
Emerald
Gladstone
Bundaberg
Dalby
Sunshine Coast
Geraldton
Brisbane
Toowoomba
Gold Coast
Kalgoorlie
Olympic Dam
Lismore
Coffs Harbour
Perth
Tamworth
Port Macquarie
Kwinana
Dubbo
Taree
Whyalla
Parkes
Newcastle
Mildura
Orange
Bunbury
Sydney
Horsham
Adelaide
Leeton
Wollongong
Wagga
Canberra
Shepparton
Bendigo
Albury
Bega
Melbourne
Warrnambool
Geelong
Morwell
Burnie
Launceston
Hobart
Whangarei
Auckland
Mt Maunganui
Hamilton
Tauranga
Rotorua
O Major Distribution
● Key Manufacturing Facilities
Gisborne
New Plymouth
Napier
Palmerston North
Nelson
Hutt City
Wellington
Christchurch
Timaru
Dunedin
Invercargill

ALICE SPRINGS TO DARWIN RAIL PROJECT





In November 2001, OneSteel began dispatching rails from Whyalla for the Alice Springs to Darwin Rail project. In all, OneSteel will be supplying 144,000 tonnes of steel products for this project with 35% of the rail requirements having been delivered by the end of the 2002 financial year. The remaining steel will be delivered over the 2003 financial year.



AUSTRALIAN DISTRIBUTION



Robin Freeman

A key objective has been the retention of sales of the businesses purchased from Email Metals. This was generally achieved due to a service commitment to customers.

ROBIN FREEMAN
Executive General Manager, Distribution

Earnings before interest and tax increased 40% with all Distribution businesses showing significant improvement. Sales increased by $287 million with the inclusion of a full year of the acquired Email businesses and a general lift in the market.

The focus on cost control continued and capital expenditure was directed at operational efficiency. Significant effort went into integrating the Email distribution business. Management positions and structures for the merged businesses were put in place early in the year. The OneSteel brand was being used throughout Distribution by December and 15 locations were closed as businesses were combined. Planned merger synergies were achieved. Constant attention to safe working conditions and behaviours meant that injury frequency rates improved despite the many changes taking place within Distribution.

Business activity increased during the year. Approximately half of the sales of Distribution are to the engineering and non-residential construction markets and spending in these markets increased by 3%, with Queensland and Western Australia showing strongest improvement. Spending on residential construction increased 17% and this lifted sales in Reinforcing which manufactures mesh for concrete slabs.

New information systems are being introduced to Distribution to replace systems that have been used for over 20 years. The new technology enables many practices and processes to be improved. During the year, systems in Reinforcing were replaced. The systems upgrade will continue for the next two years.

AUSTRALIAN DISTRIBUTION	2002 $m	2001 $m	%
Revenue	1,531.8	1,245.0	23.0
EBITDA	94.5	70.7	33.7
EBIT	61.8	44.0	40.5
Assets	999.0	926.4	7.8
Employees	2,446	2,531	(3.4)
Sales Margin	4.0%	3.5%	
Funds Employed	795.1	718.1	10.7
Return on Average Funds Employed	10.3%	7.6%	
Steel Dispatches – tonnes	1,050,608	903,491	

THE BUSINESS	THE MARKET	PERFORMANCE	DEVELOPMENTS
STEEL AND TUBE			
Steel and Tube has metropolitan centres providing a wide range of products including structural steel, plate, hollow sections and merchant bar. Key markets are the construction and manufacturing sectors.	Market activity improved by 4%. The Brisbane and Western Australian markets were strongest driven by sales to the engineering construction sector. Major projects supplied were West Angeles, Woodside Train 4, Brisbane's Lang Park Stadium upgrade and the Melbourne Queen Victoria development. The Sydney market was flat, as it has been since the completion of the Olympics building program.	Sales increased by 39% with the full year effect of the Email Metals businesses acquired in Sydney and Perth and a lift in sales to the construction sector. Margins improved despite continued price and import competition.	The facility at Regents Park in Sydney was closed as part of the program to consolidate the merged OneSteel and Email Metals businesses. The merged Perth businesses were restructured. Changes to the management structure of the Brisbane and Melbourne operations improved effectiveness.
REINFORCING			
Reinforcing steel is used for concrete reinforcement, mining strata control, agricultural and industrial mesh products and reinforcing steel fibres. Reinforcing has 39 centres located throughout Australia, manufacturing wire and mesh, processing bar and selling related accessories. Customers include large and small builders, concreters, pool builders, formworkers, precasters and mining companies.	The market improved significantly after the depressed conditions of the previous year. The major markets of housing, non-residential construction and engineering construction all increased demand. Major projects included World Square in Sydney; Brisbane's Lang Park Stadium and the Queen Victoria development in Melbourne. Niche markets in industrial, rural and mining were all stable.	Financial performance improved with the market conditions and continuing impact of initiatives in cost and services. Sales increased 20% but margins continue to be under pressure. Prices declined marginally as a result of continuing strong competition.	New products and services continued to be launched throughout the year – products such as BAMTEC®, prefabrication and L class mesh. Taking responsibility for steel installation for selected customers was a key development in the year. Internally, the major initiative was the successful implementation of the JD Edwards software package providing the platform for further improvements in costs and services.
SHEET, COIL & ALUMINIUM			
A processor and distributor of steel sheet and coil and selected aluminium products from dedicated metropolitan facilities. Product is sourced from major Australian and offshore manufacturers and used to service customers in the construction and manufacturing sectors. Major markets are metal roofing and accessories, steel building sections, road and marine transport equipment, metal cabinets and whitegoods.	Residential and non-residential construction markets improved as did the transport and manufacturing sectors. Prices were affected by the volatility of the world steel market.	Results were improved by reducing costs, increasing production efficiency and lifting margins. Investment was made in aluminium processing equipment and, late in the year, acquisition of a small sheet and coil processing business in Adelaide.	A new facility in Perth will accommodate the merged OneSteel and Email Metals businesses from August 2002. Continued volatility in world steel markets is driving input costs upward and impacting availability of imports.
METALAND			
Metaland services customers in regional markets. The network has expanded with the acquisition of Email businesses in Queensland, Western Australia and New South Wales and now comprises 89 outlets. Local managers adapt Distribution's full product and service range to take advantage of local markets and opportunities. In areas where there is no Metaland local presence, strategically-located Metaland franchisees service local industries.	Market confidence in most segments improved and infrastructure and other major regional projects continued to offer Metaland opportunities. The mining sector was stable and rural spending was again strong.	Sales and profit improved, primarily as a result of the merger with Email Metals businesses. Margin improvements were achieved. Market share was held despite significant competition from local and imported product coupled with the emergence of some new competitors in core product ranges.	Modest capital expenditure has been undertaken at a significant number of locations, including the newly acquired Email Metals businesses, on identified safety and product handling initiatives.
PIPING SYSTEMS			
OneSteel Piping Systems services all industries that use pressure pipes, fittings and valves for liquid and gas conveyance. It has operations in all metropolitan centres and strategic regional locations. The business continues to develop its capability to service major project work, using all of OneSteel's manufacturing and distribution resources.	Construction activity in infrastructure projects in Northern Australia improved in the second half of the year. Building services remained below prior year levels.	Sales in the first half of the year were supported by some large projects, notably the Bayu-Undan Gas Platform, the Agility Roma Looping Pipeline and the Chevron Nuigini Moran project. Deliveries to Woodside Train 4 and the Comalco Alumina Smelter commenced. Financial performance improved throughout the year as synergies from the acquisition of Email Metals businesses were realised.	The merger of the Email PSA business is largely complete. The businesses have consolidated to a single location in most capital cities. The Brisbane business recently relocated and property moves are planned for Melbourne and Perth in the year ahead. The New Zealand piping systems business acquired as part of Email was divested to Steel and Tube NZ in May 2002.



Left – Geoff Plummer
Right – Leo Selleck

A lower fixed cost base and continued cost reductions has helped OneSteel take advantage of stronger construction market volumes.

LEO SELLECK
Executive General Manager, Whyalla Steelworks

The 2002 financial year was one of consolidation for Whyalla Steelworks. Key product ranges of domestic structural and rail products recorded tonnage dispatch increases of 9% and 100% respectively, the latter being driven by the commencement of the Alice Springs to Darwin rail project in November 2001.

Operationally, the Steelworks' overall performance improved, resulting in raw steel output increasing by 9% and billet output increasing by 20% (the latter increase signalling the completion of the billet caster ramp up phase).

Operational security was also improved with the retiring of aged oxygen generation equipment and its replacement via a 15 year supply agreement with BOC to provide oxygen and other industrial gases from a modern, on-site facility.

"Licence to operate" issues also continued to be addressed. A $7.5 million waste water treatment plant was installed and commissioned at the Blast Furnace, leading to a significant reduction in marine discharges. Also, $4 million of dust collecting equipment was installed and commissioned at the Pellet Plant as part of an ongoing program to reduce wind blown dust in the Pellet Plant area. A major step forward in Environment Management Systems was also made with Whyalla achieving accreditation to the international standard - ISO14001 - the only Steelworks in Australia to have so far achieved this.

Safety at the Works continued to have the focus a "core value" warrants. Whyalla employees established a record of 5.9 million hours Lost Time Injury Free and contractors achieved a creditable Lost Time Injury rate per million hours worked of 3.0, equivalent to the previous financial year's performance.

GEOFF PLUMMER
Executive General Manager, Market Mills

Market Mills has continued to build upon the foundations that were laid in our first year as a publicly-listed company. Pleasingly, safety has continued to improve by around 30% compared to last year. The focus on margin improvement has also delivered pricing gains across all market sectors and a greatly improved understanding of product profitability.

Integration activities have continued with the formation of the Engineering and Maintenance Services at the Newcastle operations and the transition towards shared business support functions including finance, customer services, technology and human resources. Improved supply chain analysis has delivered improved forecasting and maintenance of lower inventory levels.

Manufacturing activity continues to be matched to the market, with the successful closure of Brisbane Bar Mill and the transfer of related products onto our Sydney and Newcastle Mills. The decision to exit low margin export sales also saw the reduction of Rod Mill operations from four crew to three crew operations.

The coming period will see a continued focus on reducing manufacturing costs, through manufacturing excellence and reducing complexity. Market offers are under further review to achieve the best balance between meeting customer needs and optimising manufacturing costs and inventories. This is accompanied by a renewed focus on meeting our promise to customers on quality and delivery.

AUSTRALIAN MANUFACTURING	2002 $m	2001 $m	%
Revenue	1,727.9	1,555.8	11.1
EBITDA	148.8	108.9	36.6
EBIT	84.3	(0.9)	n/a
Assets	1,498.3	1,575.9	(4.9)
Employees	3,760	4,066	(7.5)
Sales Margin	4.9%	(0.1)%	
Funds Employed	1,094.0	1,160.9	(5.8)
Return on Average Funds Employed	7.7%	n/a	
Steel Dispatches – external tonnes	1,125,805	1,221,582	
Steel Dispatches – internal tonnes	707,328	572,515	
Tonnes Produced	1,576,650	1,438,770	

THE BUSINESS	THE MARKET	PERFORMANCE	DEVELOPMENTS
WHYALLA STEELWORKS			
Whyalla Steelworks is located in Whyalla, South Australia. It is an integrated steelworks producing up to 1.2 million tonnes of steel per annum from iron ore sourced from its own mines. Besides producing billet for OneSteel's Market Mills operations, it also manufactures rail products, structural steel and slabs for external re-rolling.	The domestic structural sales for the year were significantly higher at 9% above the previous financial year. The market for structurals has bottomed and is now starting to move into the upturn phase. Anti-dumping action was also initiated during the period against structural steel imports from South Korea, Thailand and South Africa. The Federal Minister for Justice and Customs has, as of 5 July 2002, applied duties on the relevant products from each of the above listed countries. Rail dispatches for the year increased 100% from the previous period, reflecting the commencement of the Alice Springs to Darwin rail project in November 2001. As of 30 June 2002, approximately 35% of this project had been supplied, all to schedule.	Operations were generally sound. Production from the Mines, Pellet Plant, Blast Furnace, Steelmaking and Rolling Mills all exceeded the previous period's output. Perhaps, the major impact was in the area of Steelmaking, where raw steel produced was 9% higher than the previous year, with steel billet exceeding the previous year's output by 20% – thus signalling the completion of the billet caster project ramp-up phase. Cost and cash initiatives remained in focus with inventories continuing to decline from the previous period (4% reduction in stock weeks) and delivered billet costs to Newcastle also being lower than in the previous year.	Focus for the coming year is to capture steel sales to key construction projects, as well as delivering value to customers, and continuing the relentless focus on cost and operational excellence. Two key strategic issues also continue to receive attention – the optimising of iron ore resources and the preparatory engineering works for the Blast Furnace refurbishment, currently planned for the 2004 calendar year.
ROD AND BAR			
Produces up to 500,000 tonnes per annum of commercial grade billets at the Sydney Steel Mill (scrap fed electric arc furnace and billet caster). Together with approximately 650,000 tonnes supplied by Whyalla Steelworks, these billets are rolled into a wide range of selected rod and bar products in the Newcastle Rod Mill and Bar Mill, and Sydney Bar Mill, for supply to downstream OneSteel businesses, and external domestic and export customers.	A strengthening in domestic construction activity resulted in a 17% increase in volumes supplied to these markets. Sales into rural product applications were strong, while automotive market demand also firmed. In the second half, the business withdrew from the poor returning export rod market. Domestic volumes increased by the order of 6% year on year, with the aggregate position including both domestic and export up by 2%.	The Melt Shop achieved a monthly production record during the period, and operated at near capacity for much of the year. Increasing scrap prices towards the latter part of the year adversely impacted billet costs from the Sydney facility. Newcastle Rod Mill operations were restructured from four to three crew in line with the decision to exit the rod export market.	Brisbane Bar Mill operations ceased on 16th May, and the property sold for $14.5 million. Sydney Bar Mill moved from three to four crew operations to absorb production transferred from Brisbane, and achieved record production over the year.
PIPE AND TUBE			
Manufactures pipe and tube for the construction, mining and manufacturing segments for application in oil and gas pipelines, reticulation pipe, buildings, fencing, machinery, furniture, shop fittings, automotive production, agricultural implements and outdoor and material handling equipment.	Whilst the market improved from the historical lows of last year, demand throughout the period remained relatively flat. The Oil and Gas business completed manufacture and delivery of line pipe associated with the Tasmanian Natural Gas Project.	Operational measures such as yield, capacity utilisation and conversion cost showed significant improvement throughout the year, particularly in the structural products business. The breakeven point has been reduced through workforce reductions and tight overtime control. Following on from an extensive review of product profitability, several unprofitable lines have been quit.	The export of DuraGal® tubes and profiles to the USA has commenced. This has been facilitated through a formal agreement with a West Coast distributor. The distribution channels and geographic footprint are being reviewed as greater market penetration is targeted.
WIRE			
Manufactures wire for use in the construction, manufacturing, mining and agricultural industries with products including springs, concrete reinforcing, strand and wire, industrial fine mesh, fence and trellis posts, netting, mining rope, and wire for fasteners, nails, shop fittings and shopping trolleys.	The general manufacturing wire market was slightly lower than expectations due to effects of the downturn in the telecommunications industry. Despite dry conditions slowing demand in May and June, the rural market finished at a record level for the year. This was significantly stronger than the previous 12 months due to the buoyant livestock sector.	Business performance was stronger than the prior year due to increased marketing volumes, pricing and product portfolio improvements and cost reductions. The improved result was achieved despite the closure of a significant telecommunications customer and increased import competition. The business has continued to improve its quality and safety performance.	Product development activities have focused on the introduction of Permaseal™ in a range of colours for chainlink applications. Long life products now include barbed wire and netting. Equipment has been purchased and installed for the production of steel wire cages for aquaculture (product is traded as MarineMesh™). OneSteel Wire has continued to supply low relaxation wire for steel reinforcement of sleepers for the Alice Springs to Darwin railway project.

INTERNATIONAL DISTRIBUTION



Nick Calavrias

The improved performance over the year reflects a more favourable product mix.

NICK CALAVRIAS
Chief Executive Officer, Steel and Tube Holdings (NZ)

OneSteel owns 50.32% of Steel and Tube Holdings Limited which is listed on the New Zealand Stock Exchange. Steel and Tube Holdings is a leading distributor of steel and allied products in New Zealand.

Steel and Tube Holdings and OneSteel jointly owned a Canadian distribution business until it was sold in October 2001 for a small book profit. Therefore, OneSteel's International Distribution business is now made up of the New Zealand Distribution business, Steel and Tube Holdings Limited.

Steel and Tube Holdings recorded an 8% sales improvement over the year while improving its net profit by 45% to NZ$9.0 million, increasing earnings per share from 17 to [illegible] cents. A final dividend of 10 cents was declared with full imputation credits, with a supplementary dividend of 1.76 cents payable to non-resident shareholders.

THE BUSINESS	THE MARKET	PERFORMANCE	DEVELOPMENTS
STEEL DISTRIBUTION AND PROCESSING			
Merchandiser of a comprehensive range of steel and associated products and processor of hot rolled plate and light gauge steel and coil.	There was strong demand from the rural sector and the export focused manufacturing sector.	Performance improved during the year with both sales and EBIT margins improving while working capital reduced.	The improved performance reflects a more favourable product mix over the year combined with some price improvements. Costs and inventory were tightly managed which also contributed to improved margins.
REINFORCING AND ROOFING PRODUCTS			
Processor and distributor of reinforcing rod and mesh, and manufacturer and marketer of a wide range of roll formed steel roofing and cladding products and accessories.	The tender market remained strong during the year and was aided by a recovery in the construction of residential premises. Demand from the major cities was steady with the exception of Auckland.	The Roofing Products business increased its financial returns substantially due to the strong lift in new housing and demand for storage and warehouse facilities. The Reinforcing division was adversely affected by the reduced opportunities available to it during the first half of the year. By year end, the position had improved considerably due to the gaining of the Britomart Transport Centre Contract.	The economic outlook is expected to remain steady with the potential for some downside due to an expected reduction in farm incomes, although an increase in consumer spending is expected to offset the decline.

INTERNATIONAL DISTRIBUTION	2002 $m	2001 $m	%
Revenue	289.2	312.2	(7.4)
EBITDA	30.7	29.3	4.8
EBIT	25.1	22.5	11.6
Assets	133.1	174.0	(23.5)
Employees	620	700	(11.4)
Sales Margin	8.7%	7.2%	
Funds Employed	107.6	146.8	(26.7)
Return on Average Funds Employed	20.5%	16.2%	

DUKE ENERGY INTERNATIONAL TASMANIA NATURAL GAS PROJECT





OneSteel was selected as the preferred supplier of gas pipeline for Australia's largest sub-sea pipeline project. The $100 million contract for the supply of 753 kilometres of pipe, was delivered on time and on budget by OneSteel.

"OneSteel was chosen for the project because of its demonstrated ability to meet tight deadlines with a high-quality product."

Carl Fisher, Duke Energy International Project Manager



HUMAN RESOURCES

THE FOCUS OF HUMAN RESOURCE ACTIVITY OVER THE LAST 12 MONTHS HAS BEEN ON CONSOLIDATING AND BUILDING ON THE SENSE OF COMMON PURPOSE AND IDENTITY ESTABLISHED DURING THE TRANSITION TO BECOMING AN INDEPENDENT COMPANY.

Much of the work has involved supporting business leaders to deliver against business goals and effect restructuring and improvement initiatives.

The key "people" strategies for the period have been around:

- building a performance culture that drives improved profitability and safety
- further developing leadership and organisational capability
- ensuring reward and remuneration strategies to support the future needs of the business.

Supporting business leaders to affect change and deliver against business targets above significant business improvement activities have been, or are being, implemented across all areas of OneSteel, all of which have human resource implications. Some of the achievements over the period have included:

- finalisation of the merger of former Email operations into OneSteel Distribution, while retaining key people and delivering cost efficiencies and other benefits
- successful closure of Brisbane Bar Mill and associated expansion of Sydney Bar Mill to a 7 days a week operation
- consolidation and rationalisation of engineering, maintenance and site services across Newcastle manufacturing operations
- establishment of finance shared services groups in distribution (Sydney) and manufacturing (Newcastle)
- finalisation of the outsourcing of the Laboratories at Whyalla
- renegotiation of enterprise agreements and awards (with negligible disruption), providing a sustainable platform for ongoing business improvement activities
- Reduction of Newcastle Rod Mill from 6 day to 5 operations on withdrawal from export markets
- Continued "salarisation" and application of common employment conditions for non-award staff.

A key challenge in the coming period will be to maximise the benefit of OneSteel's information system upgrade (rollout and upgrading of SAP computer systems across OneSteel's manufacturing and distribution businesses). The project will not only require a substantial change management effort, but will provide a significant opportunity for OneSteel to rethink how the company operates in a range of areas to reduce complexity and improve the rigour of management processes.

Building a Performance Culture

Performance planning and management processes have been redesigned and are being implemented to meet the needs of individual businesses, around a common set of principles. With an emphasis on delivering stretch goals supported by performance coaching, these processes are aimed at achieving alignment, encouraging consistent business behaviours, prioritising work, recognising contribution and addressing underperformance.

The process also provides a platform for assessing and developing the organisation's leadership and other organisational capabilities. A significant proportion of employees across the business (including shop-floor employees in manufacturing sites) now participate in regular performance discussions with their one-up manager, ensuring a greater appreciation of, and alignment to, business goals.

Developing Leadership and Organisational Capability

Continuing the work from last year, considerable effort has been directed toward ensuring the quality and performance of leaders across all areas of the business. This has involved several key changes to the executive team and at the next level broadening OneSteel's experience base. Recent experience has highlighted the importance of having processes to identify and develop future leaders for business and functional roles. While a number of initiatives are addressing this issue on specific areas (for example, The Finance Graduate Program, and Market Mills Manufacturing Future Leaders Program), leadership development will be a key theme for the coming year.

Realigning Reward and Remuneration Strategies

Aimed at achieving a greater degree of differentiation in rewards on the basis of contribution, OneSteel has extended the application of short-term incentive payments (STIP) to all professional and salaried staff, ensuring a direct link between individual performance and at-risk pay. The link between the achievement of short-term targets and long-term business results has also been further strengthened through rollout of OneSteel's executive share plan.

A general offer for employee to participate in an Employee Share Plan was made in late 2001, with more than 80% employees now participating.



2002 NSW TRAINING AWARDS, AUSTRALIAN BUSINESS APPRENTICE OF THE YEAR AWARDS

OneSteel employee Andrew Jago was awarded the "Apprentice of the Year – Hunter Electrical" award for his instrumental work with Thermography/Thermal Imaging surveys. Andrew competed against many other apprentices in this prestigious event and was appropriately recognised for his skills and performance. During his apprenticeship, Andrew also received an Electrical Fitter Trade Certificate and Advanced Diploma in Electrical Engineering.

OCCUPATIONAL HEALTH AND SAFETY

SAFETY IS A CORE VALUE OF ONESTEEL AS EXEMPLIFIED IN THE COMPANY'S VISION TO BE THE SAFEST AND MOST PROFITABLE AUSTRALIAN STEEL COMPANY. AS SUCH, SAFETY UNDERPINS ALL OF ONESTEEL'S ACTIVITIES.

OneSteel's Occupational Health and Safety Policy sets the foundation for our approach and commitment to Occupational Health and Safety (OHS).

To put the policy into action OneSteel's approach to safety focuses on three key areas;

- demonstrated management commitment
- systems and standards
- involvement of people.

Demonstrated Management Commitment

A cascading structure for managing OHS throughout the company from Board level to the operations is in place. Key features of this structure include;

- OneSteel Board OHS&E Committee
- OneSteel Lead Team Central Safety Committee
- OneSteel Safety Network - across all OneSteel businesses
- individual business safety committee structures.

Safety has been a key focus with the integration of the Email Metals businesses recently acquired by OneSteel. DuPont Safety and Environmental Management Services has provided evaluation of these businesses and safety leadership training to key personnel.

Systems and Standards

OneSteel's OHS management system is designed to cater for business units of varying size, from an integrated steelworks to a small distribution centre.

The OneSteel Safety Network, in consultation with the Lead Team, developed a framework based on Australian Standard 4801. This allows each business unit to have systems and procedures in place that take into account the complexity of their operation.

An important ingredient to maintain the integrity of OneSteel's OHS management system is undertaking external assessment of progress against defined goals.

OCCUPATIONAL HEALTH AND SAFETY POLICY

ONESTEEL IS COMMITTED TO ACHIEVING THE HIGHEST PERFORMANCE IN OCCUPATIONAL HEALTH AND SAFETY WITH THE AIM OF CREATING AND MAINTAINING A SAFE AND HEALTHY WORKING ENVIRONMENT THROUGHOUT ITS BUSINESSES. CONSISTENT WITH THIS, THE COMPANY WILL:

- SEEK CONTINUOUS IMPROVEMENT IN ITS OCCUPATIONAL HEALTH AND SAFETY PERFORMANCE TAKING INTO ACCOUNT EVOLVING COMMUNITY EXPECTATIONS, MANAGEMENT PRACTICES, SCIENTIFIC KNOWLEDGE AND TECHNOLOGY;
- COMPLY WITH ALL APPLICABLE LAWS, REGULATIONS AND STANDARDS AND WHERE ADEQUATE LAWS DO NOT EXIST, ADOPT AND APPLY STANDARDS THAT REFLECT THE COMPANY'S COMMITMENT TO OCCUPATIONAL HEALTH AND SAFETY;
- INVOLVE EMPLOYEES AND CONTRACTORS IN THE IMPROVEMENT OF OCCUPATIONAL HEALTH AND SAFETY PERFORMANCE;
- TRAIN AND HOLD INDIVIDUAL EMPLOYEES ACCOUNTABLE FOR THEIR AREA OF RESPONSIBILITY;
- MANAGE RISK BY IMPLEMENTING MANAGEMENT SYSTEMS TO IDENTIFY, ASSESS, MONITOR AND CONTROL HAZARDS AND BY REVIEWING PERFORMANCE;
- ENSURE THAT ONESTEEL EMPLOYEES, CONTRACTORS AND VISITORS ARE INFORMED OF AND UNDERSTAND THEIR OBLIGATIONS IN RESPECT OF THIS POLICY;
- COMMUNICATE OPENLY WITH EMPLOYEES, GOVERNMENT AND THE COMMUNITY ON OCCUPATIONAL HEALTH AND SAFETY ISSUES; AND CONTRIBUTE TO THE DEVELOPMENT OF RELEVANT OCCUPATIONAL HEALTH AND SAFETY POLICY, LEGISLATION AND REGULATIONS; AND
- SUPPORT RELEVANT OCCUPATIONAL HEALTH AND SAFETY RESEARCH.



ONESTEEL SAFETY EXCELLENCE AWARDS – JULY 2002

FAR LEFT TO RIGHT – Steve O'Raw (Winner, Safety *Employee of the Year*), *Tony Pieramarini*.

LEFT TO RIGHT – Simon Delander (Winner, Safety Workplace Initiative of the Year), Maurice Duckett, *Howard Keegan, Andrew Dickson, Bob Every*.

OCCUPATIONAL HEALTH AND SAFETY CONTINUED

During this financial year, independent occupational health and safety evaluations were carried out by DuPont Safety and Environmental Management Services and State Workcover authorities in NSW, Victoria, South Australia and Queensland.

As a result of OneSteel's OHS practices, it is licensed for self-insurance in all States where it is eligible: New South Wales, Victoria, South Australia, Queensland and Western Australia.

Occupational Health And Safety Outcomes for the Year

OneSteel achieved a combined employee and contractor Lost Time Injury Frequency Rate (LTIFR) of 3.5. Given the relatively low rate of lost time injuries, medical treatment injuries have been given a strong focus. This year, the combined employee and contractor Medical Treatment Injury Frequency Rate (MTIFR) has declined by 12% to 21.6. Other significant safety milestones were achieved during the year, including Whyalla Steelworks employees achieving 5.9 million hours lost time injury free.

Involvement of People

This includes employees, contractors, suppliers, customers and the communities in which OneSteel operates.

To recognise this involvement and contribution and to build on a platform of sharing good practices across the sites, the OneSteel Safety Award Program has become an annual event. It was introduced to recognise the contribution that OneSteel employees and contractors have made in creating a safer workplace within OneSteel.

In our second year, 63 entries in total were received across four award categories and the standard of entries was once again excellent.

The award categories, finalists and winners are shown here:

Supplier/Contractor of the Year

- Mike Robertson – BHP Steel, Transport & Logistics, Villawood
- Brendan Ayliffe – Industrial Marine Blasting, Whyalla
- Fergus Campbell – Henry Walker Eltin, Whyalla (Winner)

Safety Leader of the Year

- Colin Campbell – Whyalla
- Joel Vernon – Metaland Tamworth
- Stephen O'Donnell – Wire Mill, Newcastle
- David Beaman – Sheet, Coil & Aluminium, Bibra Lake (Winner)

Safety Employee of the Year

- Tony Pieramarini – Rod & Bar, Newcastle
- Frank Ford – Whyalla
- Gordon Bashford – Wire Draw, Newcastle
- Steve O'Raw – Wire Mill, Newcastle (Winner)

Safety Workplace Initiative of the Year

- Maurice Duckett & Brent McNabb – Newcastle Bar Mill
- Richard Clement & Andrew Dickson – Pipe & Tube, Newcastle
- Neil Naismith & Howard Keegan – Pipe & Tube, Newcastle
- Simon Delander – Sydney Steel Mill (Winner)

FIGURE THIRTEEN
Lost Time Injury Frequency Rate
Per Million Hours Worked


4.4
3.0
3.5
1999 2000 2001 2002

FIGURE FOURTEEN
Medical Treatment Injury Frequency Rate
Per Million Hours Worked


37.3
24.5
21.6
1999 2000 2001 2002

FIGURE FIFTEEN
Outstanding Claims Provisions

	2002 $m	2001 $m
New South Wales	19.3	20.7
Queensland	4.5	5.5
Victoria	3.2	2.8
South Australia	4.2	4.1
Western Australia	0.9	0.7
Total – Self-insurance Workers' Compensation Provision	32.1	33.8



ONESTEEL SAFETY EXCELLENCE AWARDS – JULY 2002

FAR LEFT TO RIGHT – Brendan Ayliffe, Mike Robertson, Fergus Campbell (Winner, Supplier/Contractor of the Year), Bob Every.

LEFT TO RIGHT – David Beaman (Winner, Safety Leader of the Year), Stephen O'Donnell, Joel Vernon, Colin Campbell, Bob Every.

ENVIRONMENT

ONESTEEL UTILISES THE INTERNATIONAL ENVIRONMENTAL MANAGEMENT STANDARD, ISO14001, AS A BENCHMARK IN ASSESSING, IMPROVING AND MAINTAINING THE ENVIRONMENTAL INTEGRITY OF ITS BUSINESS MANAGEMENT SYSTEMS.

Environmental Management Systems
During the year, OneSteel's Whyalla Steelworks received certification against the ISO14001 standard. The Whyalla Steelworks is OneSteel's largest and most complicated site and therefore certification is considered to be a significant step forward. An Altona Melbourne manufacturing site also received certification against the standard.

OneSteel commissioned Quality Assurance Services Pty Ltd (QAS) to undertake a review of 18 OneSteel sites, to provide an assessment of the level of compliance of OneSteel's business management systems against ISO14001.

The review found that all sites have systems covering the expected generic requirements of any environmental management system including risk identification, structured management programs and management review processes.

The review concluded OneSteel is in a relatively good position with respect to the overall environmental management systems at its sites. The management personnel at each site reviewed had a good understanding of potential risks and had implemented various programs to control or negate risks.

OneSteel businesses undertake internal environmental audits of their operations. During the year, a group of employees from Market Mills and Distribution business units attended both an environmental auditing and a dangerous goods auditing training course. Whyalla Steelworks and contractor employees undertook similar dangerous goods audit training.

Environmental Performance
Against regulatory licences and agreements, 17 minor non-compliances were recorded for 2001/02. These did not result in any penalty action by regulatory bodies. The causes for the non-compliances were investigated and preventative actions were put in place as appropriate.

Irrespective of levels of compliance with environmental regulations, OneSteel also responds to complaints that may be lodged by individual local residents, businesses or community groups. Where investigations have identified reasonable concerns, they either have been addressed or are in the process of being managed to an acceptable outcome for the community and relevant regulatory bodies and, as far as is possible, to the satisfaction of the individual's concerned.

Environmental Activities During the Year
OneSteel is well advanced into investigations into possible contaminant levels on land occupied by its Rod and Bar Mills in Newcastle under the NSW Contaminated Land Management Act declaration as an 'investigation area'. An assessment report is to be provided to the NSW Environmental Protection Authority (EPA) by 31 December 2002 in determining the need for any management or remedial options. Financial provisions have been made for these investigations and any likely outcomes. OneSteel continues to keep the EPA regularly informed on progress. OneSteel has a policy of also undertaking site contamination investigations into soil and/or groundwater as part of general environmental management.

OneSteel in its licence agreement with the EPA has continued to seek and achieve a reduction in the dioxin level emitted from the baghouse stack on its Sydney Steel Mill electric arc furnace. OneSteel currently has a licence limit of 0.13 ng/m^3 TEQ, which is very close to world's best practice levels and is undertaking a sampling program to determine long-term plant capability to maintain emissions currently below 0.1 ng/m^3.

Whyalla Steelworks has continued to progress dust reduction projects as contained in its Environment Improvement Program, including the commissioning of two dust collection systems at the Pellet Plant. External consultants have commenced a study which should assist OneSteel in understanding the levels of dust attributable to different sources, including Steelworks operations and other sources in the semi-arid local environment.



WATER TREATMENT PLANT

During the year, Whyalla Steelworks commissioned a water treatment plant for the Whyalla Blast Furnace.

ENVIRONMENT CONTINUED

Other activities during the year included:

- a significant milestone for Whyalla Steelworks was achieved in March 2002 with the successful commissioning of a water treatment plant for the Blast Furnace, enabling zinc discharges to the marine environment to be reduced by more than 99% against an EPA agreed target of 95%.
- at its Mayfield (Newcastle) wire rope works, OneSteel is continuing the assessment of ground vibration and noise in consultation with local residents and the relevant authorities.
- Sydney Steel Mill has signed an agreement with Hydromet for an alternative method for the disposal of the site's baghouse dust to minimise the amount of dust being sent to landfill.

Environmental Expenditure

There has continued to be significant capital expenditure on environmental improvements during the year. This has included, at Whyalla Steelworks, $6.4 million to complete a water treatment system for Blast Furnace discharges and $4 million on Pellet Plant equipment improvements as a part of the program for reducing fugitive dust. At Newcastle, capital works have been progressing to upgrade the fence post plant to address process emissions. This project will also deliver safety, productivity and product improvements.

Greenhouse Gas Emissions

OneSteel continues to monitor international developments in the area of greenhouse gas emissions.

ENVIRONMENTAL POLICY

IT IS ONESTEEL'S POLICY TO ACHIEVE A HIGH STANDARD OF ENVIRONMENTAL CARE BY COMPLYING WITH CURRENT LEGISLATION AND SEEKING CONTINUOUS IMPROVEMENT IN PERFORMANCE BY TAKING ACCOUNT OF EVOLVING SCIENTIFIC KNOWLEDGE AND COMMUNITY EXPECTATIONS.

SPECIFICALLY, IT IS ONESTEEL'S POLICY TO:

- COMPLY WITH ALL APPLICABLE LAWS, REGULATIONS AND STANDARDS; UPHOLD THE SPIRIT OF THE LAW; AND WHERE LAWS DO NOT ADEQUATELY PROTECT THE ENVIRONMENT, APPLY STANDARDS THAT MINIMISE ANY ADVERSE ENVIRONMENTAL IMPACTS RESULTING FROM ITS OPERATIONS, PRODUCTS AND SERVICES;
- COMMUNICATE WITH GOVERNMENT AND THE COMMUNITY ON ENVIRONMENTAL ISSUES, AND CONTRIBUTE TO THE DEVELOPMENT OF POLICIES, LEGISLATION AND REGULATIONS THAT MAY AFFECT ONESTEEL;
- ENSURE THAT ITS EMPLOYEES AND SUPPLIERS OF GOODS AND SERVICES ARE INFORMED ABOUT THIS POLICY AND AWARE OF THEIR ENVIRONMENTAL RESPONSIBILITIES IN RELATION TO ONESTEEL'S BUSINESS;
- ENSURE THAT IT HAS MANAGEMENT SYSTEMS TO IDENTIFY, CONTROL AND MONITOR ENVIRONMENTAL RISKS ARISING FROM ITS OPERATIONS.

OneSteel produces estimates of the level of its greenhouse emissions on an annual basis. The 2001/02 greenhouse emission was approximately 3.0 million tonnes of CO_2 equivalent gas. Approximately 2.3 million tonnes of CO_2 emissions are associated with Whyalla Steelworks, a significant proportion of that being coal (coke) used as an ore reductant in the metallurgical processes of making iron rather than used for energy. With increased production and efficiencies, this represents an improvement over last year's result.

Community Consultation

OneSteel continues to have regular community liaison contact at its Whyalla Steelworks, its Sydney Steel Mill and its Newcastle wire rope works. This liaison includes both residents and local council members meeting on a periodic basis to discuss environmental issues concerning the sites. These forums have provided OneSteel with a valuable opportunity to discuss any concerns and to ensure community issues are raised with the operating businesses and followed through to Board level as required.


Environm

OneSteel recently received a recognition award for its involvement in Landcare Australia. At the recent Biannual Landcare Awards held in Canberra, the award was presented to Brett Howlett representing OneSteel by Deputy Prime Minister John Anderson on behalf of The Hon John Howard, Prime Minister.

LEFT TO RIGHT – John Anderson – Deputy Prime Minister, Brett Howlett – Rural Sales and Marketing Management, John Claringbould – Chairman of the Board, Landcare Australia.

COMMUNITY

WITH ITS LARGE MANUFACTURING OPERATIONS IN NEWCASTLE, WHYALLA AND WESTERN SYDNEY, COMBINED WITH OVER 200 DISTRIBUTION CENTRES ACROSS THE COUNTY, ONESTEEL'S OPERATIONS ARE OF SIGNIFICANT REGIONAL IMPORTANCE.

OneSteel plays a significant role in these local communities and is committed in its support to local charities and community based activities around Australia.

OneSteel's approach to supporting the community is very focused at the local level where OneSteel operations exist rather than a more centralised Head Office approach. OneSteel believes that such an approach recognises the impact its operations have on local communities and its assists developing those communities.

Men's Health for Life Campaign

The Men's Health for Life Campaign is particularly significant as it relates directly to OneSteel's core value of safety. OneSteel Market Mills in Newcastle entered into a partnership with Hunter Health in August 2001 to promote awareness of men's health issues within the Hunter Region. OneSteel made an $80,000 commitment which was spent predominantly on a series of press, radio and television advertisements highlighting issues around men's health.

The campaign was branded "Men's Health for Life – Be the Best You Can Be" with the objective being to raise awareness of men's health issues – specifically heart disease, workplace health and safety, prostate cancer and mental health.

The "Men's Health for Life" Campaign was also used as a vehicle for promoting workplace health and safety as well encouraging OneSteel employees to consider general health issues such as work and life balance and healthy eating.

Safety Awards

As part of OneSteel's Safety Excellence Awards Program, winners under each of the major categories are provided with $2,000 to donate to their nominated charity. The donations are outlined in Figure Sixteen.

Active Community Participation

OneSteel business leaders are encouraged to become involved in their local communities and assist in the development of community facilities such as hospitals and schools. As such, OneSteel managers participate on Hospital, University and TAFE Boards, local Chambers of Commerce, Regional Development Boards, local Credit Union Boards and local charities such as the Salvation Army and Care Australia. OneSteel leaders also participate in Industry Associations at various levels of involvement.

FIGURE SIXTEEN
Donations and Support

Hunter Region	• Westpac Rescue Helicopter • Mission Australia Xmas Lunch	• 11th Hunter Region Worldskills Australia Competition	• St Vincent De Paul Society • Hunter Valley Research Foundation	• Salvation Army Red Shield Appeal May 2002 • Men's Health Campaign
Whyalla	• LifeFM Christmas Party For Special Children • Spina Bifida Association • Blind Sporting Council • The Smith Family • Disabled Peoples Incorporated	• Terry Fox Event Anti-Cancer Research • Centacare's Whyalla Blanket Appeal • Whyalla Flinders Legacy Group • Mission Australia (Whyalla)	• Whyalla's Proclamation Day Free Family Concert • Whyalla Harriers Amateur Athletic Club • Whyalla Squash Club • Whyalla Orchid Club	• Whyalla Judo Club • Special Olympians Whyalla • Whyalla Show Society • Whyalla Go Kart Club • OneSteel Matriculation Prize • Stuart High School
Regional Australia	• Casuarina Crocs • NT Pony Club • Speedway Recovery Vehicles • Rotary Club of Darwin • Special Children's Xmas Party • Blind Sporting Council	• NT Rugby Union • Ardrossan Golf, Bowling and Football Club • Ardrossan Area School • Royal Port Pirie Yacht Club • OneSteel Academic	Excellence Awards • Country Arts SA – OneSteel Young SA Artists • District Council of Yorke Peninsula – Ardrossan Art Exhibition	• Country Arts SA
Safety Award Winners	• Westmead Children's Hospital	• Swan Animal Haven	• Starlight Children's Foundation	• Support for two ill children
Other	• Care Australia • Commonwealth Games • Apex Clubs of SA and NT	• Monash University – Australian Student Mineral Venture • Greening Australia Limited	• OneSteel Secondary Schools Public Speaking and Debating Competition	• Young Achievement Australia


Men's Health for Life



FAR LEFT – Managing Director, Bob Every at the Sydney launch of the Mens Health for Life program.

LEFT – John Fitzsimons matriculated at the end of the Year 2001 and was the winner of the 2001 OneSteel Matriculation Prize.

Pictured from left to right are John's parents David and Marjorie Fitzsimons; John Fitzsimons; and Jim Williams, OneSteel Market Mills' Regional Manager South Australia and Northern Territory.

TECHNOLOGY

OVER THE 2002 FINANCIAL YEAR, ONESTEEL INCREASED ITS RESEARCH AND DEVELOPMENT ACTIVITY AS WELL AS IMPROVING THE MONITORING AND COLLECTION OF RELEVANT ACTIVITIES AND ASSOCIATED EXPENDITURE.

As a result, claimable expenditure in the 2002 financial year, under the Federal Government's Research and Development Tax Scheme, is expected to be above the $9 million of claimable activities in the prior year.

The scheme that applies from July 2002 requires prior definition of projects that are expected to be eligible. OneSteel has nominated 243 projects across all businesses that will be monitored for eligibility and it is expected a further significant lift in claimable expenditure will result out of this proactive approach. The split up of project focus is shown in Figure Seventeen.

Products

Work on reducing product complexity and obtaining value for low volume / complex products continued.

The number of grade section combinations produced by the Whyalla billet caster was reduced by 21% over the past year.

FIGURE SEVENTEEN
Research and Development



- ● New Product Development
- ○ Process Improvement
- ○ Product Enhancement
- ● New Process Development
- ● Acquiring New Knowledge

The Whyalla billet caster commissioning process is essentially complete, with the caster operating at around name plate capacity and product development work centred on improvement and new customer driven applications. Complexity reduction work has also seen the simplification of several high-volume, previously metallurgically difficult steel grades to more robust and overall cost-effective manufacturing systems.

Product management systems are being overhauled to focus on timeliness and using the total manufacturing chain in the most cost effective way, as part of our manufacturing excellence and cost reduction programs.

New plant commissioning during the year included:

- Sydney Steel Mill has successfully completed the commissioning of a range of small hot rolled sections that were previously produced at the Brisbane Bar Mill
- OneSteel Pipe and Tube commissioned a state-of-the-art machining centre to produce value added tube product for the auto industry
- OneSteel Wire commissioned a 12 metre wide mesh manufacturing machine to provide marine mesh for the rapidly expanding aquaculture industry.

Technology

A major technical review of ironmaking options for the Whyalla Steelworks was completed during the past year. This work confirmed that the Blast Furnace is the most economic route by which to produce iron in the foreseeable future and therefore, work on its scheduled reline in 2004 has commenced.

New technology remains constantly under active review.

Ore reserves shown elsewhere in this report show a positive trend. New mine planning schedules and better than expected recoveries from the three operating mines show a more favourable position compared to last year's report. Reserves have been reduced by only one million tonnes despite the mining of almost three million tonnes. A proposal to add to the reserves via economic reprocessing of existing off-specification ore stockpiles is currently under review.

Understanding of the processing of hematite ores to pellets was significantly improved during the year through a collaboration program with the CSIRO. This contributed to more stable pellet plant output and assisted in lowering costs.

OneSteel Reinforcing continues to develop its range of concrete reinforcing products and systems. Technical advances have been secured by patent applications.

OneSteel Wire completed two important projects. Firstly, the capacity to produce galvanised or Zalcote® fine wire was increased and secondly, capacity was also increased to produce Permaseal™ coloured wire. These products form part of OneSteel's strategy to differentiate its products in the market place.

Modifications to the large diameter pipe mill have allowed OneSteel Pipe and Tube to improve the toughness of the weld seam in high pressure line pipe, strengthening OneSteel's competitive position in the line pipe market.



MARINEMESH™

OneSteel has developed a revolutionary MarineMesh™ anti-predator system. MarineMesh™ has been built for impenetrability from ultra heavy galvanised MarineWire - high-quality steel with a tough alloy layer and a zinc coating 12 times heavier than ordinary galvanised wire. MarineMesh™ is built for flexibility in marine environments.

DURAMESH BIRDSAFE MESH™

Due to strong market demand, OneSteel wire products has announced the launch of Duramesh Birdsafe™ to the Waratah range of welded meshes. Duramesh Birdsafe Mesh™ is made by applying OneSteel's unique Permaseal polymer coating over Evencoat welded mesh to create a welded mesh that is ideally suited to the aviary, zoo and pet industries.

BOARD OF DIRECTORS



P J (PETER) SMEDLEY,
BCom, MBA, FAICD
Chairman
Age 59. Appointed a director and Chairman in October 2000 and is the Chairman of the Governance & Remuneration Committee. He is also Managing Director and Chief Executive Officer of Mayne Group Limited (retiring August 2002). Member of the Business Council of Australia, Business Council of the National Gallery of Victoria, and President's Council of the Art Gallery of New South Wales, Director of CARE Australia Ltd, Chairman of CARE Australia Corporate Council and Director of the Colonial Foundation. Previous roles included Managing Director and Chief Executive Officer of the Colonial Group, Chairman of the State Bank of New South Wales and an executive director of Shell Australia Limited.



R L (BOB) EVERY,
BSc, PhD, FTSE, FIE Aust, CP Eng
Managing Director and Chief Executive Officer
Age 57. Appointed a director in July 2000. Managing Director and Chief Executive Officer of OneSteel Limited and Chairman of Steel and Tube Holdings Limited. He is also a director of International Iron and Steel Institute. Member of the Business Council of Australia, Member of the Australian Institute of Company Directors, Member of CARE Australia Corporate Council. His previous roles included President of BHP Steel, Managing Director of Tubemakers of Australia Limited and Chief Executive Officer of Steel and Tube Holdings Limited.



E J (EILEEN) DOYLE,
BMath, MMath, PhD, FAICD
Age 47. Appointed a director in October 2000 and is a Member of the Audit & Compliance Committee and the Occupational Health, Safety & Environment Committee as well as Chairman of OneSteel's Superannuation Policy Committee. She is also Chairman of Port Waratah Coal Services and Hunter Valley Research Foundation, a director of Austrade, State Super Financial Services and the Australian Mathematics Trust and Conjoint Professor, Graduate School of Business, University of Newcastle. Her previous roles included senior management positions with CSR Timber Products, BHP Steel and Hunter Water Corporation.



C R (COLIN) GALBRAITH,
LLB(Hons), LLM (Univ of Melbourne)
Age 54. Appointed a director in October 2000. Member of the Audit & Compliance Committee and the Governance & Remuneration Committee. Partner at law firm Allens Arthur Robinson specialising in commercial law. He is a Director of Commonwealth Bank of Australia and GasNet Australia Limited, Chairman BHP Billiton Community Trust, Trustee of Royal Melbourne Hospital Neuroscience Foundation, Member of the Executive Committee of the CARE Australia Corporate Council, Honorary Secretary Council of Legal Education (Victoria). Previously, he has been a director of Colonial Group and Azon Limited.



D E (DAVID) MEIKLEJOHN,
BCom, DipEd, FCPA, FAIM, FAICD
Age 60. Appointed a director in October 2000. Chairman of the Audit & Compliance Committee, Member of the Governance & Remuneration Committee. Chairman of PaperlinX Limited and SPC Ardmona Ltd, Deputy Chairman of GasNet Australia Limited and a director of WMC Limited. Previous roles include an executive director and chief financial officer of Amcor Limited, Chairman of Kimberly-Clark Australia Limited and a director of Colonial Group and Treasury Corporation of Victoria.



D A (DEAN) PRITCHARD,
BE, FIE Aust, CP Eng, FAICD
Age 57. Appointed a director in October 2000. and is the Chairman the Occupational, Health, Safety & Environment Committee and a Member of Audit & Compliance Committee. He is also Chairman of ICS Global Limited and a director of Eraring Energy and Rail Infrastructure Corporation. Previously, he was Chief Executive Officer of Baulderstone Hornibrook.



N J (NEVILLE) ROACH,
AO, BA(Hons), DSc(HC), FACS
Age 63. Appointed a director in October 2000 and is a Member of the Governance and Remuneration Committee and the Occupational Health & Safety & Environment Committee. He is also Chairman of Fujitsu Australia Limited, Smart Internet Cooperative Research Centre, National ICT Centre of Excellence, Intelligent Island Board and Australia India Business Council Deputy Chairman of SBS, director and NSW President CEDA, Director of Fujitsu Asia, TAFE Global, Australian Academic and Research Network, UNSW Foundation. Previously Chief Executive Officer of Fujitsu Australia Limited, Chairman of Council for Multicultural Australia, Business (Migration) Advisory Panel, Australian Information Industry Association and President Asian Oceania Computing Industry Organisation.

CORPORATE GOVERNANCE

OneSteel Limited listed on the Australian Stock Exchange on 23 October 2000. This statement outlines the corporate governance practices adopted by the Board which were in place throughout the financial year and at the date of this report.

Board of Directors and its Committees

The primary role of the Board is the protection and enhancement of shareholder value. The Board has the responsibility for corporate governance of the company. It oversees the business and affairs of the company, establishes the strategies and financial objectives with management and monitors the performance of management directly and through Board committees. The Board committees are:

- Governance and Remuneration
- *Audit and Compliance*
- Occupational Health, Safety and Environment.

Ad hoc committees are established from time to time to deal with matters arising. All committees have clear mandates and operating procedures, which are reviewed on a regular basis. The committees operate principally in a review or advisory capacity, except in cases where particular powers are specifically conferred on a committee by the Board.

The Board has established a framework for the management of the consolidated entity, including a system of internal control and business risk management and appropriate ethical standards.

Composition of the Board and its Committees

The composition of the Board is determined using the following principles:

- the Board should comprise not less than three, or more than ten directors to comply with the company's constitution. There are currently seven directors and this number would be increased if it was felt that additional expertise was required in specific areas, or if an outstanding candidate was identified.
- the Chairman of the Board should be an independent non-executive director.
- the Board should comprise a majority of non-executive independent directors.
- the Board should comprise directors with a broad range of expertise.

Of the seven directors on the Board at the date of this statement, six are non-executive directors including the Chairman. All non-executive directors are independent and have no business or other relationships which could compromise their independence. Where a potential conflict of interest arises, appropriate action will be taken by the Chairman and the relevant director to resolve that conflict. Directors keep the Board advised of any interest that could potentially create conflict with those of the company.

Other than the Managing Director, all directors are subject to re-election by rotation every three years and must retire at the annual general meeting following their 72nd birthday in accordance with the Corporations Act.

Details of directors of the company in office at the date of this statement and their Board committee memberships are set out below:

Director	Board Membership		Committee Membership		
			Governance & Remuneration	Audit & Compliance	Occupational Health, Safety & Environment
P J Smedley	Non-executive	Chairman	Chairman		
R L Every	Executive	Managing Director			
E J Doyle	Non-executive			Member	Member
C R Galbraith	Non-executive		Member	Member	
D E Meiklejohn	Non-executive		Member	Chairman	
D A Pritchard	Non-executive			Member	Chairman
N R Roach	Non-executive		Member		Member

Board and Committee Meetings

The Board met on 11 occasions during the year. The agenda for meetings is prepared in conjunction with the Chairman and the Managing Director and submissions are circulated in advance. The Board reviews the company's performance and considers other important matters such as strategic issues, plans, major investment decisions, human resources matters, governance and compliance, and significant management presentations. Executives are regularly involved in Board discussion and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board committees meet as required, although the Audit and Compliance Committee and the Occupational Health, Safety and Environment Committee have regular quarterly meetings. The matters dealt with by the committees are set out on the following page.

Governance and Remuneration Committee

The role of the Governance and Remuneration Committee is set out in a charter which has been approved by the Board. The responsibilities of the Committee are to:

- review the corporate governance procedures of the company
- recommend new nominees for membership of the Board
- review the remuneration of non-executive directors and recommend any changes to the Board
- advise the Board on remuneration policies and practices relating to employees
- make specific recommendations to the Board on remuneration packages and policies applicable to senior management
- advise the Board in relation to share option plans, incentive performance packages and succession planning
- review processes relating to the identification and development of key high potential employees and
- ensure adequate succession planning is in place.

Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Committee also considers independent advice on appropriate remuneration packages.

The Managing Director and relevant senior staff are invited to Governance and Remuneration Committee meetings at the discretion of the Committee.

Audit and Compliance Committee

The role of the Audit and Compliance Committee is set out in a charter which has been approved by the Board. The role of the Committee is to advise on the establishment and maintenance of a framework of internal control and compliance reporting for the management of the company. The responsibilities of the Committee are to:

- review the financial reports prior to the external release
- monitor the activities of the internal audit function
- review internal and external audit reports to ensure that where significant deficiencies in controls or procedures have been identified, management takes prompt remedial action
- liaise with external auditors to ensure that the annual and half-yearly audits are conducted effectively
- monitor the establishment of an appropriate internal control framework
- review major capital project post audits
- monitor funding commitments and availability
- assess and review the business risk management process and
- review major non-financial regulatory matters through the use of a compliance monitoring regime covering the following areas of exposure:
  - asset protection
  - trade practices
  - discrimination and harassment
  - conflict of interest
  - ethical standards.

The Managing Director, relevant senior staff and the internal and external auditors are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

Occupational Health, Safety and Environment Committee

The role of the Occupational Health, Safety and Environment Committee is set out in a charter which has been approved by the Board. The responsibilities of the Committee, which relate to occupational health, safety and the environment, are to:

- review all significant policies and changes thereto and, where appropriate, recommend them to the Board
- monitor and report to the Board as appropriate on adequacy of management systems
- monitor and report to the Board as appropriate on the adequacy of performance and compliance
- ensure adequate internal and external audit coverage for all major risks and report to the Board on any issues arising from this coverage, in particular the management of environmental risks and post-divestment liabilities and
- report to the Board as appropriate on any other significant health, safety and environment issues.

The Managing Director and relevant senior staff are invited to Committee meetings at the discretion of the Committee.

Risk Management

The Audit and Compliance Committee provides advice to the Board and reports on the status of business risks to the consolidated entity through integrated risk management programs aimed at ensuring risks are identified, assessed and appropriately managed. Major business risks arise from such matters as actions by competitors, technological developments, litigation or potential litigation, government policy changes, interest rate movements, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, and the purchase, development and use of information systems.

The consolidated entity's risk management policies and procedures cover areas such as the environment, occupational health and safety, property, financial reporting and internal controls. Except for financial reporting and treasury risks which are handled centrally, each business operational unit is responsible and accountable for implementing and managing the standards required by the risk management programs.

Comprehensive practices are established such that:

- management systems are monitored and reviewed to achieve high standards of performance and compliance in areas such as the environment and occupational health and safety
- capital expenditure and revenue commitments above a certain size obtain prior Board approval
- financial exposures are controlled, including the use of derivatives and
- business transactions are properly authorised and executed.

The internal audit function is outsourced to KPMG. The internal audit program is aimed at identifying key strategic operational and financial high risk areas. Priority areas for review are decided on the basis of this information.

External Audit

The external audit of OneSteel is governed by the following principles:

- the external auditors must clearly demonstrate their independence
- the external auditors shall not provide services which are in conflict with the role of an auditor unless it is in the interests of OneSteel and specific Audit and Compliance Committee approval is obtained for the service
- the quality of the audit will be reviewed annually and, if unsatisfactory, shall immediately be put to tender
- the lead audit partner shall be rotated at the end of a period no longer than seven years
- the appropriateness of putting the audit to tender shall be reviewed at the end of a period no longer than seven years
- the services and fees provided by the external auditors will be fully disclosed.

Dealing in Company Shares

Current shareholdings of directors are shown on page 36 of the Annual Review. Directors and senior management are precluded from trading in OneSteel shares at any time if they are aware of price-sensitive information that has not been made public. Subject to that overriding rule, company policy permits directors and senior management to deal in company shares in the four-week periods from the:

- date of the company's annual general meeting
- release of the half-yearly announcement to ASX
- release of the yearly announcement to ASX or
- release of a disclosure document offering equity securities in the company.

Directors and senior management are cautioned of the ruling regarding buying or selling OneSteel shares at any time if they are aware of price sensitive information that has not been made public.

Directors and senior management may also acquire shares on the market under company share plans. The amount to be invested must be specified at least six months ahead. The amount is invested in equal monthly installments with payment being made by way of deduction from the participant's remuneration. The plans are administered by an independent trustee.

Executive directors have entitlements to shares and options under the Executive Directors' Long Term Incentive Plan, subject to performance hurdles being met.

Directors' Remuneration

The OneSteel Constitution provides that the annual remuneration paid to each of the non-executive directors for their services as directors, when added together, should not exceed a combined total amount of $1 million.

Non-executive directors are also entitled to a retiring allowance on retirement, or death in office, based on the average annual emoluments of the director over the three years preceding retirement. After three years of service the allowance is three times the average annual emoluments, rising proportionally to five times after 10 years service. There is a pro-rata allowance for less than three years service. The amount payable is reduced by any benefit the director is entitled to receive from a complying superannuation fund by virtue of payments made to that fund by the company.

Access to Independent Professional Advice

For the purposes of the proper performance of their duties relating to the company, directors are entitled to obtain independent professional advice at the company's expense following approval by the Chairman. The advice is treated as advice to the Board.

Ethical Standards

The directors embrace the need for and continued maintenance of the highest standards of ethical conduct by all directors and employees of the consolidated entity. The Board has adopted a code of business conduct which formalises the obligation of individuals to act within the law and act honestly and ethically in all business activities. This code of conduct is reviewed by the Governance and Remuneration Committee and is distributed to all business units to ensure staff are familiar with its contents.

Communications to Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is provided to shareholders through formal disclosures to the Australian Stock Exchange (ASX), as well as through the annual report.

The company maintains an internet site (www.onesteel.com) which has copies of statements to the ASX and the annual report, as well as general information on the company and its activities. Key presentations given by company personnel to investors and institutions are also lodged concurrently, or beforehand, with the ASX.

The annual general meeting provides an important opportunity for shareholders to express views and respond to Board proposals.

DIRECTORS' REPORT

Your directors submit their report for the year ended 30 June 2002.

Directors

The following persons were directors of OneSteel Limited during the whole of the financial year and up to the date of this report:

P J Smedley
R L Every
E J Doyle
C R Galbraith
D E Meiklejohn
D A Pritchard
N J Roach.

Details of the qualifications, experience and responsibilities of directors are set out on page 29 of the Annual Review.

Principal Activities

The principal activities of the OneSteel Group are mining, steel manufacture, and steel and metal products distribution. Further details are set out on pages 1 to 32 of the Annual Review. The company was listed on the Australian Stock Exchange (ASX) on 23 October 2000. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review of Operations

A review of the operations of the OneSteel Group during the financial year and the results of those operations is contained in pages 1 to 32 of the Annual Review.

Net profit after income tax attributable to members of the parent entity for the financial year was $47.1m (2001: $28.8m loss) with earnings per share of 9.3 cents (2001: (8.8) cents).

Dividends

Dividends paid or declared by the company since the end of the previous financial year were:

	$m
2001 Final dividend 3 cents per share paid on 18 October 2001, fully franked at a 30% tax rate on fully paid shares	13.8
2002 Interim dividend 3 cents per share paid on 24 April 2002, fully franked at a 30% tax rate on fully paid shares	16.1
2002 Final dividend 3.5 cents per share payable on 17 October 2002 fully franked at a 30% tax rate on fully paid shares	18.9

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2002.

Commentary on the overall state of affairs of the consolidated entity is set out on pages 1 to 32 of the Annual Review.

Environmental Regulation and Performance

The consolidated entity is subject to significant environmental regulation in respect of its mining and manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environment report is set out on pages 25 and 26 of the Annual Review.

ASIC Surveillance Matters

On 16 July 2002, the company received correspondence from the Australian Securities and Investments Commission (ASIC) regarding a change in focus of their surveillance work to concentrate on capitalised expenses, revenue recognition and recognition of controlled entities and assets.

These matters were specifically addressed by the company as part of the accounts preparation process and comments on each area are as follows:

- *Capitalised expenses*
  The main areas of capitalisation of expenses, in OneSteel, relate to the deferred stripping cost we carry in the balance sheet for the iron ore mines and the capitalisation of expenses in capital projects. Both items are covered by the Statement of Significant Accounting Policies (note 1 to the Full Financial Statements) and reflect normal practice allowed under Australian Accounting Standards. For the year ended 30 June 2002 the deferred stripping account increased by $6.0m to $20.6m (note 14 to the Full Financial Statements). In addition, expenses of $6.3m for our SAP implementation project were capitalised in the year.
- *Revenue recognition*
  The vast majority of OneSteel revenue is from sale of products. Our accounting policy for recognition is "Sales revenue is recognised or accrued at the time of the provision of the product or service. The recognition criteria for the sale of goods is when control of the goods has passed to the buyer."
- *Recognition of controlled entities*
  All controlled entities are recognised in the consolidated OneSteel Group results.

Based on the review conducted there was no need for any change to the accounting policies of the OneSteel Group.

Matters Subsequent to the End of the Financial Year

Since 30 June 2002 and to the date of this report, no matter or circumstance has arisen that has significantly affected or may significantly affect:

- the consolidated entity's operations in future financial years or
- the results of those operations in future years or
- the consolidated entity's state of affairs in future financial years.

Future Developments

Certain likely developments in the operations of the consolidated entity known to the date of this report have been covered generally within the Annual Review. In the opinion of the directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Meetings

The number of directors' meetings including meetings of committees of directors and number of meetings attended by each of the directors of the company during the financial year are:

	Board of Directors		Governance & Remuneration Committee		Audit & Compliance Committee		Occupational Health, Safety & Environment Committee	
	A	B	A	B	A	B	A	B
P J Smedley	11	11	2	2				
R L Every	11	11						
E J Doyle	11	11			4	4	4	4
C R Galbraith	11	11	2	2	4	4		
D E Meiklejohn	11	11	2	2	4	4		
D A Pritchard	11	11			4	4	4	4
N J Roach	11	11	2	2			4	4

A – Reflects the number of meetings held during the time the director held office during the year.
B – Number of meetings attended.

The roles and membership details of each of the committees are described on pages 30 to 32 of the Annual Review.

Dr Every, the Managing Director, is not a member of the Board Committees but attended all the meetings held by those Committees.

Directors and Senior Executives' Emoluments

The Board's Governance & Remuneration Committee is responsible for reviewing remuneration policies and practices, including compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committee.

The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Directors

Remuneration for non-executive directors comprises a fixed annual base fee and superannuation. The executive directors' remuneration comprises a base salary, other benefits, superannuation and a short-term incentive plan payment (STIP). Details of remuneration paid to directors for the year ended 30 June 2002 are:

Directors ($)	Fees/Salary	Other Benefits	Superannuation Contribution	Incentives	Total
P J Smedley	250,000		20,000		270,000
R L Every	1,191,667	41,250	189,262	1,200,000	2,622,179
E J Doyle	80,000		6,400		86,400
C R Galbraith	80,000		6,400		86,400
D E Meiklejohn	80,000		6,400		86,400
D A Pritchard	80,000		6,400		86,400
N J Roach	80,000		6,400		86,400
Total	**1,841,667**	**41,250**	**241,262**	**1,200,000**	**3,324,179**

Note: The Non-Executive Directors' Share Plan (NED) enables directors to receive part of their remuneration in the form of OneSteel shares. Non-executive directors may elect to acquire OneSteel shares instead of receiving some or all of their annual director's fee in cash, and accordingly the amount paid to the NED Plan by OneSteel is deducted from the fees which otherwise would be paid in cash to the director. No grants to rights to shares or options were made to the Managing Director under the company's Long-Term Incentive Plan in the year ended 30 June 2002.

Senior executives

The company's remuneration policy for senior executives aims to:

- attract, develop and retain executives with the capabilities required to lead the company in the achievement of business objectives
- have a significant proportion of executives' pay at risk to ensure a focus on delivering annual financial, safety and business objectives and
- reward executives for maintaining sustained returns to shareholders.

Remuneration packages for executives therefore comprise:

- a fixed annual reward which includes a base salary, other benefits (including fringe benefits tax and superannuation) and
- a variable component. This involves both a short-term incentive plan that rewards delivering of annual business goals and a long-term incentive plan which allocates shares and options.

DIRECTORS' REPORT CONTINUED

Executives participate in an annual performance review process that assesses performance against key accountabilities and job goals. Performance against these goals impacts directly on short-term incentive payments and salary movements.

Details of fixed annual reward payments and short-term incentive payments made to the most senior executives for the year ended 30 June 2002 are:

Senior Executives (1) ($)	Base Salary	Other Benefits	Superannuation Contribution	Short-Term Incentive Plan	Total
G J Plummer	329,348	82,550	48,397	230,000	690,295
R W Freeman	427,359	7,253	34,189	170,000	638,801
L J Selleck	281,861	111,454	41,499	172,000	606,814
N Calavrias	332,706	8,342	24,945	163,572	529,565
A J Reeves	277,741	14,052	24,322	140,000	456,115
Total	**1,649,015**	**223,651**	**173,352**	**875,572**	**2,921,590**

(1) All officers were employed by subsidiaries of OneSteel Limited for the full year, except for A J Reeves who commenced with OneSteel on 1 October 2001.

In addition details of payments made to senior executives who separated during the year are:

Senior Executives ($)	Base Salary	Other Benefits	Superannuation Contribution	Bonus Payment	Termination Benefits (1)	Total
B Carrasco (2)	133,776		26,644	52,500	1,067,394	1,280,314
G Day	198,234	50,617	23,761	48,607	390,000	711,219

(1) Termination benefits include annual leave and long service leave.

(2) During the year 352,358 shares and 939,728 options, the granting of which was disclosed in the 2001 Directors' Report, vested to B Carrasco.

Shares and Options – Long-Term Incentive Plan

The company granted performance dependent rights to ordinary shares and options to certain senior executives during the year ended 30 June 2002. Details of the grants made to the most senior executives are:

Senior Executives	Share Rights Granted	Options Granted	Exercise Price for Options
A J Reeves (1)	174,975	233,300	$0.9087
R W Freeman	75,000	90,000	$1.0434
G J Plummer	75,000	90,000	$1.0434
L J Selleck	60,000	75,000	$1.0434

(1) Grants made to A J Reeves formed part of the remuneration package established on his commencement with the company.

The rights to shares and the options were granted in accordance with the rules of the company's Long-Term Incentive Plan. One ordinary share in the company may be obtained for each right to shares and options after a qualifying period of three years. These shares and options are held in trust during this period and vesting is subject to the company achieving specific performance hurdles at the end of this period. All or some of these shares and options may vest to an individual executive on termination when special circumstances apply. The options have a maximum life of nine years.

The performance hurdles relate to two comparative groups (the Australian Consumer Price Index plus 5% and the ASX All Industrials Accumulation Index excluding banks, media and telecommunications) that are measured against OneSteel's performance in terms of Total Shareholder Return. OneSteel's ranking against these measures will determine whether a participant may exercise the options and/or withdraw rights to shares.

The issue price for each right to a share and the exercise price for each option are both calculated in a like manner. Their respective prices were calculated based on the weighted average price of OneSteel shares traded on the ASX over a prescribed period of five days applying just prior to the grant of the respective shares.

At the date of this report potential rights to options over ordinary shares of the company are:

Expiry Date	Exercise Price	Number of Shares
15 December 2009	$0.9258	3,863,008
9 April 2010	$0.8848	241,298
2 September 2010	$1.0350	35,749
23 September 2010	$0.9143	29,531
30 September 2010	$0.9087	233,300
21 December 2010	$1.0434	796,000

The options do not entitle the holder to participate in any share issue of the company.

During, or since the end of, the financial year the company has issued shares as a result of the exercise of options as follows:

Number of Shares	Amount Paid on Each Share	Market Value of Shares on Date of Exercise
1,467,154	$0.9258	$1.06 to $1.56
12,000	$1.0434	$1.47

There are no amounts unpaid on the shares issued.

Shares held in trust under the Long-Term Incentive Plan carry no voting rights until they ultimately vest to the employees.

Share-Based Remuneration

During the year shares were issued under the company's Employee Share Plan and rights to shares and options were granted under the Long-Term Incentive Plan. No amount has been charged to the Statement of Financial Performance in respect of these shares and options.

The value attributable to the shares and options, assuming that the performance criteria is met and they ultimately vest to employees, is $2.9m.

Note: The value of shares is based on the market value on issue date and the value of options has been determined using the Black Scholes model.

Directors' Interests

During the financial year ordinary shares in the company were acquired, either directly or indirectly, at market prices by directors as follows:

	Ordinary Shares
E J Doyle	35,206
C R Galbraith	10,069
D A Pritchard	50,000
N J Roach	110,393

No director, either directly or indirectly, disposed of any ordinary shares, exercised an option over ordinary shares or was granted rights to further shares and options during the financial year.

The relevant interest of each director in the shares, options or other instruments of the company and related bodies corporate are:

	ONESTEEL LIMITED			STEEL & TUBE HOLDINGS LTD	
	Shares	Rights[1]	Options[1]	Shares	Options
P J Smedley	100,000				
R L Every	102,793	1,847,052	2,462,735	6,000	
E J Doyle	57,064				
C R Galbraith	44,440				
D E Meiklejohn	10,000				
D A Pritchard	50,000				
N J Roach	121,229				

(1) Refer details of rights to shares and options above.

Interests of Non-Executive Directors in Contracts or Proposed Contracts with the Company

Directors of OneSteel Limited have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of OneSteel's Constitution. In addition, directors of OneSteel Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 29 of the Annual Review.

Members of the consolidated entity had normal business transactions with directors (or director-related entities) of the parent entity and its controlled entities during the year, including payments to Allens Arthur Robinson, solicitors, of which firm C R Galbraith is a partner, in respect of legal costs and advice amounting to $126,337 exclusive of GST of which no amount was outstanding at 30 June 2002.

Indemnification and Insurance of Officers and Auditors

The company has agreements with each of the directors of the company in office at the date of this report, and certain former directors, indemnifying these officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contract.

Rounding of Amounts

The company is of the kind referred to in the ASIC Class Order 98/0100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Sydney this 20th day of August 2002 in accordance with a resolution of directors.

Peter Smedley
Chairman

Robert Every
Managing Director

PRO-FORMA DISCUSSION

Company Overview

These numbers have been prepared by using the twelve months to June 2002 Statutory Accounts and the pro-forma numbers for the corresponding period 2001. The Statutory Accounts for the 12 months to June 2001 do not include the trading of all the OneSteel Group for the 12 months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 30 June 2002.

Sales revenue for the 12 months to June 2002 grew at 10% from $2,637.7m to $2,906.0m when compared with the prior corresponding period. This increase reflects a pick-up in underlying market conditions and additional revenue associated with the Email acquisition and the Duke Energy Tasmanian pipeline and the Alice Springs to Darwin rail contracts. Total tonnes dispatched increased by 2.4%, with the price per tonne increasing by 9.2%. Domestic tonnes dispatched increased by 8.6%, with the average price per tonne increasing by 6.1%. Total exports for the period were at 7.9% of tonnes dispatched compared to 13.1% a year prior, with price per tonne increasing by 18.2%.

Operating earnings before interest and tax (EBIT), increased by 43.0% for the 12 months recording a sales margin of 5.1%, compared with 3.9% for the prior corresponding period. On an earnings before tax basis, profit increased by 124.8% from $41.6m to $93.5m.

A higher effective tax rate stemming from some prior year adjustments, the sale of AJ Forsyth and increased amortisation, diminished the increase in operating net profit after tax and minorities to 99.6% or $47.1m for the 12 months, which is equivalent to 8.7 cents per share, 71% higher than the prior year.

Australian Distribution revenue was up 23.0% or $286.8m to $1,531.8m reflecting the growth from Email revenues for the full 12 months and some pick-up in market activity, largely stemming from the housing sector. Distribution EBIT increased by 40.5% to $61.8m with sales margins improving from 3.5% to 4.0%, while EBITA return on average funds employed increased from 7.6% to 10.3%.

Manufacturing revenue increased 11.1% or $172.1m to $1,727.9m reflecting a pick-up in underlying activity combined with revenue from the Tasmanian gas pipeline contract and the commencement of the Alice Springs to Darwin rail project (35% supplied by 30 June). Before the 2001 restructuring costs, Manufacturing EBIT increased 35.5% to $84.3m with an increase in sales margins from 4.0% to 4.9%. Manufacturing's EBITA return on average funds employed increased from 5.6% to 7.7%. Tonnes dispatched increased 2.2% while price per tonne increased by close to 10% reflecting some price improvement but mainly the impact of the higher-priced and associated higher-cost pipe required for the Tasmanian Pipeline contract.

International Distribution revenue decreased 7.4% or $23.0m to $289.2m while EBIT improved by 11.6% to $25.1m. In New Zealand dollars, sales revenue was 15% lower at NZ$330.6m, while EBIT increased by 6.6% to NZ$29.9m. Sales were lower as a result of the sale of the Canadian distribution business, AJ Forsyth, in October 2001. Sales margins Improved from 7.2% to 8.7%.

Restructuring continued over the 12 months with the sale of the AJ Forsyth business, the continued integration of the Email Metals business, the initial implementation of the product rationalisation program, continued tight inventory management, the closure of the Brisbane Bar Mill and the reduction of a shift from the Newcastle Rod Mill to reduce export exposure. During the 12 months, a total of $59m in costs were extracted along with revenue enhancements of $20m.

Staffing levels declined over the 12 months from 7,379 as at the end of June 2001, to 6,989 by the end of June 2002, a decrease of 390 or 5.3%. Approximately one third of this reduction stemmed from the sale of the AJ Forsyth business.

Operating cash flow for the period was $143.9m. This was $26m lower than last year with significant movements including $60.6m less in OneSteel asset sales, $37.1m spent on redundancies during the year, increased inventory of $33.8m reflecting increased sales and a net unfavourable movement between creditors and debtors of $26.0m, again reflecting an increase in sales.

Capital and investment expenditure decreased by 34.7% to $70.8m and is line with OneSteel's stated objective of keeping capital expenditure at levels lower than depreciation. The main reason for the decrease was the part payment for the Email acquisition in the 2000/01 expenditure.

OneSteel's **financial gearing** on a net debt, to net debt plus equity basis, improved significantly from 40.6% to 31.9% with net debt decreasing 25% or $191m from $762.4m to $571.6m (OneSteel's gearing ratio including $200m of securitisation was 46.3% and 38.7% respectively). The significant decline in debt stems from an equity placement completed in December which raised $66m, OneSteel asset sales of $56.2m, net Email asset sales of $65.9m, with the remainder generated from trading.

Funds employed have declined by 4.5% or $84.4m to $1,794.2m. As a result, combined with improved profit performance, the EBITA return on average funds employed has increased from 6.3% to 9.1%.

Inventories increased by 6.3% to $574.1m when compared with the same corresponding period, reflecting an increase in sales. In stock week terms this represents a decline from just over nine weeks to eight weeks.

The final dividend was declared at 3.5 cents per share fully franked, bring the total dividends declared for the year to 6.5 cents which compares with a 6.0 cent fully franked dividend paid for the 12 months to 30 June 2001. This represents a payout ratio of 74.3%. A Dividend Reinvestment Plan exists which provides the facility for shareholders in Australia and New Zealand to reinvest their dividends in shares at a price calculated on the weighted average market price during the five trading days before and including the record date for the relevant dividend. The record date for the dividend will be Friday, 20 September 2002 with the dividend due to be paid on 17 October 2002.

PRO-FORMA RESULTS

Financial Performance

12 months to 30 June ($m)	2002	2001 excl prov	2001 incl prov	% Change 2002/2001 excl prov
Revenue	2,986.5	2,779.2	2,779.2	7.5
Cost of sales	(2,735.5)	(2,576.6)	(2,597.5)	6.2
EBITDA	251.0	202.6	181.7	23.9
Depreciation and amortisation	(103.1)	(99.2)	(144.0)	3.9
EBIT	147.9	103.4	37.7	43.0
Borrowing cost	(54.4)	(61.8)	(61.8)	(12.0)
Profit/(loss) before tax	93.5	41.6	(24.1)	124.8
Tax (expense)/benefit	(39.0)	(12.1)	2.1	222.3
Profit/(Loss) after tax	**54.5**	**29.5**	**(22.0)**	**84.8**
OEI in operating profit/(loss) after tax	(7.4)	(5.9)	(5.9)	25.4
Profit/(Loss) attributable to OneSteel members	**47.1**	**23.6**	**(27.9)**	**99.6**

Cash Flow Summary

12 months to 30 June ($m)	2002	2001
Earnings before tax	86.8	47.5
Depreciation and amortisation	103.1	99.2
Capital and investment expenditure	(70.8)	(108.4)
Working capital movement	(76.5)	183.2
Income tax payments	(20.8)	(39.6)
Asset sales	56.2	116.8
Other	65.9	(128.6)
Operating cash flow	**143.9**	**170.1**
Dividends paid	(35.1)	(16.0)
Capital movements	66.3	0.0
Total cash flow	**175.1**	**154.1**

Financial Position Summary

As at 30 June ($m)	2002	2001
Cash assets	11.4	14.1
Receivables	452.8	561.5
Inventories	574.1	540.3
Fixed assets	1,160.0	1,224.2
Other assets	383.7	370.7
Total assets	**2,582.0**	**2,710.8**
Borrowings	583.0	776.5
Creditors	425.1	444.4
Provisions	351.3	373.7
Total liabilities	**1,359.4**	**1,594.6**
Net assets	**1,222.6**	**1,116.2**
Share capital	1,066.6	995.0
Outside equity interests	53.1	52.1
Retained profits/reserves	102.9	69.1
Shareholders' equity	**1,222.6**	**1,116.2**

12 months to 30 June ($m)	**Revenue**			**EBITDA**			**EBIT**			**Assets**		
SEGMENTS	2002	2001	% Ch	2002	2001	% Ch	2002	2001	% Ch	2002	2001	% Ch
Manufacturing	1,727.9	1,555.8	11.1	148.8	108.9	36.6	84.3	(0.9)	n/a	1,498.3	1,575.9	(4.9)
Distribution – Aust	1,531.8	1,245.0	23.0	94.5	70.7	33.7	61.8	44.0	40.5	999.0	926.4	7.8
Distribution – Int	289.2	312.2	(7.4)	30.7	29.3	4.8	25.1	22.5	11.6	133.1	174.0	(23.5)
Corporate	34.3	130.7	–	(9.2)	(26.4)	65.2	(9.5)	(27.1)	64.9	88.0	214.4	(59.0)
Inter segment	(596.7)	(464.5)	–	(13.8)	(0.8)	–	(13.8)	(0.8)	–	(136.4)	(179.9)	(24.2)
Total OneSteel Group	**2,986.5**	**2,779.2**	**7.5**	**251.0**	**181.7**	**38.1**	**147.9**	**37.7**	**292**	**2,582.0**	**2,710.8**	**(4.8)**

Note: 2001 segment numbers include restructuring provision

Concise Financial Report 2002

OneSteel Limited ABN 63 004 410 833

Contents

The 2002 Concise Financial Report has been derived from OneSteel Limited's 2002 Full Financial Report. The financial statements included in the Concise Financial Report cannot be expected to provide as full an understanding of OneSteel Limited's performance, financial position and financing and investing activities as provided by the 2002 Full Financial Report.

2002 Full Financial Report

A copy of OneSteel Limited's 2002 Full Financial Report, together with the Independent Audit Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The financial statements can be requested by telephone, by internet or by email (refer contact details in the Corporate Directory).

DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

Discussion and Analysis

The discussion and analysis is provided to assist readers in understanding the Concise Financial Report.

The Concise Financial Report has been derived from the Full Financial Report of OneSteel Limited.

The OneSteel Limited consolidated entity ("the OneSteel Group") consists of OneSteel Limited and its controlled entities. Many of the controlled entities were acquired over the period between June 2000 and October 2000, making comparisons with the prior period (2001) difficult as all the businesses that now comprise OneSteel were not included for the full year in the 2001 financial statements.

The principal activities of the OneSteel Group during the financial year comprised:

- mining of iron ore;
- production of steel;
- manufacture and distribution of steel products.

OneSteel Limited ("the company") prepares its consolidated financial statements on the basis of historical cost, applying generally accepted accounting principles. The accounting policies adopted are consistent with those of the previous year except for the changes set out in note 1 of the Notes to the Concise Financial Statements.

Statement of Financial Performance

OneSteel Limited consolidated profit from ordinary activities after income tax attributable to members of the parent entity for the financial year was $47.1m against a loss of ($28.8m) in the previous year.

The 2001 result was adversely affected by a special restructuring charge of $51.5m after tax, for the closure of the Brisbane bar mill and other restructuring activities. The 2002 result was influenced by a full year of contribution from the businesses purchased in the Email acquisition and improved trading conditions compared to the previous year.

Sales revenue of $2,906.0m was a 13.3% increase on the previous period due to greater market demand, the full year of growth revenue from the Email acquisition and the inclusion of all controlled entities for the full year.

Statement of Financial Position

Total assets decreased by 4.8% to $2,582.0m, with reductions in Other financial assets of $103m being a reduction in the loan to Smorgon Distribution Limited for the acquisition of Email. Other current assets, mainly prepaid tax, also reduced, while Property, plant and equipment reduced due to asset sales and capital expenditure being lower than depreciation.

Total liabilities reduced by 14.8% to $1,359.4m, with a $193.5m reduction in borrowings, due to high positive cash flow, being the main contributor. A reduction in current provisions, mainly restructuring, also contributed to lower total liabilities.

Contributed equity increased by $71.6m, reflecting the December 2001 equity raising of $66m and the dividend reinvestment scheme.

Statement of Cash Flows

Net cash flow from operating activities improved by $49.1m to $92.6m, reflecting the improved profitability in 2002.

A net cash inflow from investing activities of $51.3m was a $737.6m turnaround from 2001 as asset sales outweighed capital purchases and the 2001 result reflected the purchase of businesses prior to the spin-out and the Email acquisition.

The net cash outflow from financing activities of $139.8m in 2002 reflects the debt repayments made offset by the December 2001 equity raising. The 2001 number reflected the set up and initial borrowings of OneSteel.

Dividends

The directors have recommended and declared a final fully franked dividend for 2002 of 3.5 cents per share payable on 17 October 2002.

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE

	CONSOLIDATED 2002 $m	2001 $m
Current Assets		
Cash assets	11.4	14.1
Receivables	427.2	432.9
Other financial assets	25.6	128.6
Inventories	574.1	540.3
Other	9.9	46.2
Total Current Assets	**1,048.2**	**1,162.1**
Non-Current Assets		
Other financial assets	9.0	9.2
Property, plant and equipment	1,160.0	1,224.2
Intangibles	261.4	234.4
Deferred tax assets	80.7	62.1
Other	22.7	18.8
Total Non-Current Assets	**1,533.8**	**1,548.7**
Total Assets	**2,582.0**	**2,710.8**
Current Liabilities		
Payables	425.1	444.4
Interest bearing liabilities	33.0	154.8
Tax liabilities	0.9	-
Other provisions	130.2	158.6
Total Current Liabilities	**589.2**	**757.8**
Non-Current Liabilities		
Interest bearing liabilities	550.0	621.7
Deferred tax liabilities	138.2	136.7
Other provisions	82.0	78.4
Total Non-Current Liabilities	**770.2**	**836.8**
Total Liabilities	**1,359.4**	**1,594.6**
Net Assets	**1,222.6**	**1,116.2**
Equity		
Contributed equity	1,066.6	995.0
Reserves	0.1	1.8
Retained profits	102.8	67.3
Parent entity interest	1,169.5	1,064.1
Outside equity interest	53.1	52.1
Total Equity	**1,222.6**	**1,116.2**

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE

	Note	CONSOLIDATED 2002 $m	2001 $m
Sales revenue	2	2,906.0	2,564.6
Cost of sales		(2,377.6)	(2,075.0)
Gross profit		528.4	489.6
Other revenues from ordinary activities		80.5	141.0
Operating expenses excluding restructuring and borrowing costs		(461.0)	(546.7)
Restructuring costs		–	(65.7)
Borrowing costs		(54.4)	(44.1)
Profit/(loss) from ordinary activities before income tax expense		93.5	(25.9)
Income tax (expense)/benefit relating to ordinary activities		(39.0)	3.0
Net profit/(loss) from ordinary activities after related income tax		54.5	(22.9)
Net profit attributable to outside equity interests		(7.4)	(5.9)
Net profit/(loss) attributable to members of the parent entity		**47.1**	**(28.8)**
Net exchange difference on translation of financial statements of self-sustaining foreign operations		2.8	3.2
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of OneSteel Limited		**49.9**	**(25.6)**
Basic earnings/(loss) per share (cents per share)		9.33	(8.84)
Diluted earnings/(loss) per share (cents per share)		9.30	(8.84)

The accompanying notes form an integral part of this Statement of Financial Performance.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE

	CONSOLIDATED	
	2002 $m	2001 $m
Cash flows from operating activities	Inflows/(outflows)	
Receipts from customers	2,872.0	2,609.2
Payments to suppliers and employees	(2,708.6)	(2,473.5)
Dividends received	–	3.0
Interest received	2.3	3.1
Interest and other costs of finance paid	(52.3)	(52.4)
Operating cash flows before income tax	113.4	89.4
Income taxes paid	(20.8)	(45.9)
Net operating cash flows	**92.6**	**43.5**
Cash flows from investing activities		
Purchases of property, plant and equipment	(70.8)	(37.9)
Purchases of investments	–	(0.2)
Purchases of controlled entities net of their cash	–	(121.6)
Purchases of businesses	–	(519.7)
Proceeds from sale of property, plant and equipment	27.4	8.2
Loan to non-related parties	–	(285.8)
Repayment of loan by non-related parties	65.9	157.2
Proceeds from sale of investments	–	111.1
Proceeds from sale of controlled entities net of their cash	28.8	2.4
Net investing cash flows	**51.3**	**(686.3)**
Cash flows from financing activities		
Proceeds from issue of shares	66.3	933.3
Proceeds from borrowings	349.0	1,108.0
Repayment of borrowings	(520.0)	(377.2)
Repayment of loans from related party	–	(1,725.5)
Proceeds from loans to related party	–	709.6
Dividends paid	(35.1)	(15.7)
Net financing cash flows	**(139.8)**	**632.5**
Net increase/(decrease) in cash and cash equivalents	**4.1**	**(10.3)**
Cash and cash equivalents at beginning of year	7.3	17.4
Effect of exchange rates on cash and cash equivalents	–	0.2
Cash and cash equivalents at end of year	**11.4**	**7.3**

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

1. Basis of Preparation of the Concise Financial Report

The Concise Financial Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 "Concise Financial Reports".

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for those in respect of dividend recognition and diluted earnings per share (EPS).

Dividends are now only recognised in the financial statements at the time that they have actually been declared. If dividends have not been declared on or before the reporting date, then no provision for dividend is recognised in the financial statements.

The revised Accounting Standard AASB 1027 "Earnings per Share" has been adopted for the calculation of basic and diluted earnings per share.

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares.

The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

2. Sales Revenue

	CONSOLIDATED	
	2002 $m	2001 $m
Sales revenue		
Product sales	2,899.2	2,562.7
Rendering of services	6.8	1.9
Total sales revenue	**2,906.0**	**2,564.6**

3. Dividends

The following dividends of the consolidated entity have been paid, declared or recommended since the end of the preceding financial year:

	On Ordinary Shares $m	Dividend per Ordinary Share $
Final fully franked dividend for 2001 as recommended and declared by the directors, paid 18 October 2001	13.8	0.03
Interim fully franked dividend for 2002 paid 24 April 2002	16.1	0.03

Dividend Franking

All dividends paid were fully franked.

NOTES TO THE CONCISE FINANCIAL STATEMENTS CONTINUED

4. Segment Information

2002	AUSTRALIA					INTERNATIONAL		CONSOLIDATED
	Manufacturing $m	Distribution $m	Unallocated $m	Eliminations $m	Total $m	Distribution $m	Eliminations $m	$m
Segment revenues								
Revenues from customers outside the consolidated entity	1,150.3	1,526.0	21.5	–	2,697.8	288.7	–	2,986.5
Plus: Inter-segment revenues	577.6	5.8	12.8	(580.5)	15.7	0.5	(16.2)	–
Total revenues	1,727.9	1,531.8	34.3	(580.5)	2,713.5	289.2	(16.2)	2,986.5
Other non-cash expenses	(0.2)	(1.0)	–	–	(1.2)	–	–	(1.2)
Earnings before depreciation and amortisation	148.8	94.5	(9.2)	(1.2)	232.9	30.7	(12.6)	251.0
Depreciation and amortisation	(64.5)	(32.7)	(0.3)	–	(97.5)	(5.6)	–	(103.1)
Earnings before interest and tax	84.3	61.8	(9.5)	(1.2)	135.4	25.1	(12.6)	147.9
Less: Borrowing costs								(54.4)
Less: Income tax expense								(39.0)
Profit after tax before minority interests								54.5
Segment assets	1,461.3	980.1	64.6	(133.5)	2,372.5	131.7	(2.9)	2,501.3
Plus: Tax assets								80.7
Total assets								2,582.0
Segment liabilities	275.1	184.7	776.6	(49.6)	1,186.8	33.5	–	1,220.3
Plus: Tax liabilities								139.1
Total liabilities								1,359.4
Non-current assets on acquisition	40.6	69.3	6.7	–	116.6	3.0	–	119.6

2001	AUSTRALIA					INTERNATIONAL		CONSOLIDATED
	Manufacturing $m	Distribution $m	Unallocated $m	Eliminations $m	Total $m	Distribution $m	Eliminations $m	$m
Segment revenues								
Revenues from customers outside the consolidated entity	1,027.6	1,239.7	126.1	–	2,393.4	312.2	–	2,705.6
Plus: Inter-segment revenues	373.1	5.3	5.3	(361.3)	22.4	–	(22.4)	–
Total revenues	1,400.7	1,245.0	131.4	(361.3)	2,415.8	312.2	(22.4)	2,705.6
Other non-cash expenses	(0.2)	(1.9)	–	–	(2.1)	(0.7)	–	(2.8)
Earnings before depreciation and amortisation	89.5	70.7	(26.5)	(2.7)	131.0	29.3	(5.0)	155.3
Depreciation and amortisation	(103.1)	(26.7)	(0.5)	–	(130.3)	(6.8)	–	(137.1)
Earnings before interest and tax	(13.6)	44.0	(27.0)	(2.7)	0.7	22.5	(5.0)	18.2
Less: Borrowing costs								(44.1)
Less: Income tax expense								3.0
Profit after tax before minority interests								(22.9)
Segment assets	1,530.6	916.2	177.9	(176.5)	2,448.2	172.7	(3.4)	2,617.5
Plus: Tax assets								93.3
Total assets								2,710.8
Segment liabilities	290.6	195.8	967.3	(49.5)	1,404.2	53.7	–	1,457.9
Plus: Tax liabilities								136.7
Total liabilities								1,594.6
Non-current assets on acquisition	327.0	101.9	0.8	–	429.7	6.9	–	436.6

4. Segment Information (continued)

Segment Activities – Australia

Manufacturing

Whyalla Steelworks produces steel billets as feedstock for OneSteel's Market Mills operations together with rail products, structural steels and slabs for external sale.

Sydney Steel Mill produces steel billets for the manufacture of reinforcing and bar products on its own rolling mills as well as steel billet to be used as feed in OneSteel's other rolling facilities.

Rod & Bar manufactures products in its Bar Mill and Rod Mill at Newcastle used in a range of applications such as manufacturing, construction, mining and automotive industries.

Pipe & Tube manufactures product for the construction, mining, oil and gas and manufacturing industries from its mills in Newcastle, Melbourne, Port Kembla and Perth.

Wire manufactures wire and steel rope for use in the construction, mining, manufacturing and agricultural industries from its mills in Newcastle and Geelong.

Distribution

OneSteel's Distribution business has centres located throughout Australia in capital cities and regional areas, providing a wide range of products to resellers and end users. Products include structural steel, steel plate, angles, channels, flat steel, reinforcing steel, steel sheet and coil, a range of aluminium products, pipes, fittings, valves and other industrial products.

Segment Activities – International

Distribution

Comprises the 50.3% shareholding in Steel & Tube Holdings Ltd, a public listed company in New Zealand, which processes and distributes a comprehensive range of steel and associated products in the construction, manufacturing and rural industries. The 2001 comparatives also included the Canadian business of AJ Forsyth & Company Limited, which was divested in October 2001.

Intra/Inter Segment Transfers

The Australian manufacturing segment sells manufactured products such as structural steel, angles, channels, flat steel, reinforcing bar and mesh, pipe and tube products to the Australian and New Zealand Distribution segments.

Transfer Pricing Arrangements

All sales between the segments are conducted on an arm's length basis, with terms and conditions no more favourable than those which it is reasonable to expect when dealing with an external party.

DIRECTORS' DECLARATION

In the opinion of the directors of OneSteel Limited, the accompanying Concise Financial Report of the consolidated entity, comprising OneSteel Limited and its controlled entities for the year ended 30 June 2002:

(a) has been derived from or is consistent with the Full Financial Report for the financial year; and

(b) complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Signed in accordance with a resolution of the directors.

Peter Smedley
Chairman

Robert Every
Managing Director

Sydney
20 August 2002

INDEPENDENT AUDIT REPORT

To the members of OneSteel Limited

Scope

We have audited the Concise Financial Report of OneSteel Limited for the financial year ended 30 June 2002 as set out on pages 40 to 46, comprising the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and associated Notes to the Concise Financial Statements, in order to express an opinion on it to the members of the company. The company's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of OneSteel Limited for the year ended 30 June 2002. Our audit report on the Full Financial Report was signed on 20 August 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Concise Financial Report of OneSteel Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

Craig M Jackson
Partner

Sydney
20 August 2002

SHAREHOLDER INFORMATION

Number of Shareholders

There were 189,971 shareholders at 6 September 2002. There is only one class of share, ordinary fully paid shares. All issued shares carry voting rights on a one-for-one basis.

Distribution of Shareholdings at 6 September 2002

Range of Holdings	Number of Shareholders	% of Total Holders	Number of Shares	% of Total Shares
1–1,000	152,970	80.52	35,115,437	6.52
1,001–5,000	28,001	14.74	59,733,763	11.09
5,001–10,000	4,937	2.60	35,943,556	6.67
10,001–100,000	3,905	2.06	79,843,908	14.82
100,001 and over	158	0.08	328,079,981	60.90
Total	**189,971**	**100.00**	**538,716,645**	**100.00**

Unmarketable Parcels

There were 110,802 members holding less than a marketable parcel of shares in the company, as at 6 September 2002.

Listing

The company's shares are quoted on the Australian Stock Exchange.

Twenty Largest Shareholders at 6 September 2002

	Number of Shares	% of Total Shares
RBC Global Services Australia	65,974,114	12.25
Chase Manhattan Nominees Ltd	42,011,472	7.80
National Nominees Ltd	41,733,617	7.75
Australian Mutual Provident Society	27,988,777	5.20
Westpac Custodian Nominees Ltd	24,259,073	4.50
OneSteel Share Plans	20,589,107	3.82
Queensland Investment Corporation	11,137,205	2.07
NRMA Nominees Pty Ltd	9,696,930	1.80
Commonwealth Custodian Services Ltd	9,691,549	1.80
CSS Board	6,285,071	1.17
MLC Group of Companies	6,135,300	1.14
ANZ Nominees Ltd	5,449,155	1.01
Guardian Trust Australia Ltd	3,749,137	0.70
Health Super Pty Ltd	3,625,934	0.67
HKBA Nominees Ltd	3,463,721	0.64
Victorian Workcover Authority	2,974,142	0.55
Government Superannuation Office	2,877,957	0.53
UCA Balanced Growth Fund	2,500,000	0.46
Citicorp Nominees Pty Ltd	2,194,811	0.41
Cambooya Pty Ltd	1,900,000	0.35
Total	294,237,072	54.62
Total Issued Shares	**538,716,645**	**100.00**

Substantial Shareholders

Substantial shareholders as defined by the Corporations Act (holding at least 5% of shares):

Merrill Lynch Investment Managers Limited	36,055,637	6.69%
Maple Brown Abbott Limited	30,808,344	5.72%
AMP Limited	28,078,838	5.21%

Unquoted Equity Securities

Options over ordinary shares issued pursuant to the OneSteel executive share/option plan:

- Number of employees participating 50
- Number of securities 5,198,886

Share Registry

Shareholders with queries about anything related to their shareholding should contact the OneSteel Share Registry in Sydney on telephone 1300 364 787 or +61 3 9615 5918. Alternatively, shareholders may wish to write to:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Or on facsimile: +61 2 8234 5050

SHAREHOLDER INFORMATION CONTINUED

Details of individual shareholdings can be checked conveniently and simply through visiting our Registrar's website at www.computershare.com and clicking on Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode, to enable access to personal information.

Dividends
The company proposes to pay dividends in October and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the OneSteel Share Registry, in writing, to enable stop payment and replacement.

Where shareholders choose to have their dividends paid by direct deposit payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the OneSteel Share Registry or by visiting www.computershare.com

Dividend Reinvestment Plan
As an alternative to receiving cash dividends, eligible shareholders may elect by notification to the share registry, in writing, to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase fully paid OneSteel ordinary shares.

Tax File Numbers
OneSteel is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Stock Exchange Listing
OneSteel is listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in New South Wales.

Publications
The company's Annual Review is the main source of information for investors and is mailed to shareholders in October. Other sources of information, which will be available on the Internet, are:

1. The Chairman's address to the annual general meeting.
2. The half year financial report reviewing the July-December half year.

Shareholders wishing to receive company information electronically via email, instead of by mail, may register their email address with the company's online shareholder registry as follows:

- visit www.computershare.com
- click on Investors
- click on Registry Service
- click on Your Shareholding
- next, type the company name, OneSteel Limited, or simply the company code, OST
- then, next to Check Your Securities, click the 'Go' button. You will then need to enter your personal security information: Holder Identification Number (HIN) or Securityholder Reference Number (SRN); family or company name and postcode; and click 'Go'
- from there, click on 'Go' for Communication Details and follow the prompts.

After you have entered your e-mail address and selected which publications you wish to receive, an e-mail will be sent to you for confirmation purposes.

When you receive it, just click on 'Reply' to confirm your details, then 'Send'.

Internet Address
Shareholder information may be obtained from the Shareholder Information section of the OneSteel website – www.onesteel.com

Change of Address
Issuer sponsored shareholders should notify the OneSteel Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and Securityholder Reference Number (SRN). CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from Mailing List
Shareholders who do not wish to receive the Annual Review should advise the OneSteel Registry, in writing, noting their SRN or HIN.

Change of Name
Shareholders who change their name should notify the OneSteel Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll.

Buy-back
There is no current on-market buy-back in place.

STATISTICAL SUMMARY

This report has been prepared by comparing the 12 months to June 2002 Statutory Accounts with the pro-forma numbers for the corresponding periods in 2001 and 2000. The Statutory Accounts for the 12 months to June 2001 do not include the trading of all the OneSteel Group for the 12 months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 30 June 2001.

KEY FINANCIAL STATISTICS – 12 MONTHS ENDING 30TH JUNE

	2002 $m	2001* $m	2000 $m
Sales Revenue	2,906.0	2,637.7	2,959.1
Other Revenue	80.5	141.5	17.4
Total Revenue	2,986.5	2,779.2	2,976.5
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	251.0	181.7	268.0
Earnings Before Interest, Tax and Amortisation (EBITA)	166.8	74.7	171.7
Earnings Before Interest and Tax (EBIT)	147.9	37.7	155.2
Borrowing Costs	54.4	61.8	
Profit/(Loss) Before Tax	93.5	(24.1)	
Tax Expense/(Benefit)	39.0	(2.1)	
Net Profit/(Loss) After Tax and Minorities (NPAT)	47.1	(27.9)	
Cash Flow from Operations	143.9	170.1	
Total Assets	2,582.0	2,710.8	2,628.4
Funds Employed	1,794.2	1,878.6	2,019.7
Total Liabilities	1,359.4	1,594.6	1,465.9
Net Debt	571.6	762.4	857.2
Capital and Investment Expenditure	70.8	108.4	167.6
Inventories	574.1	540.3	608.0
Employee Numbers	6,989	7,379	7,271
Sales per Employee '000	415.8	357.5	407.0
Net Tangible Asset Backing, $ per Share	1.69	1.81	2.03
EBIT Margin on Sales %	5.1	1.4	5.2
EBITA Return on Average Funds Employed %	9.1	2.0	7.7
Return on Equity %	4.7	n/a	
Gearing (net debt:net debt plus equity) %	31.9	40.6	42.4
Interest Cover, times	2.71	0.60	
Earnings per share (cents – based on the number of shares at the end of the period)	8.7	(6.0)	
Dividends per share (cents)	6.5	6.0	
Total Tonnes Produced	1,576,650	1,438,770	1,835,822
Total Tonnes Dispatched	2,176,413	2,125,073	2,667,654
Total Domestic Tonnes Dispatched	2,004,716	1,846,503	2,239,753
Total Export Tonnes Dispatched	171,697	278,570	427,901

* The 2001 financial year includes a restructuring charge

ONESTEEL SHARE PRICE PERFORMANCE VERSUS THE ALL ORDINARIES INDEX



170
161
152
143
134
125
116
107
98
89
80
INDEX
OneSteel
All Ords

FROM 23 OCTOBER 2000 TO 6 SEPTEMBER 2002

STATISTICAL SUMMARY CONTINUED

ORE RESERVES AND MINERAL RESOURCES

OneSteel's estimates of Ore Reserves and Mineral Resources presented in this report have been produced by Competent Persons in accordance with the current Australasian Code for Reporting of Identified Minerals Resources and Ore Reserves (the JORC Code). Each Competent Person (named in the following tables) consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

All Resource and Reserve figures represent estimates at the end of June 2002 unless otherwise stated. Rounding of tonnes and grade information may result in small differences presented in the totals.

ORE RESERVES

The table below shows OneSteel's Iron Ore Reserves which consist of three operating mines located in the South Middleback Ranges. Grades are uncalcined, contain 2% moisture, and Life of Mine Recoveries are 93%.

Whyalla (Middleback Range) Iron Ore Reserves

		As at end June 2002									Compared with 2001				
		Proved Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Total Ore Reserves			OneSteel Interest	Competent Person
Category	Ore Type	Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		%	
			Fe%	P%		Fe%	P%		Fe%	P%		Fe%	P%		
Total Quantity	Hematite, Goethite, Limonite, Minor magnetite.	18.7	63.4	0.05	18.6	62.3	0.06	37.3	62.8	0.06	38.0	62.7	0.06	100	H. Titchen

MINERAL RESOURCES

The table below shows OneSteel's insitu resource base adjacent to existing operations at a cut-off of Fe>50%, SiO2<10%, Al2O3<5% and P<0.2%.

The Total Mineral Resources include all resources, including those used to derive Ore Reserves.

Mineral Resources that have not been used for estimation of Ore Reserves are shown separately.

Whyalla (Middleback Range) Iron Ore Mineral Resources

		As at end June 2002								Compared with			
		Measured Resources		Indicated Resources		Inferred Resources		Total Resources 2002		Total Resources 2001		OneSteel Interest	Competent Person
Category	Type	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	%	
Total Quantity	Hematite, Goethite, Limonite, Minor Magnetite.	26.7	63.1	40.7	61.7	4	61.0	71.3	62.2	75.9	62.3	100	P. Leevers
Quantity excluded from Ore Reserves	Hematite, Goethite, Limonite, Minor Magnetite.	4.2	58.7	14.7	59.9	3	60.7	21.8	59.8	21.8	59.8	100	P. Leevers

OneSteel has Magnetite resources located at the Iron Magnet Deposit which is adjacent to and below the Iron Duke and Iron Duchess Deposits, and is outlined in the table below.

Whyalla (Middleback Range) Magnetite Mineral Resources

		As at end June 2002								Compared with			
		Measured Resources		Indicated Resources		Inferred Resources		Total Resources 2002		Total Resources 2001		OneSteel Interest	Competent Person
Category	Type	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	Tonnes (millions)	Fe Grade (%)	%	
Total Quantity	Magnetite					300	37	300	37	300	37	100	P. Leevers

GLOSSARY

THE COMPANY
OneSteel Limited and/or its subsidiaries, as the context admits.

THE GROUP
OneSteel Limited and/or its subsidiaries, as the context admits.

BILLET
Billet is a section of cast steel approximately 127mm or 175mm square and 12 metres long used to produce rod and bar.

BLAST FURNACE
Furnace used for converting iron ore into pig iron.

BLOOM
Bloom is a section of cast steel usually 350mm square and 12 metres long.

DISPATCHES
Term used for total tonnes sold to end markets.

ELECTRIC ARC FURNACE
Furnace used to convert scrap steel into molten steel.

EMAIL METALS
Email Metals was the component of the Email Limited business jointly acquired by Smorgon Limited and OneSteel.

INTEGRATED STEELWORKS
An integrated Steelworks uses Blast Furnace and Basic Oxygen steelmaking technology to manufacture steel from iron ore.

LOST TIME INJURY FREQUENCY RATE
A statistical measure of safety performance.

A lost time injury is an injury which is attributable to a workplace incident and which results in at least one full shift of work being lost at some time (not necessarily immediately) after the shift during which the injury occurred.

Lost time injury frequency rate is the number of lost time injuries per million hours worked and is calculated as follows: lost time injury frequency rate equals number of lost time injuries per reporting period times one million, divided by hours worked per reporting period.

MEDICAL TREATMENT INJURY FREQUENCY RATE
A statistical measure of safety performance.

A medical treatment injury is an injury which is attributable to a workplace incident, requires medical treatment (including restricted work) and which results in less than a full shift of work being lost. Injuries which result in at least one full shift of work being lost are classified as lost time injuries (refer above).

The medical treatment injury frequency rate is the number of medical treatment injuries per million hours worked and is calculated as follows: medical treatment injury frequency rate equals number of medical treatment injuries per reporting period times one million divided by hours worked per reporting period.

ORE
Mineral bearing rock.

PELLET PLANT
The Pellet Plant takes fine iron ore and produces hard balls of iron ore that can be fed into the Blast Furnace.

PLATE
Large flat sections of steel used for the manufacture of tanks, pressure vessels etc.

PRODUCT MILLS
Product Mills take billet and blooms and roll them into rod, bar, reinforcing steels, wire, rail, tube, pipe and structural steel.

PRODUCTION
Term used to define total tonnes produced in particular product.

RAW STEEL
Raw Steel is produced at Whyalla Steelworks and the Sydney Steel Mill and cast in the form of billet, blooms and slab steel.

REINFORCING STEEL
Used for reinforcing concrete.

ROD AND BAR
Rod and bar is semi-produced product that can then be used for further value added products such as wire, reinforcing steel, grinding media, posts etc.

SHEET AND COIL
Sheet and coil is purchased from outside steel producers and processed and distributed by OneSteel or used in the manufacture of pipe and tube.

SLAB
Slab is a section of cast steel usually 250mm thick and between 600 and 1800mm wide and 12 metres long.

STEEL AND TUBE NZ
Steel and Tube Holdings Limited and/or its subsidiaries as the contex admits.

STRUCTURAL STEEL
Large steel sections used for frames for buildings, factories, bridges and other infrastructure.

ABBREVIATIONS

ASIC	Australian Securities & Investments Commission
ASX	Australian Stock Exchange Limited
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortisation
EBITA	Earnings Before Interest, Tax and Amortisation
EBIT	Earnings Before Interest and Tax
ISO14001	International Standards Organisation specification for environmental management systems
NPAT	Net Profit After Tax
NZ	New Zealand
GM	General Manager
UK	United Kingdom
USA	United States of America
FHOS	First Home Owners Scheme
BOC	British Oxygen Company
ng/m^3	Nanograms per Cubic Metre
CO_2	Carbon Dioxide

CORPORATE DIRECTORY

Directors

Peter J Smedley
Chairman

Robert L Every
Managing Director and Chief Executive Officer

Eileen J Doyle

Colin R Galbraith

David E Meiklejohn

Dean A Pritchard

Neville J Roach

Company Secretary

John M Krenich

Registered Office and Head Office

OneSteel Limited
ACN 004 410 833
ABN 63 004 410 833
Level 23, 1 York Street
Sydney NSW 2000 Australia
Telephone: +61 2 9239 6666
Facsimile: +61 2 9251 3042
Internet: www.onesteel.com

Share Registry

OneSteel Share Registry
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000 Australia
Telephone: 1300 364 787 or
+61 3 9615 5918
Facsimile: +61 2 8234 5050
Internet: www.computershare.com

Auditors

Ernst & Young

Stock Exchange Listing

OneSteel Limited shares are quoted on the Australian Stock Exchange

Annual Review and Full Financial Report

Both the 2002 Annual Review and the Full Financial Report are available on the OneSteel website www.onesteel.com or by calling +61 2 9239 6666

OneSteel Registered Trademarks

300PLUS™
500PLUS™
Anchor-Fast™
BAMTEC™
DECKMESH™
DuraGal™
Duramesh™
Ezycommerce™
EzySteel™
FIBRECRETE®
FIBRESTEEL®
FirePlus Pipe™
Flexabel®
Galtube™ Plus
George Ward
Gripfast®
Gripfast™
Gripple™
Growire™
HANDIMESH®
IRONBARK™
Longlife™
MarineMesh™
Metaland
Metalcard
Metpol
MINEMESH™
Northgard
ONEMESH500™
Permelec®
Permaseal™
POOLSTEEL™
ROMTECH®
Star™
Star® Partner
Star® Posts
Stocklock®
Stocktite™
STUDMESH™
TEMPCORE™
Tempelec®
Tenser Senser®
Tensulator®
TRUSSDEK™
Tyeasy®
UltraPipe™
Victaulic™
Waratah™
Wedgelock® Clamp
Wizard® Wire Strainers
Zalcote®

FINANCIAL CALENDAR

(SUBJECT TO CHANGE)

Date	Event
20 August 2002	Annual results and final dividend announced
16 September 2002	Ex dividend share trading commenced
20 September 2002	Record date for final dividend
17 October 2002	Final dividend paid
17 October 2002	Annual Review mailed to shareholders
18 November 2002	Annual General Meeting
31 December 2002	Half-year ends
18 February 2003	Half-year results and interim dividend announced
24 March 2003	Ex dividend share trading commences
28 March 2003	Record date for interim dividend
24 April 2003	Interim dividend paid
30 June 2003	Financial year ends
19 August 2003	Annual results and final dividend announced

Notice of Meeting

The 2002 Annual General Meeting of the company will be held at 2.30pm, Monday 18 November 2002 at City Recital Hall, Angel Place, Sydney.

A formal Notice of Meeting accompanies this report. Additional copies can be obtained from the company's registered office or downloaded from the company's website at www.onesteel.com.

OneSteel Limited
Level 23
[illegible] York Street
Sydney NSW 2000
Australia

+61 2 9239 6666
+61 2 9251 3042

www.onesteel.com

